Exhibit 99.1

QUARTERLY REPORT

(From January 1, 2016 to September 30, 2016)

THIS IS AN ENGLISH TRANSLATION OF THE INTERIM REPORT ORIGINALLY PREPARED IN THE KOREAN LANGUAGE (IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION). THIS ENGLISH TRANSLATION IS NOT OFFICIAL AND IS PROVIDED FOR INFORMATION PURPOSES ONLY.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON BOTH CONSOLIDATED AND NONCONSOLIDATED BASIS IN ACCORDANCE WITH THE KOREAN-INTERNATIONAL FINANCIAL REPORTING STANDARDS (K-IFRS) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

QUARTERLY REPORT

(From January 1, 2016 to September 30, 2016)

To:	Korean Financial Services Commission and Korea Exchange

/s/ Kim, Jin-Il
Kim, Jin-Il
President and Representative Director
POSCO
6261 Donghaean-ro (Goedong-dong), Pohang-si, Nam-gu, Gyungsangbuk-do, Korea
Telephone: +82-54-220-0114

/s/ Noh, Min-Yong
Noh, Min-Yong
Senior Vice President
POSCO
6261 Donghaean-ro (Goedong-dong), Pohang-si, Nam-gu, Gyungsangbuk-do, Korea
Telephone: +82-2-3457-0114

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Attachment:	Independent Auditors’ Review Report
(Consolidated and Separate)

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I. OVERVIEW

1. Scope of Business

A. POSCO (the “Company”)

Business

(1) Production and sale of crude steel and stainless steel products

(2) Port/harbor loading/unloading, warehousing and packaging

(3) Management of professional athletic organizations

(4) Power generation, renewable energy projects, liquefied natural gas logistics and exploration and other incidental businesses

(5) Real property lease business

(6) Public energy services and distribution system

(7) Marine transportation of mineral resources; domestic and overseas processing and sales of mineral resources

(8) Educational services and other incidental services

(9) Production and sale of non-ferrous metals

(10) Technology license sales and engineering business

(11) Other businesses incidental or related, directly or indirectly, to the foregoing businesses

B. POSCO Business Group

(1)	Name of the Business Group: POSCO

(2)	Companies Belonging to the Business Group

POSCO, POSCO COATED & COLOR STEEL Co., Ltd., POSCO Daewoo Corporation, POSCO ICT, POSCO CHEMTECH, POSCO M-TECH, POSCO ENGINEERING CO., Ltd., MegaAsset Co., Ltd., Busan E&E Co., Ltd., Suncheon Eco Trans Co., Ltd., SNNC, eNtoB Corporation, UITrans LRT Co. Ltd., POSMATE, POSCO Humans, POSCO ENGINEERING & CONSTRUCTION CO., LTD., POSCO Research Institute, POSCO A&C, Poscoene, POSCO TMC Co., Ltd., POSCO Processing&Service, Pohang Scrap Recycling Distribution Center Co., Ltd., POSCO NIPPON STEEL RHF JOINT VENTURE CO., Ltd., METAPOLIS Co., Ltd., POSCO-TERMINAL Co., Ltd., POSCO ENERGY CO., LTD., PSC Energy Global Co., Ltd., Gale International Korea, LLC, BLUE O&M Co., Ltd., POSCO Venture Capital Co., Ltd., POSCO ES MATERIALS, Pohang Special Welding Co., Ltd., Steel Processing and Fabricating Center Co., Ltd., POSCO MITSUBISHI CARBON TECHNOLOGY, POSPOWER CO., LTD., Songdo POSCO Family Housing, HOTEL LAONZENA CO., LTD., POSCO Group University, POSCO PLANTEC Co., Ltd., POSCO E&C Songdo International Building

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(a)	Changes in Companies Belonging to the Business Group

•	Exclusion of the Business Group: PONUTech Co., Ltd. (February 16, 2016),

POSHIMETAL Co., Ltd.(April 9, 2016),

Tamra Offshore Wind Power Co., Ltd. (May 3, 2016),

POSCO Green Gas Technology (May 17, 2016),

POSCO LED Co., Ltd. (May 19, 2016)

Mapo Hibroad Parking co., Ltd. (July 26, 2016)

POSCO AST (July 27, 2016)

•	Inclusion of the Business Group: POSCO E&C Songdo International Building (August 1, 2016)

•	Name change from Daewoo International Corporation to POSCO Daewoo Corporation (March 14, 2016)

(3)	Related Laws and Regulations

The Korea Fair Trade Commission has designated POSCO as a company subject to the limitations on Cross Shareholding and Debt Guarantee for Affiliates under the Monopoly Regulation and Fair Trade Act (the “MRFTA”).

Details

(a)	Prohibition on Cross Shareholdings (Article 9 (1) of the MRFTA)

(b)	Prohibition on Debt Guarantees for Affiliated Corporations (Article 10-2 of the MRFTA)

(c)	Prohibition on Shareholding of Venture Capitals for Subsidiaries (Article 9 (3) of the MRFTA)

(d)	Limitation of Voting Rights of Financial or Insurance Companies (Article 11 of the MRFTA)

(e)	Resolution of the Board of Directors and Publication on Large-Scale Intra-Group Transaction (Article11-2 of the MRFTA)

(f)	Disclosure of Important Facts such as Unlisted Shares (Article 11-3 of the MRFTA)

(g)	Disclosure of a corporate group (Article 11-4 of the MRFTA)

(h)	Report on Status of Shareholding (Article 13 of the MRFTA)

2. Business Organization

A. Highlights of the Company’s Business Organization

(1)	Location of the Headquarters: 6261 Donghaean-ro (Goedong-dong), Nam-gu, Pohang-si, Gyeongsangbuk -do, Korea

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(2)	Steel Works and Offices

(a)	Pohang Steel Works: 6262 Donghaean-ro (Dongchon-dong), Nam-gu, Pohang-si, Gyeongsangbuk -do, Korea

(b)	Gwangyang Steel Works: 20-26 Pokposarang-gil (Kumho-dong), Gwangyang-si, Jeollanam -do, Korea

(c)	Principal Executive Office: POSCO Center, 440 Teheran-ro (Daechi-dong), Gangnam-gu, Seoul, Korea

(d)	Overseas Offices: For the purpose of supporting international business transactions, the Company operates five overseas offices as follows:

United Arab Emirates (Dubai), European Union (Dusseldorf, Germany),

Brazil (Rio de Janeiro), Australia (Perth), Argentina, Iran (Teheran), and Russia (Moscow).

(3)	Major Changes in the Board of Directors (as of March 11, 2016)

(a)	Inside Directors

•	New member : Choi, Jeong-Woo (1 year)

(b)	Outside Directors

•	Reelected member: Lee, Myoung-Woo (3 years)

(c)	Representative Directors

•	As of March 11, 2016: Kwon, Oh-Joon, and Kim, Jin-Il

*	Ahn, Dong-Hyun, outside director, resigned on September 7, 2016.

(4)	Changes of the Major Shareholders of POSCO

(a)	National Pension Service holds the largest number of shares of POSCO.

(b)	Date of Disclosure: January 30, 2007

(For further reference, please refer to the public disclosures regarding the change of the major shareholders on January 30, 2007, July 27, 2007, January 29, 2008, July 25, 2008, January 21, 2009, March 2, 2009, July 22, 2009, October 9, 2009, January 26, 2010, July 20, 2010, January 28, 2011, July 22, 2011, January 31, 2012, August 1, 2012, February 1, 2013, August 1, 2013, January 14, 2014, January 23, 2014, July 29, 2014,January 23, 2015, August 5, 2015, January 6, 2016, January 26, 2016, March 15, 2016, April 12, 2016, July 4, 2016, July 5, 2016, July 21, 2016, October 7, 2016, and October 11, 2016)

B. Merger, Acquisition and Handover of Businesses

(1)	Small scale merger of POSHIMETAL Co., Ltd into POSCO was completed on March 15, 2016

•	Date of merger : March 1, 2016

(2)	Small scale merger of POSCO Green Gas Technology into POSCO was completed on May 16, 2016

•	Date of merger : May 1, 2016

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The purpose of both mergers is to enhance the shareholders’ value by increasing operational efficiency and creating synergies between businesses.

POSCO holds a 100% stake in POSHIMETAL Co., Ltd. and a 100% stake in POSCO Green Gas Technology. For both small scale mergers, the merger ratio is 1:0 and POSCO does not issue new shares. On the completion of mergers, POSCO remains as a surviving company.

C. Major Changes in Production Facilities

Refer to the ‘II. Business (5. Production and Facilities)’

3. Equity Capital

A. New Issuance of Registered Common Stock

There was no new issuance of registered common stock in the last five years.

B. Convertible Bonds

[None]

C. Bonds with Warrant

[None]

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4. Other Information Regarding Shares

A. Total Number of Shares

(As of September 30, 2016)
Authorized Shares	Outstanding Shares
200,000,000	87,186,835

Currency of the Republic of Korea is Korean Won (“KRW”).
Par Value: KRW 5,000 per share

B. Treasury Stock Holding and Cancellation

(As of September 30, 2016)
Method of Purchase	Type	Beginning*	Increased	Decreased	Cancelled	Balance
Direct	Registered Common	7,191,187	—	703	—	7,190,484
Special Money Trust		—	—	—	—	—
Total		7,191,187	—	703	—	7,190,484

*	Beginning Balance: as of December 31, 2015

Board of Directors approved the ‘Disposal of Treasury Stocks as Employee Award’ at the Meeting held on February 7, 2013, where the execution and responsibility of the disposal of the treasury stocks were delegated to the Executive Management Committee.

On January 19, 2016, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 110 treasury stocks was completed on January 20, 2016.

On April 19, 2016, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 433 treasury stocks was completed on April 20, 2016.

On July 19, 2016, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 160 treasury stocks was completed on July 20, 2016.

Changes after September 30, 2016

On October 19, 2016, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 1,314 treasury stocks was completed on October 20, 2016.

5. Voting Rights

(As of September 30, 2016)
Classification of Shares	Number of Shares	Remarks
(1) Number of Outstanding Shares	87,186,835	—
(2) Shares without Voting Rights *	7,190,484	*Treasury Stock 7,190,644shares
(3) Shares with Voting Rights	79,996,351	—

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6. Earnings and Dividend

(In millions of KRW)
	2016 3Q (January 1, 2016 ~ September 30, 2016)	2015	2014
(Consolidated) Net Profit	1,197,014	180,647	626,099
Earnings per Share (KRW)	14,653	1,845	7,432
Cash Dividend Paid	179,992	639,961	639,527
(Consolidated) Pay-out Ratio (%)	15.0	345.3	102.1
Dividend per Share (KRW)	2,250	8,000	8,000
Dividend Yield (%)	1.0	4.5	2.8

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II. BUSINESS

1. Overview

A. Classification of Business

We classify our business into four segments;

Steel, Trading, Engineering & Construction, and Others.

B. Segment Results

					(In millions of KRW)
Category	2016 3Q (January 1, 2016 ~ September 30, 2016)		2015		2014
	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)
Steel	19,547,893	2,308,592	28,292,824	1,875,891	31,841,748	2,267,825
Trading	11,835,006	190,343	18,315,487	191,800	21,165,806	284,892
Engineering & Construction	4,846,786	(197,071)	8,515,780	265,891	8,119,207	446,214
Others	1,836,457	70,710	3,068,254	76,461	3,971,684	214,599

Total	38,066,142	2,372,575	58,192,345	2,410,043	65,098,445	3,213,530

2. Current Situation

1) Steel

A. Domestic Market Share

							(Millions of Tons, %)
Category	2016 3Q (January 1, 2016 ~ September 30, 2016)		2015		2014		2013
	Production	Market share	Production	Market share	Production	Market share	Production	Market share
Crude Steel Production	50.9	100	69.7	100	71.5	100	66.1	100
POSCO	27.9	54.8	38.0	54.5	37.7	52.7	36.4	55.1
Others	23.0	45.2	31.7	45.5	33.8	47.3	29.7	44.9

Source: Korea Iron and Steel Association

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B. Characteristics of the Steel Market

The steel industry supplies materials to major industries such as the automobile, shipbuilding and electronic appliance industries.

C. Summary and Prospect of New Businesses

1)	Establishment of Steelworks in India

(a)	Company entered into a memorandum of understanding with the Orissa state government for the development of iron ore captive mines and for the development and construction of an integrated steelworks facility with an annual production capacity of 12 million tons. (June, 2005)

(1-1) Development of Iron Ore Captive Mines

(a)	POSCO-India filed applications for mining exploration licenses for certain iron ore mines in the region of Khandadhar, Orissa (the “Khandadhar Licenses”). (September, 2005)

(b)	Orissa State Government recommended the approval of the Khandadhar Licenses on behalf of POSCO-India to the Indian central government. (December, 2006)

(c)	Indian central government denied the approval for the Khandadhar Licenses and remanded the matter to the Orissa State Government for further consideration. (July, 2007)

(d)	Orissa State Government resubmitted its recommendation for the approval of the Khandadhar Licenses on behalf of POSCO-India to the Indian central government. (January, 2009)

(e)	Orissa High Court set aside the Orissa State Government’s recommendation to grant the approval of the Khandadhar Licenses to POSCO-India. (July, 2010)

(f)	Orissa State Government filed a special leave petition with the Indian Supreme Court. (November, 2010)

(g)	Indian Supreme Court ordered to nullify judgment of the Orissa High Court regarding the right to explore the iron ore mines in the region of Kandahar; and the Indian central government reinitiated the approval procedures for right to explore Kandahar. (May, 2013)

(h)	The project was temporarily suspended because India Government announced an Administrative Order of the auction system for assignment of mine. (January, 2015)

(1-2) Establishment of Steelworks

(a)	Indian central government granted the approval for the environmental impact assessment for the construction of a captive port. (May, 2007)

(b)	Indian central government granted the approval for the environmental impact assessment for the construction of steel mills. (July, 2007)

(c)	Indian Supreme Court granted the transformation of the forest land on the steel mill construction site. (August, 2008)

(d)	Indian central government granted the final approval for the deforestation of steel mill construction sites. (December, 2009)

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(e)	Final plans for the rehabilitation and resettlement of indigenous population were approved by the Rehabilitation and Peripheral Development Advisory Committee (constituted by the Orissa state government). (July, 2010)

(f)	Forest Advisory Committee acting under the Ministry of Environment and Forest temporarily suspended activities at the construction site pending investigation into alleged violation of the Forest Regulation Act. (August, 2010)

(g)	Ministry of Environment and Forest of the Indian central government granted a conditional approval on the construction of the steel mills and the port. (January, 2011)

(h)	Ministry of Environment and Forest of the Indian central government granted the final approval on the construction of the steel mills and the port. (May, 2011)

(i)	Company cleared the crop fields designated for the construction of its steel mill site within the state owned property. (May, 2011).

(j)	An environmental organization filed a lawsuit to nullify the approval for the environmental impact assessment in the National Green Tribunal. (August, 2011)

(k)	National Green Tribunal dismissed the lawsuit of nullifying the approval for the environmental impact assessment and ruled that the Ministry of Environment and Forest should reassess the conditions on which clearance was permitted for the project. (March, 2012)

(l)	Procurement of the possessory right over 1,704 acres of the steel mill construction site. (March, 2013)

(m)	Ministry of Environment and Forest of the Indian central government approved to gain environmental license for building the steel mill (January, 2014)

(2)	Establishment of the Steelworks in Brazil

(a)	Board of Directors resolved to invest a 20% interest in CSP Joint Venture established by POSCO, VALE S.A. and DONGKUK STEEL MILL CO., LTD. (May, 2011)

(b)	CSP Joint Venture entered into an Engineering Procurement Construction contract with POSCO E&C. (December, 2011)

(c)	Construction of a steelwork with an annual capacity of 3 million tons initiated. (September, 2012)

(d)	Build 4 pillars sustaining the furnace (March, 2014)

(e)	Receiving electrical power (July, 2015)

(f)	Construction completed and production of slabs commenced (June, 2016)

(3)	Establishment of a Continuous Galvanizing Line in Thailand

(a)	Approval of the Board of Directors (November, 2013)

(b)	Contract of the Site Sales (March, 2014)

(c)	Acquisition of the Land Use Rights (June, 2014)

(d)	Construction of a steelwork with an annual capacity of 0.45 million tons commenced (September, 2014)

(e)	Electric generation work commenced (July, 2015)

(f)	Test run of operation (December, 2015)

(g)	Construction of Continuous Galvanizing Line completed (June, 2016)

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(4)	Establishment of No.7 Continuous Galvanizing Line at Gwangyang Works

(a)	Board of Directors resolved to construct a Continuous Galvanizing Line at Gwangyang Works (December, 2014)

(b)	Construction of a steelwork with an annual capacity of 0.5 million tons commenced (September, 2015)

(c)	Steel-frame work commenced (January, 2016)

(d)	Electric generation work commenced (May, 2016)

(5)	Increase capability of non-oriented electrical steel at Pohang Works

(a)	Board of Directors resolved to increase capability of non-oriented electrical steel at Pohang Works (May, 2015)

(b)	Construction of a steelwork with an annual capacity of 0.1 million tons commenced (March, 2016)

(c)	Electric generation work commenced (September, 2016)

(6)	Joint venture with Chongqing Iron and Steel (Group) Company Limited in China

(a)	Board of Directors resolved to invest in JV with Chongqing Iron and Steel (January, 2016)

(b)	Execution of JV Agreements (April, 2016) – Construction of Steel mills for 1) cold rolled steel products and 2) plated steel products (June, 2016)

2) Trading

A. Market Share

(Millions of Dollars)
Category	2015 3Q	2016 3Q	Growth rate
All Trading Companies in Korea	396,740	363,126	-8.5%
POSCO Daewoo	5,019	4,358	-13.2%

Source: Korea International Trade Association

B. Summary and Prospect of New Businesses

POSCO Daewoo Corporation (“POSCO Daewoo”) is playing a leading role in Korean export industry as the number one trading company based on its wide range of trading network worldwide including about 100 overseas trading subsidiaries, overseas branches and representative offices through intermediary trading and exporting various products including steel, non-ferrous metals, and chemical products. Moreover, POSCO Daewoo is making tangible progress in resource development through Myanmar gas field. POSCO Daewoo has newly entered into the food and forestry development business to secure the future food resources and green energy resources. POSCO Daewoo will aggressively drive this successful momentum of active investment and trading by establishing plantations for agro-resources such as rice, soybean, wheat and corn as well as oil palm and afforestation businesses.

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3) Engineering & Construction

A. Summary and Prospect of New Businesses

POSCO Engineering & Construction Co. Ltd. (“POSCO Engineering & Construction”), established in February 1982, is currently expanding its business areas to civil engineering, architectural works, energy, urban development and low carbon & green growth businesses. In reference to the number of the overseas contracts signed by POSCO Engineering & Construction in 2011, the business performance of the POSCO Engineering & Construction in the global market has been satisfactory.

POSCO ENGINEERING COMPANY CO., LTD. succeeded in the development of a management system for the global market and the Engineering, Procurement & Construction (“EPC”) business. POSCO ENGINEERING COMPANY CO., LTD. planed out its global sales strategy and stabilized its global network through its local agencies and localization strategies. Recently, POSCO ENGINEERING COMPANY CO., LTD. expanded its business markets to the countries located in Central and South America, Africa and Europe.

4) Others

A. POSCO ENERGY CO., LTD

POSCO ENERGY CO., LTD. (“POSCO ENERGY”) started its commercial operation in February, 1972 as the only privately-owned power plant in Korea. Since the early 90’s, POSCO ENERGY continuously remodeled and built additional power plants meeting the increased demand of electricity in Korea. POSCO ENERGY started its fuel cell business in 2007 and continuously develops, manufactures and provides the operation and management services for fuel cell plants globally.

B. POSCO ICT

POSCO ICT is established in November, 1989 for the purpose of providing services in software development, data processing, and info-communications business. It has an expertise in IT and engineering, which was made in an effort to lead the trend of green growth and convergence. POSCO ICT has provided total solution to overseas existing steel mills and other solution systems through application of optimal information technology. Currently, POSCO ICT applies its developed ICT technology at Smart Factory by applying the industrial IoT and big data at industrial sites. Based on its key technologies, POSCO ICT has been putting efforts to enhance competitiveness of the industries, in areas such as smart factory, smart IT, energy, SOC (railroad/transportation), and environment. POSCO ICT will continue to support to strengthen the core business of POSCO Group and enhance its business competency globally.

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C. POSCO CHEMTECH

POSCO CHEMTECH, founded in 1963, specializes in manufacturing of refractories, lime used in steel manufacturing processes as well as a wide range of chemical and environmentally friendly products. POSCO CHEMTECH provides refractories to a wide range of industries including steel, cement, and glass companies. POSCO CHEMTECH is currently expanding its comprehensive chemical and carbon material business in the secondary cell, anode materials and needle coke graphites.

D. POSCO M-TECH

POSCO M-TECH started its operation in 1973 as a specialized supplier of steel supplementary materials, including aluminum deoxidizers and molybdenum and steel products packagings. POSCO M-TECH expanded its ferro/nonferrous alloy refining business through consigned operation and management of the magnesium plants, ferrosilicon plants, Fe power plants and FeMn plants. POSCO M-TECH makes its utmost efforts to stronghold its ground as a steel packaging and up-stream material-specialized company.

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3. Key Products

A. Sales of Key Products

	(In hundred millions of KRW, %)
Business Area	Item	Specific Use	Total Sales	Ratio
Steel	Hot-rolled Product (HR)	Steel pipe, Shipbuilding, etc	49,935	15.9
	Cold-rolled Product (CR)	Automobile, Home appliances, etc	106,780	34.1
	Stainless Steel Products	Western tableware, etc	67,870	21.6
	By-Product	Plates, Wire rods, etc	89,292	28.4
	Gross Sum		313,877	100.0
	Deduction of Internal Trade		(118,398)	—
	Sub Total		195,479	—

Trading	Steel, Metal		106,436	57.2
	Chemical, Strategic Item, Energy		6,349	3.4
	Others		73,440	39.4
	Gross Sum		186,225	100.0
	Deduction of Internal Trade		(67,875)	—
	Sub Total		118,350	—

Engineering & Construction	Domestic Construction	Architecture	18,146	33.1
		Plant	10,598	19.3
		Civil Engineering	5,141	9.4
	Overseas Construction		11,976	21.9
	Owned Construction		4,062	7.4
	Others		4,858	8.9
	Gross Sum		54,781	100.0
	Deduction of Internal Trade		(6,314)	—
	Sub Total		48,467	—

Others	Electricity Sales, etc		35,743	100.0
	Deduction of Internal Trade		(17,378)	—
	Sub Total		18,365	—

Total Sum			380,661	—

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B. Price Fluctuation Trend of Key Products

	(In thousands of KRW/ Tons, kWh)
Business Area	Products	2016 3Q (January 1, 2016 ~ September 30, 2016)	2015	2014	2013
Steel	Hot-rolled Product (HR)	502	553	686	728
	Cold-rolled Product (CR)	674	719	822	877

Others	Electric Power	86	105	142	156
	Lime	111	117	112	119

Figures for the trading and engineering & construction businesses are not reflected on the table.

[Steel]

(1)	Criteria for Calculation

(a)	Subjects for Calculation: unit prices of the standard hot-rolled product and cold-rolled product

(b)	Calculation Method and Unit: The average price of each product based on its total sales including the freight during the given period.

(2)	Factors of Price Fluctuations

Due to the weakened global demand in steel consumption and oversupply from China, domestic and overseas steel price has decreased since the end of 2011.

[Others]

(1)	Criteria for Calculation

(a)	Electric Power = price of electric power/total amount of generated power

(b)	Lime: average sales price including shipping cost

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4. Major Raw Materials

A. Current Status of Major Raw Materials

(In hundred millions of KRW)
Business Area	Type of Purchase	Item	Specific Use	Purchase Amount (Portion)	Remarks
Steel	Raw Materials	Materials for Iron-making,	Iron Ore for Blast Furnaces	49,681 (36.4%)	Iron Ore, Coal
		Sub-materials	Sub-materials for Iron-making, Steelmaking	49,105 (35.9%)	Iron Material, Alloy Iron, Non-ferrous Metal, Limestone, etc.
		Stainless Steel Materials	Key Materials for STS Production	37,844 (27.7%)	Nickel, Ferrochrome, STS Scrap Iron, etc.

Engineering & Construction	Raw Materials	Ready-mixed Concrete	Construction of Structure	1,657 (21.5%)
		Steel Pile	Foundation of Structure	48 (0.6%)
		Steel Reinforcement	Strengthening Concrete	1,362 (17.7%)
		Cable	Electricity Transfer	64 (0.8%)
		Others	Construction of Pipe and Structure etc.	4,565 (59.3%)

Others	Raw Materials	LNG	Material for Power Generation	5,867 (47.8%)
		Limestone	Production of Lime	846 (6.9%)
		Others	Engineering business etc.	5,571 (45.4%)

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B. Price Fluctuation Trend of Major Raw Materials

	(In thousands of KRW)
Business Area	Category	2016 3Q	2015	2014
Steel	Iron Ore(per ton)	65	63	93
	Coal(per ton)	110	116	132
	Scrap Iron(per ton)	263	274	382
	Nickel(per ton)	10,632	13,392	17,769

Engineering & Construction	Ready-mixed Concrete (per m3)	61	59	59
	Steel Pile (per m)	39	39	67
	Steel Reinforcement (per kg)	1.0	1.0	1.0
	Cable (per m)	1.0	1.0	1.0

Others	LNG (per ton)	585	760	1,056
	Lime (per ton)	20	20	20

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[Steel]

Key Factors in Price Fluctuations

(1)	Iron Ore

	(In US Dollars/ Tons)
	‘16 3Q	‘16 2Q	‘16 1Q	’15 4Q	’15 3Q	’15 2Q	‘15 1Q	‘14 4Q	‘14 3Q	‘14 2Q	‘14 1Q	‘13 4Q
Trend of International Benchmark Price (Free On Board, “FOB”)	53	51	45	42	49	54	58	66	82	94	111	123

(2)	Coal

	(In US Dollars/ Tons)
	‘16 3Q	‘16 2Q	‘16 1Q	’15 4Q	’15 3Q	‘15 2Q	‘15 1Q	‘14 4Q	‘14 3Q	‘14 2Q	‘14 1Q	‘13 4Q
Trend of International Benchmark Price (FOB)	92.5	84	81	89	93	109.5	117	119	120	120	143	152

(3)	Scrap Iron

	(In US Dollars/ Tons)
	‘16 3Q	‘16 2Q	‘16 1Q	’15 4Q	’15 3Q	‘15 2Q	‘15 1Q	‘14 4Q	‘14 3Q	‘14 2Q	‘14 1Q	‘13 4Q
Trend of Purchase Price (Cost and Freight, “CFR”)	227	235	187	219	225	256	268	331	376	365	379	396

(4)	Nickel

	‘16 3Q	‘16 2Q	‘16 1Q	’15 4Q	’15 3Q	15 2Q	‘15 1Q	‘14 4Q	‘14 3Q	‘14 2Q	‘14 1Q	‘13 4Q
Trend of London Metal Exchange ( “LME”) Cash Price	USD 4.66/lb USD 10,265/ton	USD 4.00/lb USD 8,823/ton	USD 3.86/lb USD 8,499/ton	USD 4.28/lb USD 9,437/ton	USD 4.79/lb USD 10,561/ton	USD 5.90/lb USD 13,008/ton	USD 6.50/lb USD 14,338/ton	USD 7.17/lb USD 15,799/ton	USD 8.43/lb USD 18,576/ton	USD 8.37/lb USD 18,463/ton	USD 6.64/lb USD 14,645/ton	USD 6.31/lb USD 13,904/ton

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[Engineering and Construction]

(1)	Criteria for Calculation

Products	Criteria for Calculation

Ready-mixed Concrete	Standard 25-210-15

Steel Pile	SPS400 406.4x7.9T

Steel Reinforcement	High Tensile Deformed Bar SD40 D10

Cable	TFR-CV, 0.6/1KV, 2.5SQ, 2core

[Others]

(1)	Criteria for Calculation

(a)	Electric Power: purchase price of electricity from Korea Gas Corporation

*	Electricity price is affected by the raw material cost and foreign exchange rate.

(b)	Lime: purchase price of lime and transportation fees

21

5. Production and Facilities

A. Production Capacity

[Steel]

(Thousands of Tons)

Business Area	Products	2016 3Q (January 1, 2016 ~ September 30, 2016)	2015	2014
Steel	Crude Steel	35,910	47,610	43,500

[Others]

(Electric Power-MW per year, Lime-Thousands of Tons per quarter)

Business Area	Products		2016 3Q (January 1, 2016 ~ September 30, 2016)	2015	2014
Power Generation	Electric Power	Inchon	3,412	3,412	2,992
		Gwangyang	284	284	284
		Pohang	290	290	290

Lime	Lime		1,644	2,190	2,190

B. Production Result and Capacity Utilization Rate

[Steel]

(1)	Production

	(Thousands of Tons)
Products		2016 3Q (January 1, 2016 ~ September 30, 2016)	2015	2014
Crude Steel		31,320	42,027	41,428

Products	Hot-Rolled Products	7,295	9,399	8,124
	Plate	4,780	6,471	6,433
	Wire Rod	2,096	2,771	2,750
	Pickled-Oiled Steel Sheets	2,254	2,816	2,785
	Cold-Rolled Products	6,646	9,219	8,934
	Coated Steel	4,836	6,170	6,164
	Electrical Steel	877	1,170	1,253
	Stainless Steel	1,913	2,401	2,453
	Others	3,223	3,775	4,005
	Total	33,920	44,192	42,901

The amount of products is the aggregate of the amount of products of POSCO and subsidiaries of POSCO, which may include interested party transactions.

22

(2)	Capacity Utilization Rate for the third quarter of fiscal year of 2016

	(Thousands of Tons)
	Company	Capacity	Production	Utilization Rate
Crude Steel Production	POSCO	31,735	27,872	87.8%
	Zhangjiagang Pohang Stainless Steel	825	875	106.1%
	PT.KRAKATAU POSCO	2,250	2,181	96.9%
	POSCO SS-VINA	825	392	47.5%
	Total	35,910	31,320	87.2%

Trade and engineering & construction businesses are not reflected on the table due to difficulties in measuring capacity, production and utilization rate of such businesses.

[Others]

(1)	Production Result

	(Gwh, Thousands of Tons)
	Products	2016 3Q (January 1, 2016 ~ September 30, 2016)	2015	2014
Power Generation	Electric Power	10,807	15,754	15,442
Lime	Lime	1,862	2,437	2,383

(2)	Capacity Utilization Rate for the third quarter of fiscal year of 2016

	(Electric Power-hr, Lime-Thousands of Tons)
Business Area	Products		Capacity	Production	Utilization Rate
Power Generation	Electric Power	Inchon	6,576	2,997	45.6%
		Gwangyang	6,576	5,818	88.5%
		Pohang	6,576	6,041	91.9%
Lime	Lime		1,644	1,862	113.3%

23

C. Production Facilities

[Land]

	(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	2,053,969	133,401	(105,787)	—	2,081,583
Trade	63,526	4,711	(40,686)	—	27,551
Engineering & Construction	40,862	13,967	(14,586)	—	40,243
Others	414,450	1,875	(4,385)	—	411,940

[Building]

	(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	4,378,122	252,039	(144,098)	(243,457)	4,242,606
Trade	105,457	35	(11,829)	(8,833)	84,830
Engineering & Construction	94,682	320,038	(266,275)	(49,652)	98,793
Others	587,464	1,400	(75,883)	(19,773)	493,208

[Structures]

	(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	2,643,628	154,163	(30,746)	(146,438)	2,620,607
Trade	5,559	—	(266)	(1,098)	4,195
Engineering & Construction	50,092	561	(489)	(1,325)	48,839
Others	250,134	2,821	(10,845)	(11,094)	231,016

[Machinery and Equipments]

	(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	18,052,181	1,316,216	(411,104)	(1,527,230)	17,430,063
Trade	307,865	14,109	(3,155)	(33,254)	285,565
Engineering & Construction	28,550	3,403	(1,695)	(5,200)	25,058
Others	2,705,147	41,151	(189,213)	(114,158)	2,442,927

24

[Vehicles]

	(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	33,523	7,999	(2,116)	(9,625)	29,781
Trade	3,668	2,084	(482)	(1,078)	4,192
Engineering & Construction	9,681	1,081	(528)	(1,762)	8,472
Others	5,133	1,331	(155)	(1,530)	4,779

[Tools and Fixtures]

	(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	59,289	13,055	(3,019)	(15,586)	53,739
Trade	1,513	296	(68)	(375)	1,366
Engineering & Construction	1,628	362	(78)	(544)	1,368
Others	11,048	1,881	(382)	(3,479)	9,069

[Equipment]

	(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	86,771	14,657	(3,887)	(20,329)	77,212
Trade	16,003	2,314	(186)	(4,194)	13,937
Engineering & Construction	10,552	3,992	(2,821)	(5,049)	6,674
Others	34,773	4,060	(1,480)	(11,211)	26,142

[Financial Lease Assets]

	(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	18,006	86,540	(625)	(10,655)	93,266
Trade	20,541	11	(2,502)	(1,240)	16,810
Engineering & Construction	1,782	69	(273)	(250)	1,328
Others	52,467	—	(1,734)	(1,631)	49,102

[Assets under Construction]

	(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	1,078,570	2,009,468	(1,162,210)	—	1,925,828
Trade	225,694	122,817	(34,573)	—	313,938
Engineering & Construction	25,549	11,626	(14,192)	—	22,983
Others	1,044,976	84,095	(1,047,939)	—	81,132

25

(2)	Major Capital Expenditures

(a)	Investments under Construction

[Steel]

	(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
POSCO	Expansion	December, 2014~June, 2017	G)Installation of no.7 CGL	2,554	1,347	1,207
		April, 2014 ~ December, 2016	Establishment of SNG Plant	11,940	11,226	714
		October, 2014 ~ December, 2016	G) Renovation of the Fifth Furnace, etc.	5,087	4,459	628
		July, 2008 ~ December, 2018	P, G) Expansion of the Capacity of the Raw Material Treatment Facilities, etc	21,990	14,093	7,897
		March, 2015 ~ December, 2017	P) Renovation of the Third Furnace, etc	5,316	1,220	4,096

Chongqing POSCO CISL Automotive Steel Co., Ltd.	Establishment	July, 2016 ~ August, 2018	Installation of no.1 CGL	2,264	437	1,827

P stands for Pohang Steel Works.

G stands for Gwangyang Steel Works.

[Trade]

	(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
PT.BIO Inti Agrindo	Expansion	December, 2014 ~ September, 2016	CPO Mill	226	171	55

[Engineering&Construction]

	(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to be Invested
Hunchun POSCO Hyundai International Logistics Complex Development Co., Ltd.	Expansion	July, 2012 ~ September, 2016	Land lease for construction of logistics complex	430	284	146
		September, 2014 ~ December, 2015	#2-1 Construction of logistics complex	235	199	36
		March, 2015 ~December, 2018	#2-2 Construction of logistics complex	245	49	196

26

[Others]

	(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to be Invested
POSCO ICT	Expansion	January, 2016~ December, 2016	Expansion of Smart Management Server For Smart Management Operation Efficiency	196	63	133

POSCO- TERMINAL Co., Ltd.	Expansion	January, 2016~ December, 2017	Investment in Silo	616	101	515

The investments over KRW 10 billion are listed on the table while equity investment is not reflected thereon.

(b)	Future Investment Plans

	(In hundred millions of KRW)
Business	Company	Project		Planned Investments
				2016	2017	2018
Steel	POSCO	Expansion, Renovation and Replacement of Existing Facilities	Renovation of Existing Facilities	7,367	8,274	9,856
			Capacity Increase	211	1,097	963
	POSCO Thainox Public Company Limited	Expansion, Renovation and Replacement of Existing Facilities	Manufacture Process	42	39	23
	POSCO SS VINA CO., LTD..	Expansion, Renovation and Replacement of Existing Facilities	Renovation of Existing Facilities	21	63	61
E&C	HUNCHUN POSCO HYUNDAI INTERNATIONAL LOGISTICS CO., LTD.	Expansion, Renovation and Replacement of Existing Facilities	Establishment of Facilities	—	98	98

Others	POSCO ICT	Expansion, Renovation and Replacement of Existing Facilities	Investment in Smart IT business	—	86	180
			Development of Facilities	—	146	4
			Discover new business opportunities-	—	93	88
	POSMATE	Expansion, Renovation and Replacement of Existing Facilities	Renovation of Existing Facilities	65	71	98
	POSCO Energy	Expansion, Renovation and Replacement of Existing Facilities	Investment	1,146	1,417	1,082

The investments over KRW 10 billion are listed on the table while equity investment is not reflected thereon.

27

6. Product Sales

[Steel]

	(In hundred millions of KRW)
Items		2016 3Q (January 1, 2016 ~ September 30, 2016)	2015	2014
Domestic	Hot-Rolled Products	23,621	30,799	42,090
	Cold-Rolled Products	25,912	38,418	41,939
	Stainless Steel	16,734	22,365	27,024
	Others	51,563	79,113	102,892

Export	Hot-Rolled Products	26,314	41,505	37,133
	Cold-Rolled Products	80,868	100,565	104,078
	Stainless Steel	51,136	71,530	79,856
	Others	37,729	64,073	60,957

Total	Gross Sum	313,877	448,368	495,969
	Internal Transaction	(118,398)	(165,440)	(177,552)
	Total	195,479	282,928	318,417

[Trading]

	(In hundred millions of KRW)
Items		2016 3Q (January 1, 2016 ~ September 30, 2016)	2015	2014
Domestic	Merchandise	4,334	6,833	9,349
	Product	—	—	—
	Others	262	244	111

Export	Merchandise	54,207	81,379	88,947
	Product	81	57	223
	Others	352	606	596

Trades among Korea, China & Japan		126,988	180,956	213,383

Gross Sum		186,224	270,075	312,609

Internal Transaction		(67,874)	(86,920)	(100,951)

Total		118,350	183,155	211,658

28

[Engineering & Construction]

(In hundred millions of KRW)
Items	2016 3Q (January 1, 2016~ September 30, 2016)	2015	2014
Construction Contract Revenue	Domestic	Architecture	18,146	25,302	19,514
Plant	10,598	15,381	24,785
Civil Engineering	5,141	8,653	7,378
Overseas	4,858	39,001	42,980

Own Construction	11,976	7,187	6,976

Other Subsidiary company sales	4,063	3,154	1,404

Gross Sum	54,782	98,678	103,037

Internal Transaction	(6,314)	(13,521)	(21,845)

Total	48,468	85,157	81,192

[Others]

	(In hundred millions of KRW)
Items	2016 3Q (January 1, 2016 ~ September 30, 2016)	2015	2014
Electric Power	18,364	30,683	39,717

7. Derivatives

We utilize derivatives contracts to hedge the exchange rate risk and interest rate risk, and we also possess other option contracts. As of September 30, 2016, we had derivatives assets of KRW 87,369 million and derivatives liabilities of KRW 137,874 million related to forward exchanges, currency swaps, interest rate swaps, and others. During the nine months ended September 30, 2016, we recognized KRW 3,081 million of net losses on derivatives transactions and KRW 82,908 million of net losses on valuation of derivatives related to the above-mentioned derivatives contracts.

29

8. Significant Contracts

Company	Contract	Date	Remarks
POSCO	Cooperation Agreement with Roy Hill Co., Ltd.	January, 2010	The purpose of the Cooperation Agreement was to obtain 15% stake in Roy Hill Holdings Pty. Ltd. which was pursuing the development of Roy Hill iron ore mine in Western Australia.
		January, 2012	POSCO decided to acquire certain additional equity interest in Roy Hill Holdings Pty. Ltd. (2nd phase), which amounts to approximately KRW 1,779 billion.
		March, 2012	POSCO entered into a contract in March 2012 to invest an additional A$ 1,495 million to increase its interest to 15% of the total outstanding and common stocks of Roy Hill Holdings Pty. Ltd.
		April, 2012	POSCO entered into a contract to dispose its 2.5% interest in the total outstanding common stocks of Roy Hill Holdings Pty. Ltd. to China Steel Corporation for A$ 305 million.
	Sales of shares in POSCO Specialty Steel Co., Ltd.	March, 2015

POSCO entered into a contract to sell its 52.3% interest in the total outstanding common stocks of POSCO Specialty Steel Co., Ltd. to SeAH Besteel Corp., Shinyoung Securities Co., Ltd., and Shinhan Investment Corp, which amounts to approximately KRW 418.5 billion.

	Sales of shares in POSCO ENGINEERING & CONSTRUCTION	June, 2015

•       POSCO entered into a contract to sell its 38% interest in the total outstanding common stocks of POSCO Engineering & Construction Co., Ltd. to Public Investment Fund of the Ministry of Finance in Saudi Arabia(PIF) for the (i)sale of POSCO’s common stock (10,802,850 shares) in POSCO E&C to PIF, and (ii)POSCO E&C’s issuance and sale of new shares of common stock (5,083,694 shares) to PIF

•       Sale of shares of POSCO E&C to PIF was completed (September 30).

	Small scale merger with POSHIMETAL Co.,Ltd.	December, 2015

1) Purpose: Enhancing the shareholders’ value by :increasing operational efficiency and creating synergies between businesses

2) Information: POSCO holds a 100% stake in POSHIMETAL Co.,Ltd. The merger ratio is 1:0, and POSCO will not be issuing new shares

3) Conclusion of a contract: December 23, 2015

4) Date of merger: March 1, 2016

5) Registration of merger: March 15, 2016

	Small scale merger with POSCO GREEN GAS TECHNOLOGY	February, 2016

1) Purpose: Enhancing the shareholders’ value by :increasing operational efficiency and creating synergies between businesses

2) Information: POSCO holds a 100% stake in POSCO GREEN GAS TECHNOLOGY. The merger ratio is 1:0, and POSCO will not be issuing new shares

3) Conclusion of a contract: February 26, 2016

4) Date of merger: May 1, 2016

5) Registration of merger(expected): May 16, 2016

	Investment into the joint venture with Chongqing Iron and Steel (Group) Co. Ltd. in China	April, 2016

1) Purpose: JV investment to expand sales of automotive steel sheets in the southwest China

2) Information: POSCO and Chongqing Iron & Steel Co. signed an agrement to set up two steel mill joint ventures in Chongqing. POSCO will hold 10% stake in the investment of producing high-strength cold-rolled sheets and hold 51% stake in the investment of producing automotive steel sheets

3) Conclusion of a contract: April 6, 2016

30

DAEWOO INTERNATIONAL CORPORATION	Gas Sales and Purchase Agreement (“GSPA”) Regarding Shwe, Shwe Phyu and Mya gas field in Myanmar	December, 2008

1) Contract Parties

•       Seller: POSCO Daewoo (51%), ONGC Videsh Limited (17%), Myanmar Oil and Gas Enterprise (15%), GAIL (India) Limited (8.5%) and Korea Gas Corporation (8.5%)

•       Buyer: China National United Oil Company (“CNUOC”)

2) Signed Date: December 24, 2008

3) Summary of the GSPA

•       Gas produced from Shwe and Shwe Phyu gas field in Block A-1 and Mya field in Block A-3 in Myanmar will be transported via the offshore and onshore gas pipelines to CNUOC in China.

•       Gas production period is expected to be approximately 30 years.

•       Gas sales price will be fluctuated and recalculated quarterly in accordance with the contractual base price, averaged oil price and consumer price.

4) Remarks

•       CNUOC is one of subsidiaries of China National Petroleum Corporation (“CNPC”) and CNPC guarantees CNUOC’s contractual obligations under gas sales and purchase agreement.

•       Related Public Announcements: December 26, 2008; December 3, 2008; June 23, 2008; June 4, 2008; December 5, 2007; June 5, 2007; December 7, 2006; June 8, 2006; December 8, 2005; June 9, 2005; December 10, 2004; and June 11, 2004

	Investment for Construction of Facilities (Offshore Gas Production Platform and Onshore Gas Pipelines, etc)	August, 2009

1) Total Investment: KRW 2,095,727,800,000

2) Purpose of Investment: construction of new facilities for gas production, processing and transportation

3) Total Period of Investment: October 1, 2009 ~ September 30, 2014

4) Remarks

•       Location: the north-western offshore and onshore in Myanmar

•       Main facilities: offshore platform (gas production capacity: 64,000ft3/day), offshore pipeline (diameter: 32inch, length: 110km), onshore pipeline (diameter: 40 inch, length: 825km)

•       Date of Gas Supply: May 1, 2013; daily gas production rate during the plateau period: 50,000ft3/day

•       The aforementioned investment is for the phase 1 development; the phase 2 ~ 4 developments will commence consequently approximately 10 years after the completion of the phase 1 development.

•       Main business areas: Upstream offshore business (offshore platform, subsea system), Middle stream offshore business (gas pipeline, onshore gas terminal)

•       Participants: POSCO Daewoo (51%), ONGC Videsh Limited (17%), Myanmar Oil and Gas Enterprise (15%), GAIL (India) Limited (8.5%) and Korean Gas Corporation (8.5%)

31

	Sale of Daewoo Cement (Shandong) Company Limited	July, 2011

1) Purpose of the Sale : sale of non-core business, divestiture and collection of long term debt

2) Other information

•       The sale price of all of the shares of Daewoo Cement (Shandong) Company Limited has not been determined; the separate disclosure regarding the sale price of Daewoo Cement (Shandong) Company Limited will be made when such information is available.

•       The sale price of all of the shares of Daewoo Cement (Shandong) Company Limited is KRW 37,422,000,000 as of December 27, 2000. At the end of March, 2012, the book value of all of the shares of Daewoo Cement (Shandong) Company Limited was KRW 41,600 million under the K-IFRS.

•       The official sale date of all of the shares of Daewoo Cement (Shandong) Company Limited has not been determined; actual sale date of all of the shares of Daewoo Cement (Shandong) Company Limited shall be set when the condition precedents of the share purchase agreement between Daewoo Cement (Shandong) Company Limited and a purchaser are satisfied.

•       Sale agreement can be nullified when condition precedents of the contract (i.e. government approvals, etc) are not satisfied.

	Sale of Kyobo Life Insurance Co., Ltd. stake	August, 2012

1) Purpose of the sale was to strengthen financial structure and secure the core investment plan

2) Other information

•       The board of Directors resolved to sell the Kyobo Life Insurance Co., Ltd.’s stake, which amounts to KRW 1,205,400 million on August 8, 2012.

	Acquisition of NEATT (North East Asia Trade Tower) in Songdo, Incheon	July, 2013

1) Building

•       Name: NEATT (North East Asia Trade Tower)

•       Location: Songdo, Incheon, Korea

2) Purchase Price: KRW 207,600,000,000 (2.8% of the total assets on consolidated basis as of the end of year 2012)

3) Closing Date: July 31, 2014 (tentative)

4) Miscellaneous

•       Building is expected to be purchased by Daewoo International (60%) and POSCO E&C (40%)

POSCO ENERGY	Agreement of stock acquisition	June, 2014

1) Contract Parties: TONGYANG Cement & Energy Corp., TONGYANG Leisure, and TONGYANG Inc.

2) Signed Date : June 25, 2014

3) Amount : KRW 431,093 million

4) Purpose : Agreement of stock acquisition in order to acquire 100% stake of TONGYANG Power

	Contract on Off-gas Power Plant	February, 2015

1) Contract Parties: Purchaser of electric power (Korea Electric Power Corp. etc.)

2) Signed Date : February 26, 2015

3) Information: Contract of adjusting difference of time-based electric power price between a purchaser of electric power and a power producer

32

9. Research and Development

A. Research and Development (“R&D”) Organization

Business Area	Company		Organization
Steel	POSCO	POSCO’s Relevant Departments	Technical Research Laboratory
Engineering Solution Center
Pohang Research Laboratory
Gwangyang Research Laboratory
Steel Solution Center
Steel Planning Department
New Business Planning Department
Environment, Energy, Social responsibility Department
	POSCO COATED & COLOR STEEL		Product Research Group
	Zhangjiagang Pohang Stainless Steel Co., Ltd.		Product Development Group
	POSCO Thainox Public Company Ltd.		Product Testing Laboratory(LAB) Team
Engineering & Construction	POSCO Engineering & Construction		R&D Center
	POSCO Engineering Company		R&D Center
	POSCO A&C		R&D Center
Others	POSCO ENERGY		Technology Strategy Department, Fuel Cell Department
	POSCO ICT		R&D Center
	POSCO CHEMTECH		R&D Center, Cathode Material Research Department
	POSCO M-TECH CO., LTD.		R&D Center
	PNR CO., Ltd.		Quality Innovation Department

B. R&D Expenses for the third quarter of fiscal year of 2016

	(In millions of KRW)
Category	Business Area
	Steel	Trade	Engineering & Construction	Others	Total
Selling and Administrative Cost	51,093	982	1,135	24,448	77,658
Manufacturing Cost	229,530	—	157	2,242	231,929
R&D Cost (Intangible Assets)	50,063	—	356	(22,843)	27,576
Total	330,686	982	1,648	3,847	337,163
R&D/Sales Ratio	1.69%	0.01%	0.03%	0.21%	0.89%

33

III. Financial Statements

1. Consolidated Financial Statements

A. Summary of Fiscal Years 2014, 2015 and the Third Quarter of 2016

	(In millions of KRW)
Account	2016 3Q (January 1, 2016 ~ September 30, 2016)	2015	2014
[Current Assets]	27,438,778	29,180,889	32,627,382
Cash & Cash equivalents	3,401,297	4,870,185	3,811,202
Other Receivables, net	1,490,450	1,679,879	1,956,216
Other Short-term Financial Assets	4,702,226	3,910,387	1,462,920
Accounts Receivables, net	8,655,473	9,595,935	11,786,055
Inventories	7,902,452	8,225,205	10,471,330
Other Current Assets	1,286,880	899,298	3,139,659
[Non-current Assets]	49,623,969	51,227,870	52,624,791
Other Receivables, net	768,919	863,258	1,144,160
Other Long-term Financial Assets	2,367,992	2,341,460	2,455,900
Investments in Associates and Joint Ventures	3,875,882	3,945,333	4,060,507
Tangible Assets, net	33,310,141	34,522,855	35,241,195
Good Will & Other Intangible Assets, net	6,200,707	6,405,754	6,884,989
Other Non-current Assets	3,100,328	3,149,210	2,838,040
Total Assets	77,062,747	80,408,759	85,252,173
[Current Liabilities]	16,944,913	20,130,926	21,877,009
[Non-current Liabilities]	14,904,805	15,207,611	18,083,799
Total Liabilities	31,849,718	35,338,537	39,960,808
[Controlling Interest]	41,671,329	41,235,350	41,587,368
Capital Stock	482,403	482,403	482,403
Capital Surplus	1,388,798	1,383,623	1,083,718

34

	(In millions of KRW)
Account	2016 3Q (January 1, 2016 ~ September 30, 2016)	2015	2014
Hybrid bond	996,919	996,919	996,919
Retained Earnings	41,014,333	40,501,059	40,967,558
Other Controlling Interest	(2,211,124)	(2,128,654)	(1,943,230)
[Minority Interest]	3,541,700	3,834,872	3,703,997
Total Shareholders’ Equity	45,213,029	45,070,222	45,291,365
Total Sales	38,066,142	58,192,345	65,098,445
Operating Income	2,372,575	2,410,043	3,213,530
Consolidated Net Profit	1,034,442	(96,181)	556,659
[Controlling Interest]	1,197,014	180,647	626,099
[Minority Interest]	(162,571)	(276,828)	(69,440)
Consolidated Total Comprehensive Income	840,402	(258,311)	101,077
[Controlling Interest]	1,062,204	33,016	174,918
[Minority Interest]	(221,802)	(291,327)	(73,841)
Earning Per Share	14,653	1,845	7,432
Number of Consolidated Companies	205	214	229

B. The Standards Used for Reporting the Financial Statements

The Company prepared its financial statements in accordance with the Korean-International Financial Reporting Standards (the “K-IFRS”) and applied it to each Company’s final financial statements.

C. Consolidated Interim Financial Statements

Refer to the attached Condensed Consolidated Interim Financial Statements for the Condensed Consolidated Interim Statements of Financial Position as of September 30, 2016, Condensed Consolidated Interim Statements of Comprehensive Income (loss), Condensed Consolidated Interim Statements of Changes in Equity, Condensed Consolidated Interim Statements of Cash Flows for the nine-month period ended September 30, 2016, and Notes.

35

2. Separate Financial Statements

A. Summary of Fiscal Years 2014, 2015 and the Third Quarter of 2016

	(In millions of KRW)
Account	2016 3Q (January 1, 2016 ~ September 30, 2016)	2015	2014
[Current Assets]	11,245,707	11,427,639	11,623,130
Cash & Cash equivalents	1,098,318	1,634,106	1,742,767
Trade Accounts & Notes Receivable(net)	2,690,465	2,740,104	3,157,266
Other Receivables, net	186,787	246,431	562,930
Other Short-term Financial Assets	3,882,612	3,326,012	693,729
Inventories	3,311,112	3,427,011	4,383,568
Other Current Assets	76,413	53,975	1,082,870
[Non-current Assets]	39,997,418	39,881,770	40,974,193
Other Receivables, net	95,312	93,757	26,360
Other Long-term Financial Assets	1,836,212	1,804,374	1,794,590
Investments in Subsidiaries, Associates, and Joint Ventures	15,050,249	15,737,287	16,178,891
Tangible Assets, net	22,284,871	21,514,149	22,323,215
Good Will & Other Intangible Assets, net	485,598	490,762	403,907
Other Non-current Assets	245,176	241,441	247,230
Total Assets	51,243,125	51,309,409	52,597,323
[Current Liabilities]	2,394,766	3,817,678	3,516,052
[Non-current Liabilities]	5,022,838	4,466,173	6,605,840
Total Liabilities	7,417,604	8,283,851	10,121,892
[Capital Stock]	482,403	482,403	482,403
[Capital Surplus]	1,156,276	1,247,581	1,247,616
[Hybrid bond]	996,919	996,919	996,919
[Retained Earnings]	42,527,764	41,862,570	41,188,908
[Other Equity]	(1,337,841)	(1,563,915)	(1,440,415)

36

	(In millions of KRW)
Account	2016 3Q (January 1, 2016 ~ September 30, 2016)	2015	2014
Total Shareholders’ Equity	43,825,521	43,025,558	42,475,431
Total Sales	17,883,260	25,607,221	29,218,854
Operating Income	2,147,271	2,238,249	2,350,035
Net Income	1,335,416	1,318,271	1,138,958
Earnings per share(KRW)	16,383	16,067	13,858

B. The Standards Used for Reporting the Financial Statements

The company prepared its financial statements and its Certified Public Accountant’s audit opinions on financial statements in accordance with the Korean - International Financial Reporting Standards (the “K-IFRS”).

C. Separate Interim Financial Statements

Refer to the attached Condensed Separate Interim Financial Statements for the Condensed Separate Interim Statements of Financial Position as of September 30, 2016, Condensed Separate Interim Statements of Comprehensive Income (loss), Condensed Separate Interim Statements of Changes in Equity, Condensed Separate Interim Statements of Cash Flows for the nine-month period ended September 30, 2016, and Notes.

37

IV. CORPORATE GOVERNANCE AND COMPANY AFFILIATES

1. Overview of Corporate Governance

A. Board of Directors

(1)	Board of Directors

Our board of directors has the ultimate responsibility for management of our business affairs. Under our Articles of Incorporation, the board shall consist of five directors who also act as the executive officers (the “Inside Directors”) and seven directors who are to be outside directors (the “Outside Directors”). Our shareholders elect both Inside Directors and Outside Directors at a general meeting of shareholders. Candidates for the Inside Directors are recommended to shareholders by the board of directors after the board reviews such candidates’ qualifications; candidates for the Outside Directors are recommended to the shareholders by a separate board committee consisted of three Outside Directors and one Inside Director (the “Director Candidate Recommendation Committee”) after the committee reviews such candidates’ qualifications. Any shareholder holding an aggregate of 0.5% or more of our outstanding shares with voting rights for at least six months may recommend candidates for Outside Directors to the Director Candidate Recommendation Committee.

Our board of directors maintains the following six special committees:

(a)	Director Candidate Recommendation Committee;

(b)	Evaluation and Compensation Committee;

(c)	Finance and Operation Committee;

(d)	Executive Management Committee;

(e)	Audit Committee; and

(f)	Related Party Transaction Committee.

38

Composition of the Special Committees under the Board of Directors and their Functions (as of November 11, 2016)

Category	Composition	Directors	Major Functions
Director Candidate Recommendation Committee	3 Outside Directors; 1 Inside Director	Shin, Chae Chol (Chairman) Lee, Myung-Woo Kim, Joo-Hyun Choi, Jeong-Woo

•     Reviews the qualifications of potential candidates for Directors

•     Proposes nominees for the Outside Directors

•     Advances the nomination process for the CEO among the Inside Directors and members of the special committees

Evaluation and Compensation Committee	4 Outside Directors	Sunwoo, Young (Chairman) Kim, Il-Sup Bahk, Byong-Won Kim, Joo-Hyun	• Executes management succession and development plans • Establishes evaluation procedures of directors • Reviews the retirement procedures and distribution of the allowance for directors

Finance and Operation Committee	3 Outside Directors; 2 Inside Directors	Bahk, Byong-Won (Chairman) Shin, Chae Chol Lee, Myung-Woo Kim, Jin-Il Oh, In-Hwan

•     Advances deliberation of new investments in other companies

•     Revises the internal regulations regarding the operation of the Board of Directors

•     Deliberates financial matters and donations from the range of KRW 100 million and KRW 1 billion

Audit Committee	3 Outside Directors	Kim, Il-Sup (Chairman) Sunwoo, Young Kim, Joo-Hyun

•     Audits the accounting system and business operations

•     Examines the agenda for financial statements and other reports to be submitted by the Board of Directors at each general meeting of shareholders

Related Party Transactions Committee	3 Outside Directors	Kim, Il-Sup (Chairman) Sunwoo, Young Kim, Joo-Hyun

•     Reviews matters related to the internal transactions under the MRFTA.-Holds preliminary review on internal transactions exceeding the amount of KRW 10 billion.

•     Holds a deliberation hearing on internal transactions exceeding KRW 3 billion but less than 10 billion.

Executive Management Committee	5 Inside Directors	Kwon, Oh-Joon (Chairman) Kim, Jin-Il Lee, Young-Hoon Oh, In-Hwan Choi, Jeong-Woo

•     Oversees decisions with respect to our operational and management matters

•     Reviews management’s proposal for new strategic initiatives

•     Reviews deliberation over critical internal matters related to the organization structure and development of personnel

•     Reviews and revises work and welfare policies

(2)	Establishment and Composition of the Director Candidate Recommendation Committee

(a)	Established the Director Candidate Recommendation Committee (March 17, 2000)

(b)	Changed the name from the Director Candidate Recommendation Committee to the Director Candidate Recommendation and Evaluation Committee (March 15, 2002)

(c)	Changed the name from the Director Candidate Recommendation and Evaluation Committee to the Director Candidate Recommendation Committee (March 12, 2004)

39

(3)	List of Outside Directors (as of March 11, 2016)

Name	Experience	Relation with Majority Shareholder	Remarks
Lee, Myoung-Woo	• (Present) President and Representative Director, Dongwon Industry • Vice Chairman, Iriver • CEO, SONY Korea	None	Chairman Board of Directors

Shin, Chae-Chol	• President and Representative Director, LG CNS • President and Representative Director, IBM Korea	None

Kim, Il-Sup	• (Present) President, Seoul School of Integrated Science and Technology • Chairman, Deloitte Anjin Accounting Corporation • Vice-Chairman, Samil PWC Accounting Corporation	None
Sunwoo, Young	• (Present) Managing Partner, Rhi & Partners • Chief Public Prosecutor, Seoul Eastern District Prosecutor’s Office • Chief Public Prosecutor, Cheongju District Prosecutor’s Office	None

Bahk, Byong-Won	• (Present) Chairman , Korea Employer’s Federation • President, National Happiness Fund • Chairman, Korea Federation Bank	None
Kim, Joo-Hyun

•    (Present) Advisory, Hyundai Research Institute Chairman, Sub-Committee of Economy Presidential Committee, Unification Preparation

•    President&CEO and Head of Business Strategy Division, Hyundai Research Institute

None

Ahn, Dong-Hyun	• (Present) Professor, School of Economics, Seoul National University • Head of Quant Strategy, Royal Bank of Scotland	None	Member of the Risk Management committee of the National Pension Services (Non-Executive Director) Resignation on September 7, 2016

(4)	List of Key Activities of the Board of Directors (January 1, 2016 ~ November 11, 2016)

Session	Date	Agenda	Approval
2016-1	January 28

1. Approval of the financial statements for the 48th fiscal year and the convocation schedule for the 48th general meeting of shareholders

2. Approval of the investment into the joint venture with Chongqing Iron and Steel (Group) Company Limited in China

3. Approval of merger with POSHIMETAL Co., Ltd.

4.Contribution to K SPORT

All 4 Cases Approved

2016-2	February 19	1. Agenda for the 48th general meeting of shareholders 2. Plan for Small scale merger with POSCO GREEN GAS TECHNOLOGY 3. Recommendation of candidates for the Inside Director position	All 3 Cases Approved

2016-3	March 11

1. Appointment of the chairman of the Board of Directors

2. Appointment of the special committee members

3. Approval of designation of Inside Directors

4. The completion of the small scale merger with POSHIMETAL Co.,Ltd.

All 4Cases Approved

40

Session	Date	Agenda	Approval

2016-4	March 24	1. Approval of merger with POSCO GREEN GAS TECHNOLOGY 2. Plan for the 307th public bond issuance 3. Appointment of compliance officer	All 3 Cases Approved

2016-5	May 13	1. The completion of the small scale merger with POSCO GREEN GAS TECHNOLOGY 2. FY 2016 Transaction Plans with affiliates 3. Contribution to POSCO Educational Foundation	All 3 Cases Approved

2016-6	August 4	1. Construction of the fifth LNG storage tank 2. Declaration of second quarter dividend for the fiscal year of 2016	All 2 Cases Approved

2016-7	November 4

1. Plan for merger between POSCO Daewoo and the trading business unit from POSCO Processing & Service

2. Participation in a bidding process for the share subscription in Eramine SAS

3. Disposal of the investment purpose Available for Sale stocks

4. Money Market Trust Enrollment

5. Declaration of third quarter dividend for the fiscal year of 2016

6. Lease contract of Limestone Calcinations Facility between POSCO and POSCO Chemtech

7. Rearrangement of members of Special Committees

All 7 Cases Approved

Major Activities of the Outside Directors on the Board of Directors (January 1, 2016 ~ November 11, 2016)

Session	Date	Participation of the Outside Directors (the Number of total members)	Remarks
2016-1	January 28	7 (7)
2016-2	February 19	7 (7)
2016-3	March 11	7 (7)
2016-4	March 24	7 (7)
2016-5	May 13	7 (7)
2016-6	August 4	7 (7)
2016-7	November 4	6 (6)	Ahn, Dong-Hyun resigned on September 7, 2016

(5)	Composition of the Special Committees and their Activities

(a)	Major Activities of Director Candidate Recommendation Committee (January 1, 2016 ~ November 11, 2016)

Date	Agenda	Approval
January 28, 2016	1. Qualification Assessment and Recommendation of Outside Director Candidates	Approved

February 19, 2016	1. Qualification Assessment of Inside Director Candidates	—

March 11, 2016	1. Appointment of Special Committee Members	—

March 24, 2016	1. Appointment of the chairman of Director Candidate Recommendation Committee	Approved

November 4, 2016	1. Rearrangement of members of Special Committees	—

41

(b)	Major Activities of Evaluation and Compensation Committee (January 1, 2016 ~ November 11, 2016)

Date	Agenda	Approval
January 28, 2016	1. Evaluation of the management result for the fiscal year of 2015	Approved

(c)	Major Activities of Finance and Operation Committee (January 1, 2016 ~ November 11, 2016)

Date	Agenda	Approval
January 28, 2016	1. Contribution to K SPORT 2. Improvement of corporate governance structure 3. Plan for extension of payment guarantee for Zhangjiagang Pohang Stainless Steel Co., Ltd.	- - Approved

March 24, 2016	1. Plan for the 307th public bond issuance	-

May 13, 2016	1. Plan for extension of payment guarantee for P-Mexico 2. Contribution to Korea Society 3. Investment in kind for Pohang city offshore structure construction	Approved Approved Approved

August 4, 2016	1. Construction of the fifth LNG storage tank	-

November 4, 2016

1. Participation in a bidding process for the share subscription in Eramine SAS

2. Disposal of the investment purpose Available for Sale stocks

3. Money Market Trust Enrollment

4. Land donation for Kyeongbuk Science High School

- - - Approved

(d)	Major Activities of Related Party Transaction Committee (January 1, 2016 ~ November 11, 2016)

Date	Agenda	Approval
January 27, 2016	1. Review of the operation of the Fair Trading Compliance Program	-

May 13, 2016	1. Mid/long-term development plan for POSCO Educational Foundation 2. Contribution to POSCO Educational Foundation	- -

August 1, 2016	1. Review of operation of the Fair Trading Compliance Program for the first half of 2016	-

November 3, 2016	1. Lease contract of Limestone Calcinations Facility between POSCO and POSCO Chemtech 2. Carbon emission trading with POSCO Chemtech	- Approved

(e)	Major Activities of Executive Management Committee (January 1, 2016 ~ November 11, 2016)

Session	Date	Agenda	Approval
2016-1	January 19

1. The investment into the joint venture with Chongqing Iron and Steel (Group) Company Limited in China

2. Technology license sales to Chongching Iron and Steel Company

3. Increase capacity of P-America for P-AAPC

4. Establishment of Pilot Plant Laboratory at Songdo

5. Disposal of treasury stocks as Employee Award

- Apporved Apporved Approved Approved

2016-2	February 2	1. R&C investment for establishment of PosLX Demo Plant	Approved

2016-3	March 15	1.Enhancement of HR facilities in Pohang Works	Approved

2016-4	April 19	1.Improvement of hot metal pretreatment station at Gwangyang Works 2. Replacement of old facilities in Pohang Works 3. Disposal of treasury stocks as Employee Award	Apporved Apporved Approved

2016-5	May 17	1. Closure of the shareholders’ register for 2016 second quarter dividends	Approved

2016-6	June 21

1. Replacement of blast facilities for #3, #4 furnaces in Pohang Works

2. Improvement of sintering cooling and improvement of waste heat energy recevery for facilities #1~#4 in Gwangyang Works

3. Replacement of HCGL facilities in Gwangyang Works

Apporved Apporved Approved

42

Session	Date	Agenda	Approval

2016-7	July 19

1. Replacement of facilities of the steel mill #1 in Gwangyang Works

2. Replacement of EIC facilities of the continuous casting facility #1 in Gwangyang Works

3. Disposal of treasury stocks as Employee Award

Apporved Apporved Approved

2016-8	August 23	1. Injection of additional capital for CSP upstream joint investment business in Brazil 2. Closure of the shareholders’ register for 2016 third quarter dividends	Apporved Apporved

2016-9	September 20	1. Replacement of old facilities of the steel mill #2 in Gwangyang Works 2. Phase 1 Sale of production facility of automotive steel sheets	Apporved Apporved

2016-10	October 19

1. Plan for Technology license sales to PT.Krakatau Steel

2. Disposal of treasury stocks as Employee Award

3. Modification of investment plan for the site building for the facility expansion in Gwangyang

Apporved Apporved Approved

43

B. Audit Committee

Under the Korean laws and our Articles of Incorporation, we are required to have an audit committee (the “Audit Committee”). The Audit Committee may be composed of three or more directors; all members of the Audit Committee must be of Outside Directors. Members of the Audit Committee must also meet the applicable independent criteria set forth under the rules and regulations of the Financial Investment Services and Capital Markets Act. Members of the Audit Committee are elected by the shareholders at the general meeting of shareholders. Our current Audit Committee is composed of three Outside Directors.

The duties of the Audit Committee include:

•	Engaging independent auditors;

•	Approving independent audit fees;

•	Approving audit and non-audit services;

•	Reviewing annual financial statements;

•	Reviewing audit results and reports, including management comments and recommendations;

•	Reviewing our system of controls and policies, including those covering conflicts of interest and business ethics; and

•	Examining improprieties or suspected improprieties.

Moreover, in connection with the general meeting of shareholders, the Audit Committee examines the agenda, financial statements and other reports to be submitted by the Board of Directors at each general meeting of stockholders. Our internal and external auditors report directly to the Audit Committee. The committee holds its regular meetings at least once each quarter and more frequently if needed.

(1)	Composition of the Audit Committee (Auditors)

Name	Qualifications	Remarks
Kim, Il-Sup Sunwoo, Young Kim, Joo-Hyun	Satisfies the requirements stipulated in the Articles of Incorporation	Chairman — —

(2)	Major Activities of the Audit Committee (Auditors) (January 1, 2016 ~ November 11, 2016)

Session	Date	Agenda	Approval
2016-1	January 27

•     Deliberation Agenda

•     Assessment of the Audit Committee

•     Report Agenda

•     Assessment of the operations of the internal accounting control system for the fiscal year of 2015

•     Reporting the consolidated internal control system for the fiscal year of 2015

•     Review of operation regulations amendment

•     The result of internal audit for the fiscal year of 2015 and audit plans for the fiscal year of 2016

Approved

44

Session	Date	Agenda	Approval

2016-2	February 18

•     Deliberation Agenda

•     Assessment of the operations of the internal accounting control system for the fiscal year of 2015

•     Internal audit result for the fiscal year of 2015 (Consolidated)

•     Report Agenda

•     External audit result for the fiscal year of 2015 (Consolidated)

Approved Approved

2016-3	March 24	• Deliberation Agenda • Approval of audit and non-audit services for POSCO and POSCO’s subsidiaries	Approved

2016-4	April 25	• Deliberation Agenda • Audit report of Form 20-F for the fiscal year 2015	Approved

2016-5	May 13

•     Report Agenda

•     Internal audit result on the Consolidated Financial Statements for the first quarter of 2016

•     External auditors’ review result on the Consolidated Financial Statements for the first quarter of 2016 and Audit result of Form 20-F for the fiscal year 2015

•     The result of internal audit for the first quarter of 2016 and audit plans for the second quarter of 2016

2016-6	August 1

•     Report Agenda

•     Internal audit result on the Consolidated Financial Statements for the first half of 2016

•     External auditors’ review result on the Consolidated Financial Statements for the first half of 2016

•     The result of internal audit for the second quarter of 2016 and audit plans for the third quarter of 2016

•     Plan for election of external auditors for POSCO Group in 2017

•     The result of prior approval of audit services of PT.KP and PT.KPCC

2016-7	November 3

•     Report Agenda

•     Internal audit result on the Consolidated Financial Statements for the third quarter of 2016

•     External auditors’ review result on the Consolidated Financial Statements for the third quarter of 2016

•     The result of internal audit for the third quarter of 2016 and audit plans for the fourth quarter of 2016

C. Voting Rights by Shareholders

(1)	The Cumulative Voting System: The cumulative voting system was introduced at the thirty sixth general meeting of shareholders on March 12, 2004.

(2)	Voting by Mail: The voting-by-mail system was introduced at the thirty sixth general meeting of shareholders on March 12, 2004.

45

D. Compensation of Directors and Officers

(1)	Directors’ (including Outside Directors) and the Audit Committee members’ (Auditors’) Salaries

(In millions KRW)

Category	Total Numbers	Total Payment	Average Payment	Ceiling Amount Approved at the Shareholders Meeting	Remarks
Inside Director	5	2,655	423	7,000	-
Outside Director	3	146	49		-
Members of the Audit Committee	3	146	49		-
Total	11	2,947	219		-

Payment Period: January 1, 2016 ~ September 30, 2016

Outside Directors also serving as the members of the Audit Committee are excluded in the count for the Outside Director.

(2)	Individual remuneration amount

•	Not Applicable

(3)	List of Stock Options Presented to the Executives (As of September 30, 2016)

•	Exercise of the stock option ended on the final day of the stock options exercise period (April 28, 2012).

46

POSCO

Condensed Separate Interim Financial Statements

(Unaudited)

September 30, 2016

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Shareholders

POSCO:

Reviewed financial statements

We have reviewed the accompanying condensed separate interim financial statements of POSCO (the “Company”), which comprise the condensed separate interim statement of financial position as of September 30, 2016, the condensed separate interim statements of comprehensive income for the three-month and nine-month periods ended September 30, 2016, and 2015, the condensed separate interim statements of changes in equity and cash flows for the nine-month periods ended September 30, 2016 and 2015, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standard (“K-IFRS”) No. 1034 “Interim Financial Reporting”. The Company’s management is also responsible for the internal controls determined necessary to prepare condensed separate interim financial statements free of material misstatements due to error or fraud.

Auditor’s review responsibility

Our responsibility is to issue a report on the condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial statements consists of making inquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed separate interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No. 1034 “Interim Financial Reporting”.

Other matter

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries.

The separate statement of financial position of the Company as of December 31, 2015, and the related separate statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated February 25, 2016, expressed an unqualified opinion. The accompanying condensed separate statement of financial position of the Company as of December 31, 2015, presented for comparative purposes, is consistent, in all material respect, with the audited separate financial statements from which it has been derived.

Seoul, Korea

November 14, 2016

This report is effective as of November 14, 2016, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

2

POSCO

Condensed Separate Interim Statements of Financial Position

As of September 30, 2016 and December 31, 2015

(Unaudited)

		September 30,		December 31,
(in millions of Won)	Notes	2016		2015
Assets
Cash and cash equivalents	20	~~W~~	1,098,318	1,634,106
Trade accounts and notes receivable, net	4,14,20,31		2,690,465	2,740,104
Other receivables, net	5,20,31		186,787	246,431
Other short-term financial assets	6,20		3,882,612	3,326,012
Inventories	7,28		3,311,112	3,427,011
Assets held for sale	8		26,080	25,892
Other current assets	13		50,333	28,083

Total current assets			11,245,707	11,427,639

Long-term trade accounts and notes receivable, net	4,20		23,817	19,895
Other receivables, net	5,20		95,312	93,757
Other long-term financial assets	6,20		1,836,212	1,804,374
Investments in subsidiaries, associates and joint ventures	9		15,050,249	15,737,287
Investment property, net	10		96,133	86,752
Property, plant and equipment, net	11		22,284,871	21,514,150
Intangible assets, net	12		485,598	490,762
Other non-current assets	13		125,226	134,793

Total non-current assets			39,997,418	39,881,770

Total assets		~~W~~	51,243,125	51,309,409

See accompanying notes to the condensed separate interim financial statements.

3

POSCO

Condensed Separate Interim Statements of Financial Position, Continued

As of September 30, 2016 and December 31, 2015

(Unaudited)

		September 30,		December 31,
(in millions of Won)	Notes	2016		2015
Liabilities
Trade accounts and notes payable	20,31	~~W~~	755,734	577,856
Short-term borrowings and current installments of long-term borrowings	4,14,20		488,316	1,985,722
Other payables	15,20,31		849,523	946,735
Other short-term financial liabilities	16,20		15,554	25,676
Current income tax liabilities			235,767	227,569
Provisions	17		16,929	22,840
Other current liabilities	19		32,943	31,281

Total current liabilities			2,394,766	3,817,679

Long-term borrowings, excluding current installments	14,20		3,649,008	3,303,105
Other payables	15,20		116,647	37,656
Other long-term financial liabilities	16,20		108,630	81,496
Defined benefit liabilities, net	18		41,202	10,472
Deferred tax liabilities			1,039,131	994,867
Long-term provisions	17,32		52,389	21,954
Other non-current liabilities	19		15,831	16,623

Total non-current liabilities			5,022,838	4,466,173

Total liabilities			7,417,604	8,283,852

Equity
Share capital	21		482,403	482,403
Capital surplus	21,34		1,156,277	1,247,581
Hybrid bonds	22		996,919	996,919
Reserves	23		195,906	(30,018)
Treasury shares	24		(1,533,748)	(1,533,898)
Retained earnings			42,527,764	41,862,570

Equity			43,825,521	43,025,557

Total liabilities and equity		~~W~~	51,243,125	51,309,409

See accompanying notes to the condensed separate interim financial statements.

4

POSCO

Condensed Separate Interim Statements of Comprehensive Income

For the three-month and nine-month periods ended September 30, 2016 and 2015

(Unaudited)

		For the three-month periods			For the nine-month periods
(in millions of Won, except per share information)		ended September 30			ended September 30
	Notes	2016		2015	2016	2015
Revenue	31	~~W~~	6,106,520	6,298,801	17,883,260	19,661,927
Cost of sales	7,28,31		(4,816,309)	(5,179,880)	(14,432,730)	(16,399,165)

Gross profit			1,290,211	1,118,921	3,450,530	3,262,762
Selling and administrative expenses	25,28,31
Administrative expenses			(216,542)	(218,689)	(640,929)	(654,469)
Selling expenses			(221,247)	(262,372)	(662,330)	(741,218)

Operating profit			852,422	637,860	2,147,271	1,867,075

Finance income and costs	20,26
Finance income			176,007	130,888	545,256	597,116
Finance costs			(169,222)	(346,426)	(802,333)	(659,665)

Other non-operating income and expenses	27,31
Other non-operating income			13,412	364,972	58,170	438,109
Other non-operating expenses	28		(107,216)	(477,033)	(226,283)	(870,408)

Profit before income tax			765,403	310,261	1,722,081	1,372,227
Income tax expense	29		(186,407)	35,950	(386,665)	(315,805)

Profit			578,996	346,211	1,335,416	1,056,422
Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit plans, net of tax	18		11,113	(13,681)	(37,530)	(34,104)
Items that are or may be reclassified subsequently to profit or loss:
Net changes in unrealized fair value of available-for-sale investments, net of tax	6,20,23		96,579	(165,721)	225,924	(137,342)

Total comprehensive income		~~W~~	686,688	166,809	1,523,810	884,976

Basic and diluted earnings per share (in Won)	30	~~W~~	7,134	4,224	16,383	12,898

See accompanying notes to the condensed separate interim financial statements.

5

POSCO

Condensed Separate Interim Statements of Changes in Equity

For the nine-month periods ended September 30, 2016 and 2015

(Unaudited)

	Share		Capital	Hybrid		Treasury	Retained
(in millions of Won)	capital		surplus	bonds	Reserves	shares	earnings	Total
Balance as of January 1, 2015	~~W~~	482,403	1,247,616	996,919	94,043	(1,534,458)	41,188,908	42,475,431
Comprehensive income:
Profit		—	—	—	—	—	1,056,422	1,056,422
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(34,104)	(34,104)
Net changes in unrealized fair value of available-for-sale investments, net of tax		—	—	—	(137,342)	—	—	(137,342)
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(479,958)	(479,958)
Interim dividends		—	—	—	—	—	(159,987)	(159,987)
Interest of hybrid bonds		—	—	—	—	—	(32,585)	(32,585)
Disposal of treasury shares		—	11	—	—	137	—	148

Balance as of September 30, 2015	~~W~~	482,403	1,247,627	996,919	(43,299)	(1,534,321)	41,538,696	42,688,025

Balance as of January 1, 2016	~~W~~	482,403	1,247,581	996,919	(30,018)	(1,533,898)	41,862,570	43,025,557
Comprehensive income:
Profit		—	—	—	—	—	1,335,416	1,335,416
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(37,530)	(37,530)
Net changes in unrealized fair value of available-for-sale investments, net of tax		—	—	—	225,924	—	—	225,924
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(479,974)	(479,974)
Interim dividends		—	—	—	—	—	(119,994)	(119,994)
Business combination		—	(91,310)	—	—	—	—	(91,310)
Interest of hybrid bonds		—	—	—	—	—	(32,724)	(32,724)
Disposal of treasury shares		—	6	—	—	150	—	156

Balance as of September 30, 2016	~~W~~	482,403	1,156,277	996,919	195,906	(1,533,748)	42,527,764	43,825,521

See accompanying notes to the condensed separate interim financial statements.

6

POSCO

Condensed Separate Interim Statements of Cash Flows

For the nine-month periods ended September 30, 2016 and 2015

(Unaudited)

(in millions of Won)	Notes	September 30, 2016		September 30, 2015
Cash flows from operating activities
Profit		~~W~~	1,335,416	1,056,422
Adjustments for:
Costs for defined benefit plans			83,681	90,511
Depreciation			1,540,520	1,539,392
Amortization			58,443	52,025
Finance income			(356,799)	(440,569)
Finance costs			575,085	528,686
Loss on valuation of inventories			2,418	12,990
Gain on disposal of property, plant and equipment			(17,601)	(8,543)
Loss on disposal of property, plant and equipment			69,774	57,201
Impairment loss on property, plant and equipment			34,056	68,720
Impairment loss on investments in subsidiaries, associates and joint ventures			75,347	260,833
Gain on disposal of assets held for sale			(6,814)	(409,173)
Loss on disposal of assets held for sale			—	20,133
Impairment of assets held for sale			—	95,737
Contribution to provisions			37,202	2,045
Income tax expense			386,664	315,805
Others			20,620	3,115
Changes in operating assets and liabilities	33		273,506	792,428
Interest received			64,776	59,051
Interest paid			(135,308)	(190,078)
Dividends received			130,053	493,850
Income taxes paid			(374,114)	(450,975)

Net cash provided by operating activities		~~W~~	3,796,925	3,949,606

See accompanying notes to the condensed separate interim financial statements.

7

POSCO

Condensed Separate Interim Statements of Cash Flows, Continued

For the nine-month periods ended September 30, 2016 and 2015

(Unaudited)

(in millions of Won)	Notes	September 30, 2016		September 30, 2015
Cash flows from investing activities
Proceeds from disposal of short-term financial instruments		~~W~~	13,159,783	6,375,826
Proceeds from disposal of long-term financial instruments			—	2
Proceeds from disposal of available-for-sale financial assets			4,214	2,231
Decrease in short-term loans			—	69,443
Decrease in long-term loans			—	495
Proceeds from disposal of investment in subsidiaries, associates and joint ventures			1,690	3,613
Proceeds from disposal of intangible assets			2,536	3,147
Proceeds from disposal of assets held for sale			166,791	1,275,597
Proceeds from business combination			24,250	—
Acquisition of short-term financial investments			(13,714,796)	(8,642,765)
Acquisition of available-for-sale financial assets			—	(1,152)
Increase in short-term loans			(23,630)	(65,208)
Increase in long-term loans			(66)	(139)
Acquisition of investment in subsidiaries, associates and joint ventures			(235,431)	(390,817)
Acquisition of investment property			—	(146)
Acquisition of property, plant and equipment			(1,387,937)	(1,090,685)
Payment for disposal of property, plant and equipment			(14,485)	(15,977)
Acquisition of intangible assets			(14,482)	(28,941)

Net cash used in investing activities			(2,031,563)	(2,505,476)

Cash flows from financing activities
Proceeds from borrowings			985,373	21,067
Increase in long-term financial liabilities			3,554	3,086
Repayment of borrowings			(2,642,762)	(736,697)
Decrease in long-term financial liabilities			(5,233)	(3,486)
Payment of cash dividends			(600,020)	(639,998)
Payment of interest of hybrid bonds			(32,849)	(32,730)

Net cash used in financing activities			(2,291,937)	(1,388,758)

Changes in cash due to foreign currency translation			(9,213)	2,419
Net increase (decrease) in cash and cash equivalents			(535,788)	57,791
Cash and cash equivalents at beginning of the period			1,634,106	1,742,767

Cash and cash equivalents at end of the period		~~W~~	1,098,318	1,800,558

See accompanying notes to the condensed separate interim financial statements.

8

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of September 30, 2016

(Unaudited)

1. Reporting Entity

POSCO (the “Company”) is the largest steel producer in Korea which was incorporated on April 1, 1968, to manufacture and sell steel rolled products and plates in the domestic and overseas markets.

The shares of the Company have been listed on the Korea Exchange since 1988. The Company owns and operates two steel plants (Pohang and Gwangyang) and one office in Korea, and it also operates internationally through seven of its overseas liaison offices.

As of September 30, 2016, the shares of the Company are listed on the Korea Exchange, while its depository receipts are listed on the New York Stock Exchanges.

2. Statement of Compliance

Statement of compliance

The condensed separate interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Corporations.

These condensed separate interim financial statements have been prepared in accordance with K-IFRS No. 1034 “Interim Financial Reporting” as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual separate financial statements as of and for the year ended December 31, 2015. These condensed separate interim financial statements do not include all of the disclosures required for full annual financial statements.

These condensed interim financial statements are separate interim financial statements in accordance with K-IFRS No. 1027 “Separate Financial Statements” presented by a parent, an investor in a subsidiary, an associate or a venture in a jointly controlled entity, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

Use of estimates and judgments

(a)	Judgments, assumptions and estimation uncertainties

The preparation of the condensed interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

9

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2016

(Unaudited)

In preparing these condensed separate interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the separate financial statements as of and for the year ended December 31, 2015.

(b)	Measurement of fair value

The Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

The Company reports the significant valuation matters to the Audit Committee.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the assets or liabilities, either directly or indirectly.

•	Level 3 – inputs for the assets or liabilities that are not based on observable market data.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Further information about the assumptions made in measuring fair value is included in note 20.

10

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2016

(Unaudited)

3. Summary of Significant Accounting Policies

Except as described in K-IFRS No. 1034 “Interim Financial Reporting”, the accounting policies applied by the Company in these condensed separate interim financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2015.

4. Trade Accounts and Notes Receivable

Trade accounts and notes receivable as of September 30, 2016 and December 31, 2015 are as follows:

(in millions of Won)	September 30, 2016		December 31, 2015
Current
Trade accounts and notes receivable	~~W~~	2,719,519	2,749,056
Less: Allowance for doubtful accounts		(29,054)	(8,952)

	~~W~~	2,690,465	2,740,104

Non-current
Trade accounts and notes receivable	~~W~~	36,319	30,034
Less: Present value discount		(10,216)	(7,852)
Less: Allowance for doubtful accounts		(2,286)	(2,287)

	~~W~~	23,817	19,895

The trade accounts and notes receivable sold to financial institutions, for which the derecognition conditions were not met, amounted to ~~W~~23,900 million as of September 30, 2016. The fair value of trade accounts and notes receivable approximates the carrying amounts and trade accounts and notes receivable are included in short-term borrowings from financial institutions. (Note 14)

5. Other Receivables

Other receivables as of September 30, 2016 and December 31, 2015 are as follows:

(in millions of Won)	September 30, 2016		December 31, 2015
Current
Other accounts receivable	~~W~~	176,106	233,415
Others		15,119	13,341
Less: Allowance for doubtful accounts		(4,438)	(325)

	~~W~~	186,787	246,431

Non-current
Long-term loans	~~W~~	20,699	24,293
Long-term other accounts receivable		71,807	66,541
Others		2,806	2,923

	~~W~~	95,312	93,757

11

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2016

(Unaudited)

6. Other Financial Assets

(a)	Other financial assets as of September 30, 2016 and December 31, 2015 are as follows:

(in millions of Won)	September 30, 2016		December 31, 2015
Current
Short term derivatives assets held for trading	~~W~~	14,178	12,591
Available-for-sale securities (bonds)		15,000	15,000
Short-term financial instruments(*1)		3,845,458	3,291,828
Cash deposits(*2)		7,976	6,593

	~~W~~	3,882,612	3,326,012

Non-current
Long-term derivatives assets held for trading	~~W~~	15,862	78,292
Available-for-sale securities (equity instruments)		1,814,028	1,723,082
Available-for-sale securities (others)		6,289	2,967
Cash deposits(*3)		33	33

	~~W~~	1,836,212	1,804,374

(*1)	Short-term financial instruments amounting to ~~W~~1,384 million are levied in relation to pending litigations as of September 30, 2016 and December 31, 2015.
(*2)	Deposits amounting to ~~W~~7,976 million and ~~W~~6,593 million as of September 30, 2016 and December 31, 2015, respectively, are restricted in relation to government assigned project.
(*3)	The Company is required to provide deposits to maintain checking accounts and accordingly the withdrawal of these deposits is restricted.

12

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2016

(Unaudited)

(b)	Available-for-sale equity securities as of September 30, 2016 and December 31, 2015 are as follows:

(in millions of Won)	September 30, 2016								December 31, 2015
	Number of shares	Ownership (%)	Acquisition cost		Fair value	Net changes in fair value of available- for-sale investments	Accumulated impairment loss	Book value	Book value
Marketable equity securities
Hana Financial group Inc.	2,430,498	0.82	~~W~~	15,633	67,689	52,056	—	67,689	57,359
Nippon Steel & Sumitomo Metal Corporation(*1)	23,835,200	2.51		719,622	531,188	2,821	(191,255)	531,188	559,740
Hyundai Heavy Industries Co., Ltd.	1,477,000	1.94		343,506	203,826	74,145	(213,825)	203,826	129,681
Shinhan Financial group Inc.	4,369,881	0.92		228,778	175,451	52,815	(106,142)	175,451	172,829
KB Financial group Inc.(*1)	11,590,550	3.00		536,517	438,702	69,543	(167,358)	438,702	384,227
Seoul Semiconductor Co., Ltd.	591,000	1.01		24,999	8,658	266	(16,607)	8,658	9,279
SAMWONSTEEL Co., Ltd.	5,700,000	14.25		8,930	20,976	18,449	(6,403)	20,976	20,748
Others (10 companies)(*1)				92,109	83,738	33,278	(41,649)	83,738	60,617

				1,970,094	1,530,228	303,373	(743,239)	1,530,228	1,394,480

Non-marketable equity securities
Congonhas Minerios S.A.(*3)	3,658,394	2.02		221,535	176,465	(45,070)	—	176,465	221,535
Poongsan Special Metal Corp.(*4)	315,790	5.00		7,657	7,657	—	—	7,657	7,657
Intellectual Discovery(*2)	1,000,000	8.81		5,000	1,350	—	(3,650)	1,350	5,000
Others (40 companies)(*2,4)				239,219	98,328	150	(141,041)	98,328	94,410

				473,411	283,800	(44,920)	(144,691)	283,800	328,602

			~~W~~	2,443,505	1,814,028	258,453	(887,930)	1,814,028	1,723,082

(*1)	The Company has recognized ~~W~~191,255 million, ~~W~~15,068 million, ~~W~~1,152 million of impairment loss on securities of Nippon Steel & Sumitomo Metal Corporation, KB Financial Group Inc. and Steel Flower Co., Ltd., respectively, due to prolonged decline in the fair value of these securities during the period ended September 30, 2016.

13

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2016

(Unaudited)

(*2)	The Company has recognized ~~W~~5,286 million, ~~W~~3,650 million, ~~W~~2,724 million and ~~W~~2,426 million of impairment loss on securities of Troika Foreign Resource Development Fund, Intellectual Discovery, XG Sciences and Miju Steel MFG Co., Ltd., respectively due to significant decline in the fair value of these securities during the period ended September 30, 2016.
(*3)	Fair value is based on an analysis performed by an external professional evaluation agency.
(*4)	Non-marketable equity securities whose fair values cannot be reliably measured are recorded at cost.

7. Inventories

Inventories as of September 30, 2016 and December 31, 2015 are as follows:

(in millions of Won)	September 30, 2016		December 31, 2015
Finished goods	~~W~~	710,641	717,320
Semi-finished goods		833,002	964,062
By-products		3,945	5,983
Raw materials		569,657	656,117
Fuel and materials		567,177	523,796
Materials-in-transit		628,552	574,409
Others		556	578

		3,313,530	3,442,265
Less: Allowance for inventories valuation		(2,418)	(15,254)

	~~W~~	3,311,112	3,427,011

The amount of loss on valuation of inventories recognized within cost of sales during the nine-month period ended September 30, 2016 and the year ended December 31, 2015 were ~~W~~2,418 million and ~~W~~15,254 million, respectively.

14

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2016

(Unaudited)

8. Assets Held for Sale

Assets held for sale as of September 30, 2016 and December 31, 2015 are as follows:

(in millions of Won)	September 30, 2016		December 31, 2015
Property, plant and equipment(*1)	~~W~~	26,080	25,892

(*1)	During the year ended December 31, 2015, the Company determined to exchange 1FINEX facilities with the shares of newly established company in India, and has signed in Memorandum of Agreement (MOA) with Uttam Galva Steels Limited in India. The Company has classified the related facilities of ~~W~~25,892 million as assets held for sale.

9. Investments in Subsidiaries, Associates and Joint ventures

(a)	Details of subsidiaries and carrying amounts as of September 30, 2016 and December 31, 2015 are as follows:

(in millions of Won)			September 30, 2016			December 31, 2015
	Country	Principal operations	Ownership (%)	Book value		Book value
[Domestic]
POSCO DAEWOO Corporation (formerly, Daewoo International Corporation)(*1)	Korea	Trading	60.31	~~W~~	3,371,481	3,371,481
POSCO ENGINEERING & CONSTRUCTION., LTD.	Korea	Engineering and construction	52.80		1,014,314	1,014,314
POSCO POSCO GREEN GAS TECHNOLOGY(*2)	Korea	Gas production and sales	—		—	682,600
POSCO ENERGY CO., LTD.	Korea	Power generation	89.02		658,176	658,176
POSCO Processing&Service	Korea	Steel sales and trading	96.01		624,678	624,678
POSCO COATED & COLOR STEEL Co., Ltd.	Korea	Coated steel manufacturing and sales	56.87		108,421	108,421
POSCO Capital Co., Ltd.	Korea	Investment in venture companies	95.00		103,780	103,780
POSCO CHEMTECH	Korea	Refractory manufacturing and sales	60.00		100,535	100,535
POSMATE	Korea	Business facility maintenance	57.25		73,374	73,374
POSCO ICT	Korea	Computer hardware and software distribution	65.38		70,990	70,990
POSCO M-TECH(*3)	Korea	Packing materials manufacturing and sales	48.85		53,651	53,651
POSCO Family Strategy Fund	Korea	Investment in venture companies	69.91		45,273	45,273
Busan E&E Co,. Ltd.(*4)	Korea	Municipal solid waste fuel and power generation	70.00		30,148	30,148
Others (9 companies)					159,755	162,547

				~~W~~	6,414,576	7,099,968

15

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2016

(Unaudited)

(in millions of Won)			September 30, 2016			December 31, 2015
	Country	Principal operations	Ownership (%)	Book value		Book value
[Foreign]
PT. KRAKATAU POSCO	Indonesia	Steel manufacturing and sales	70.00	~~W~~	813,431	813,431
POSCO WA PTY LTD	Australia	Iron ore sales and mine development	100.00		625,868	623,258
POSCO Maharashtra Steel Private Limited	India	Steel manufacturing and sales	100.00		617,590	536,860
POSCO AUSTRALIA PTY LTD	Australia	Iron ore sales and mine development	100.00		330,623	330,623
Zhangjiagang Pohang Stainless Steel Co., Ltd.	China	Stainless steel manufacturing and sales	58.60		283,845	283,845
POSCO Thainox Public Company Limited(*5)	Thailand	Stainless steel manufacturing and sales	84.93		246,986	251,812
POSCO SS VINA Co., Ltd.	Vietnam	Steel manufacturing and sales	100.00		241,426	241,426
POSCO-China Holding Corp.	China	Investment management	100.00		240,430	240,430
POSCO-India Private Limited	India	Steel manufacturing and sales	99.99		184,815	184,815
POSCO MEXICO S.A. DE C.V.(*7)	Mexico	Plate steel manufacturing and sales	84.84		180,072	180,069
POSCO America Corporation	USA	Steel trading	99.45		187,504	167,285
POSCO-VIETNAM Co., Ltd.	Vietnam	Steel manufacturing	100.00		160,572	160,572
POSCO VST CO., LTD.	Vietnam	Stainless steel manufacturing and sales	95.65		144,573	144,573
POSCO(Guangdong) Automotive Steel Co., Ltd.	China	Plate steel manufacturing and sales	83.64		130,751	130,751
POSCO COATED STEEL (THAILAND) CO., LTD.	Thailand	Plate steel manufacturing and sales	100.00		121,592	121,592
POSCO Asia Co., Ltd.(*8)	Hong Kong	Steel and raw material trading	100.00		117,710	32,189
POSCO ASSAN TST STEEL INDUSTRY	Turkey	Steel manufacturing and sales	60.00		92,800	92,800
POSCO Investment Co., Ltd.(*8)	Hong Kong	Finance	—		—	85,521
POSCO JAPAN Co., Ltd.	Japan	Steel trading	100.00		68,436	68,436
Qingdao Pohang Stainless Steel Co., Ltd.	China	Stainless steel manufacturing	70.00		65,982	65,982
POSCO(Suzhou) Automotive Processing Center Co., Ltd.	China	Steel manufacturing and sales	90.00		62,494	62,494
POSCO Electrical Steel India Private Limited	India	Electrical steel processing and sales	100.00		57,119	57,119
POSCO AFRICA (PROPRIETARY) LIMITED	South Africa	Trading	100.00		50,297	50,297
POSCO-Malaysia SDN. BHD.	Malaysia	Steel manufacturing and sales	81.79		45,479	45,479
POSCO China Dalian Plate Processing Center Co., Ltd.(*6)	China	Heavy plate processing and sales	80.00		—	32,992
POSCO(Guangdong) Coated Steel Co., Ltd.	China	Plate steel sheet manufacturing and sales	87.04		31,299	31,299
Others (32 companies)(*6,7)					390,215	366,124

					5,491,909	5,402,074

				~~W~~	11,906,485	12,502,042

(*1)	Daewoo International Corporation was renamed POSCO DAEWOO Corporation.
(*2)	The Company merged with POSCO Green Gas Technology on the acquisition date of May 1, 2016. (Note 34)

16

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2016

(Unaudited)

(*3)	POSCO M-TECH was classified as an investment in a subsidiary as the Company has more than half of the voting rights by virtue of an agreement with Pohang University of Science and Technology, which has 4.72% of ownership in POSCO M-TECH.
(*4)	As of September 30, 2016, and December 31, 2015 the investments in subsidiaries amounting to ~~W~~30,148 million were provided as collateral in relation to the loan agreements of Busan E&E Co., Ltd.
(*5)	As of September 30, 2016, there is objective evidence of impairment due to the prolonged decline in the fair value of POSCO Thainox Public Company Limited below its cost. Recoverable amount was determined based on fair value less cost to sell, which was calculated by adding 10.9% of management premium and expected disposal cost on the stock price as of September 30, 2016. As a result, the Company recognized an impairment loss of ~~W~~4,826 million as carrying amount was higher than its recoverable amount.
(*6)	As of September 30, 2016, there is objective evidence of impairment due to the decision to cease operation of POSCO China Dalian Plate Processing Center Co., Ltd and POSCO-China Dalian Steel Fabricating Center. As a result, the Company recognized an impairment loss of ~~W~~32,992 million and ~~W~~4,058 million as carrying amount was higher than its recoverable amount.
(*7)	During the period ended September 30, 2016, POSCO MEXICO S.A. DE C.V. merged with POSCO MEXICO HUMAN TECH S.A de C.V
(*8)	During the period ended September 30, 2016, POSCO Asia Co., Ltd. merged with POSCO Investment Co., Ltd.

(b)	Details of associates and carrying amounts as of September 30, 2016 and December 31, 2015 are as follows:

(in millions of Won)			September 30, 2016			December 31, 2015
	Country	Principal operations	Ownership (%)	Book value		Book value
[Domestic]
EQP POSCO Global NO1 Natural Resources PEF	Korea	Mine investment	27.40	~~W~~	169,316	169,106
SeAH Changwon Integrated Special Steel(*1)	Korea	Specialty steel manufacturing and sales	19.94		—	159,978
POSCO PLANTEC Co., Ltd.(*2)	Korea	Other structural metal product manufacturing	60.84		108,936	140,890
SNNC	Korea	STS material manufacturing and sales	49.00		100,655	100,655
Others (5 companies)					26,932	23,746

					405,839	594,375

[Foreign]
Nickel Mining Company SAS	New Caledonia	Raw material manufacturing and sales	49.00		189,197	189,197
7623704 Canada Inc.(*3)	Canada	Mine investment	10.40		124,341	124,341
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd	China	Tinplate manufacturing and sales	24.00		11,003	11,003
Others (5 companies)					38,397	29,090

					362,938	353,631

				~~W~~	768,777	948,006

(*1)	During the period ended September 30, 2016, the Company disposed of its shares in SeAH Changwon Integrated Special Steel and recognized ~~W~~6,814 million of gain on disposal of assets held for sale.
(*2)	During the nine-month period ended September 30, 2016, there was objective evidence of impairment due to the prolonged decline at fair value of POSCO PLANTEC Co., Ltd, and, accordingly, the impairment test was performed. Recoverable amount was determined based on value-in-use, which was calculated by applying 7.4% discount rate. As a result, the Company recognized an impairment loss of ~~W~~31,954 million as the carrying amount was higher than its recoverable amount.
(*3)	As of September 30, 2016, it was classified as an associate even though the Company’s ownership percentage is less than 20% of ownership since the Company has significant influence over the investee when considering its structure of the Board of Directors and others.

17

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2016

(Unaudited)

(c)	Details of joint ventures and carrying amounts as of September 30, 2016 and December 31, 2015 are as follows:

(in millions of Won)			September 30, 2016			December 31, 2015
	Country	Principal operations	Ownership (%)	Book value		Book value
Roy Hill Holdings Pty Ltd(*1)	Australia	Mine development	10.00	~~W~~	1,225,464	1,225,464
CSP - Compania Siderurgica do Pecem	Brazil	Steel manufacturing and sales	20.00		575,948	488,200
POSCO-NPS Niobium LLC	USA	Mine development	50.00		364,609	364,609
KOBRASCO	Brazil	Facilities lease	50.00		98,962	98,962
Others (4 companies)					110,004	110,004

				~~W~~	2,374,987	2,287,239

(*1)	As of September 30, 2016 and December 31, 2015, the investments in joint ventures amounting to ~~W~~1,225,464 million were provided as collateral in relation to loans from project financing of Roy Hill Holdings Pty Ltd.

10. Investment Property, Net

Changes in the carrying amount of investment property for the nine-month period ended September 30, 2016 and the year ended December 31, 2015 were as follows:

(a)	For the nine-month period ended September 30, 2016

(in millions of Won)	Beginning		Depreciation(*1)	Transfer(*2)	Ending
Land	~~W~~	35,557	—	2,478	38,035
Buildings		47,399	(2,145)	6,704	51,958
Structures		3,796	(184)	2,528	6,140

	~~W~~	86,752	(2,329)	11,710	96,133

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred from property, plant and equipment in relation to change in rental ratio and the purpose of use.

(b)	For the year ended December 31, 2015

(in millions of Won)	Beginning		Acquisitions	Depreciation(*1)	Transfer(*2)	Ending
Land	~~W~~	36,020	—	—	(463)	35,557
Buildings		50,112	346	(2,382)	(677)	47,399
Structures		4,005	—	(164)	(45)	3,796

	~~W~~	90,137	346	(2,546)	(1,185)	86,752

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred from property, plant and equipment in relation to change in rental ratio and the purpose of use.

18

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2016

(Unaudited)

11. Property, Plant and Equipment, Net

Changes in the carrying amount of property, plant and equipment for the nine-month period ended September 30, 2016 and the year ended December 31, 2015 were as follows:

(a)	For the nine-month period ended September 30, 2016

(in millions of Won)	Beginning		Acquisitions	Business combination	Disposals	Depreciation	Impairment(*1)	Others(*2)	Ending
Land	~~W~~	1,412,715	52	10,273	(206)	—	—	45,061	1,467,895
Buildings		2,566,168	869	70,641	(1,761)	(173,436)	(351)	29,745	2,491,875
Structures		2,519,866	1,312	8,630	(916)	(141,971)	(268)	94,573	2,481,226
Machinery and equipment		14,014,079	32,489	146,466	(15,037)	(1,199,703)	(33,425)	790,450	13,735,319
Vehicles		11,623	1,984	39	(11)	(5,462)	—	4,286	12,459
Tools		23,720	917	289	—	(7,784)	—	2,800	19,942
Furniture and fixtures		31,820	2,303	237	(21)	(6,805)	(12)	2,890	30,412
Finance lease assets		5,733	76,581	—	—	(3,030)	—	—	79,284
Construction-in-progress		928,426	1,025,155	1,031,906	—	—	—	(1,019,028)	1,966,459

	~~W~~	21,514,150	1,141,662	1,268,481	(17,952)	(1,538,191)	(34,056)	(49,223)	22,284,871

(*1)	The Company has recognized an impairment loss since recoverable amounts on production facilities of automotive steel and electric furnace of high mill (2nd) are less than their carrying amounts for the nine-month period ended September 30, 2016.
(*2)	Includes assets transferred from construction-in-progress, reclassification of investment property, intangible assets, assets held-for-sale and others.

(b)	For the year ended December 31, 2015

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Impairment(*1)	Others(*2)	Ending
Land	~~W~~	1,420,994	—	(3,869)	—	—	(4,410)	1,412,715
Buildings		2,760,842	3,350	(4,544)	(243,678)	(7,926)	58,124	2,566,168
Structures		2,612,553	4,339	(2,826)	(192,301)	(473)	98,574	2,519,866
Machinery and equipment		14,503,266	76,768	(45,843)	(1,593,413)	(59,485)	1,132,786	14,014,079
Vehicles		12,953	1,669	—	(6,302)	—	3,303	11,623
Tools		23,324	6,824	(15)	(11,091)	—	4,678	23,720
Furniture and fixtures		37,584	3,934	(23)	(15,553)	(18)	5,896	31,820
Finance lease assets		6,370	—	—	(637)	—	—	5,733
Construction-in-progress		945,329	1,436,840	—	—	(2,772)	(1,450,971)	928,426

	~~W~~	22,323,215	1,533,724	(57,120)	(2,062,975)	(70,674)	(152,020)	21,514,150

(*1)	The Company has recognized an impairment loss since recoverable amounts on magnesium smelting plant in Gangneung and facilities which are related to the project for replacement deteriorated hot-rolling mill (1st and 2nd) in Pohang and electric furnace of high mill (1st) in Pohang are less than their carrying amounts for the year ended December 31, 2015.
(*2)	Includes assets transferred from construction-in-progress, reclassification of investment property, intangible assets, assets held-for-sale and others.

19

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2016

(Unaudited)

12. Intangible Assets, Net

Changes in the carrying amount of intangible assets for the nine-month period ended September 30, 2016 and the year ended December 31, 2015 were as follows:

(a)	For the nine-month period ended September 30, 2016

(in millions of Won)	Beginning		Acquisitions	Business combination	Disposals	Amortization	Impairment(*2)	Transfer(*3)	Ending
Intellectual property rights	~~W~~	19,997	—	—	(752)	(2,596)	—	4,419	21,068
Membership(*1)		52,058	—	—	(2,108)	—	407	(1,669)	48,688
Development expense		98,038	316	23,033	—	(39,615)	—	26,706	108,478
Port facilities usage rights		265,575	—	—	—	(11,482)	—	7,033	261,126
Construction-in-progress		31,951	19,802	—	—	—	—	(30,947)	20,806
Other intangible assets		23,143	2,671	235	(488)	(4,750)	—	4,621	25,432

	~~W~~	490,762	22,789	23,268	(3,348)	(58,443)	407	10,163	485,598

(*1)	Economic useful life of memberships is indefinite.
(*2)	The Company has recognized an impairment loss on some membership since the recoverable amounts were less than carrying amounts. Also, the Company reversed the accumulated impairment loss up to the carrying amount before recognition of any impairment loss since recoverable amounts of some memberships exceeded the carrying amounts.
(*3)	Includes assets transferred from construction-in-progress, reclassification of property, plant and equipment, and others.

(b)	For the year ended December 31, 2015

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Impairment(*2)	Transfer(*3)	Ending
Intellectual property rights	~~W~~	17,594	—	(126)	(2,829)	—	5,358	19,997
Membership(*1)		53,154	2,861	(3,680)	—	(11)	(266)	52,058
Development expense		127,941	1,172	—	(48,154)	—	17,079	98,038
Port facilities usage rights		162,028	—	—	(12,006)	—	115,553	265,575
Construction-in-progress		16,756	36,863	—	—	—	(21,668)	31,951
Other intangible assets		26,434	2,422	—	(7,753)	—	2,040	23,143

	~~W~~	403,907	43,318	(3,806)	(70,742)	(11)	118,096	490,762

(*1)	Economic useful life of membership is indefinite.
(*2)	The Company has recognized an impairment loss on some membership since the recoverable amounts were less than carrying amounts.
(*3)	Includes assets transferred from construction-in-progress, reclassification of property, plant and equipment, and others.

20

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2016

(Unaudited)

13. Other Assets

Other assets as of September 30, 2016 and December 31, 2015 are as follows:

(in millions of Won)	September 30, 2016		December 31, 2015
Current
Advance payments	~~W~~	10,935	7,912
Prepaid expenses		39,398	19,722
Others		—	449

	~~W~~	50,333	28,083

Non-current
Long-term prepaid expenses	~~W~~	5,804	6,215
Others(*1)		119,422	128,578

	~~W~~	125,226	134,793

(*1)	As of September 30, 2016 and December 31, 2015, the Company recognized tax assets amounting to ~~W~~115,571 million and ~~W~~124,787 million, respectively, based on the Company’s best estimate of the tax amounts to be refunded when the result of the Company’s appeal in connection with the additional income tax payment for prior years as a result of tax audits that were finalized in 2014 and claim for rectification are finalized.

14. Borrowings

(a)	Borrowings as of September 30, 2016 and December 31, 2015 are as follows:

(in millions of Won)	September 30, 2016		December 31, 2015
Short-term borrowings
Short-term borrowings	~~W~~	223,900	—
Current portion of long-term borrowings		32,361	126,579
Current portion of loans from foreign financial institutions		193	401
Current portion of debentures		231,908	1,859,610
Less: Current portion of discount on debentures issued		(46)	(868)

	~~W~~	488,316	1,985,722

Long-term borrowings
Long-term borrowings	~~W~~	31,401	141,868
Loans from foreign financial institutions		—	200
Debentures		3,630,844	3,175,406
Less: Discount on debentures issued		(13,237)	(14,369)

	~~W~~	3,649,008	3,303,105

21

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2016

(Unaudited)

(b)	Short-term borrowings as of September 30, 2016 and December 31, 2015 are as follows:

(in millions of Won)
Lenders	Lenders	Insurance date	Maturity date	Annual interest rate (%)	September 30, 2016		December 31, 2015
Short-term borrowings	Korea Development Bank	2016.04.08	2017.04.10	2.00	~~W~~	200,000	—
Transfers of account receivables that do not qualify for derecognition	—	—	—	—		23,900	—

					~~W~~	223,900	—

(c)	Current portion of long-term borrowings as of September 30, 2016 and December 31, 2015 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual interest rate (%)	September 30, 2016		December 31, 2015
Borrowings	Woori Bank and others	2006.10.31~ 2011.04.28	2017.03.15~ 2024.06.15	0.75 ~ 1.75	~~W~~	13,491	15,532
Borrowings	Export-Import Bank of Korea	2010.02.18	2017.02.18	4.50		18,870	111,047
Loans from foreign financial institutions(*1)	NATIXIS	1986.03.31	2017.03.31	2.00		193	401
Debentures	—	—	—	—		—	1,299,507
Debentures	Samurai Bond 12 and others	2011.10.20~ 2013.12.11	2016.10.20~ 2016.12.08	0.93 ~ 2.03		231,862	559,235

					~~W~~	264,416	1,985,722

(*1)	Korea Development Bank has provided guarantees to the Company for loans from foreign financial institutions.

(d)	Long-term borrowings excluding current portion, as of September 30, 2016 and December 31, 2015 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual interest rate (%)	September 30, 2016		December 31, 2015
Borrowings	Woori Bank and others	2006.10.31~ 2011.04.28	2018.03.15~ 2024.06.15	0.75~1.75	~~W~~	26,914	36,522
Borrowings	Korea National Oil Corporation	2007.12.27~ 2009.12.29	2022.06.25~ 2024.12.29	3 year Government bond		4,487	105,346
Loans from foreign financial institutions	—	—	—	—		—	200
Debentures	Domestic debentures 304-1 and others	2011.11.28~ 2016.05.03	2018.10.04~ 2023.10.04	1.76~4.12		1,496,785	997,745
Debentures	Samurai Bond 13 and others	2010.10.28~ 2013.12.11	2018.12.10~ 2021.12.22	1.35~5.25		2,120,822	2,163,292

					~~W~~	3,649,008	3,303,105

22

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2016

(Unaudited)

15. Other Payables

Other payables as of September 30, 2016 and December 31, 2015 are as follows:

(in millions of Won)	September 30, 2016		December 31, 2015
Current
Accounts payable	~~W~~	445,831	546,884
Accrued expenses		379,933	380,383
Dividend payable		9,704	9,882
Finance lease liabilities		5,309	1,349
Withholdings		8,746	8,237

	~~W~~	849,523	946,735

Non-current
Long-term accounts payable	~~W~~	1,505	—
Long-term accrued expenses		33,628	26,250
Finance lease liabilities		73,001	2,889
Long-term withholdings		8,513	8,517

	~~W~~	116,647	37,656

16. Other Financial Liabilities

Other financial liabilities as of September 30, 2016 and December 31, 2015 are as follows:

(in millions of Won)	September 30, 2016		December 31, 2015
Current
Derivative liabilities	~~W~~	—	8,118
Financial guarantee liabilities		15,554	17,558

	~~W~~	15,554	25,676

Non-current
Derivative liabilities	~~W~~	39,016	—
Financial guarantee liabilities		69,614	81,496

	~~W~~	108,630	81,496

23

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2016

(Unaudited)

17. Provisions

(a)	Provisions as of September 30, 2016 and December 31, 2015 are as follows:

(in millions of Won)	September 30, 2016			December 31, 2015
	Current		Non-current	Current	Non-current
Provision for bonus payments(*1)	~~W~~	1,066	—	7,271	—
Provision for restoration(*2)		15,863	49,926	15,569	21,543
Provision for litigation(*3)		—	2,463	—	411

	~~W~~	16,929	52,389	22,840	21,954

(*1)	Represents the provision for bonuses limited to 100% of annual salaries for executives.
(*2)	Due to contamination of land near the Company’s magnesium smelting plant located in Gangneung province and gas treatment plant located in Pohang work, the Company recognized present values of estimated costs for recovery as provisions for restoration as of September 30, 2016. In order to determine the estimated costs, the Company used the assumption that it would use all of technologies and materials available for now to recover the land. In addition, the Company has applied discount rates of 2.01% and 1.65% to assess present value of these costs for recovery of land in Gangneung province and Pohang work, respectively.
(*3)	The Company has recognized provisions for certain litigations as of September 30, 2016.

(b)	Changes in provisions for the nine-month period ended September 30, 2016 and the year ended December 31, 2015 were as follows:

1)	For the nine-month period ended September 30, 2016

(in millions of Won)	Beginning		Increase	Utilization	Ending
Provision for bonus payments	~~W~~	7,271	5,375	(11,580)	1,066
Provision for restoration		37,112	35,150	(6,473)	65,789
Provision for litigation		411	2,052	—	2,463

	~~W~~	44,794	42,577	(18,053)	69,318

2)	For the year ended December 31, 2015

(in millions of Won)	Beginning		Increase	Utilization	Ending
Provision for bonus payments	~~W~~	8,423	13,233	(14,385)	7,271
Provision for restoration		70,399	2,174	(35,461)	37,112
Provision for litigation		411	—	—	411

	~~W~~	79,233	15,407	(49,846)	44,794

24

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2016

(Unaudited)

18. Employee Benefits

(a)	Defined contribution plans

The expense related to post-employment benefit plans under defined contribution plans for the three-month and nine-month periods ended September 30, 2016 and 2015 were as follows:

(in millions of Won)	For the three-month periods			For the nine-month periods
	ended September 30			ended September 30
	2016		2015	2016	2015
Expense related to post-employment benefit plans under defined contribution plans	~~W~~	5,251	4,888	16,369	15,406

(b)	Defined benefit plans

1)	The amount recognized in relation to net defined benefit liabilities in the statement of financial position as of September 30, 2016 and December 31, 2015 are as follows:

(in millions of Won)	September 30, 2016		December 31, 2015
Present value of funded obligations	~~W~~	1,105,331	1,023,071
Fair value of plan assets		(1,064,129)	(1,012,599)

Net defined benefit liabilities	~~W~~	41,202	10,472

2)	Changes in present value of defined benefit obligations for the nine-month period ended September 30, 2016 and the year ended December 31, 2015 were as follows:

(in millions of Won)	September 30, 2016		December 31, 2015
Defined benefit obligation at the beginning of period	~~W~~	1,023,071	1,017,164
Current service costs		85,274	118,770
Interest costs		18,102	29,743
Remeasurement		44,844	(58,397)
Transfer-in		—	283
Business combination		1,133	—
Benefits paid		(67,093)	(84,492)

Defined benefit obligation at the end of period	~~W~~	1,105,331	1,023,071

25

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2016

(Unaudited)

3)	Changes in the fair value of plan assets for the nine-month period ended September 30, 2016 and the year ended December 31, 2015 were as follows:

(in millions of Won)	September 30, 2016		December 31, 2015
Fair value of plan assets at the beginning of period	~~W~~	1,012,599	931,006
Interest on plan assets		19,695	29,330
Remeasurement of plan assets		(4,668)	(7,064)
Contributions to plan assets		95,049	128,000
Transfer-in		—	283
Business combination		244	—
Benefits paid		(58,790)	(68,956)

Fair value of plan assets at the end of period	~~W~~	1,064,129	1,012,599

4)	The amounts recognized in the statements of comprehensive income for the three-month and nine-month periods ended September 30, 2016 and 2015 were as follows:

	For the three-month periods			For the nine-month periods
(in millions of Won)	ended September 30			ended September 30
	2016		2015	2016	2015
Current service costs	~~W~~	28,258	28,528	85,274	90,201
Net interest costs		(531)	104	(1,593)	310

	~~W~~	27,727	28,632	83,681	90,511

19. Other Liabilities

Other liabilities as of September 30, 2016 and December 31, 2015 are as follows:

(in millions of Won)	September 30, 2016		December 31, 2015
Current
Advances received	~~W~~	5,962	8,811
Withholding		25,334	20,847
Unearned revenue		1,648	1,623

	~~W~~	32,944	31,281

Non-current
Unearned revenue	~~W~~	15,831	16,623

26

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2016

(Unaudited)

20. Financial Instruments

(a)	Classification of financial instruments

1)	Financial assets as of September 30, 2016 and December 31, 2015 are as follows:

(in millions of Won)	September 30, 2016		December 31, 2015
Financial assets at fair value through profit or loss Derivatives assets	~~W~~	30,040	90,883
Available-for-sale financial assets		1,835,317	1,741,049
Loans and receivables		7,888,118	7,954,222

	~~W~~	9,753,475	9,786,154

2)	Financial liabilities as of September 30, 2016 and December 31, 2015 are as follows:

(in millions of Won)	September 30, 2016		December 31, 2015
Financial liabilities at fair value through profit or loss Derivatives liabilities	~~W~~	39,016	8,118

Financial liabilities measured at amortized cost
Trade accounts and notes payable		755,734	577,856
Borrowings		4,137,324	5,288,827
Financial guarantee liabilities(*1)		85,168	99,054
Others		860,121	978,648

		5,838,347	6,944,385

	~~W~~	5,877,363	6,952,503

27

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2016

(Unaudited)

(*1)	Financial liabilities were recognized in connection with financial guarantee contracts as of September 30, 2016. The details of the amount of guarantees provided are as follows:

(in millions of Won)		Guarantee limit			Guarantee amount
Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency		Won equivalent
POSCO(Guangdong)	SMBC	USD	35,000,000	38,371	USD	35,000,000	38,371
Automotive Steel Co., Ltd.	BOA	USD	30,000,000	32,889	USD	30,000,000	32,889
Zhangjiagang Pohang	Korea Development Bank	CNY	324,455,000	53,201	CNY	324,455,000	53,201
Stainless Steel Co., Ltd.	Credit Agricole	CNY	305,000,000	50,011	CNY	305,000,000	50,011
	BTMU	CNY	260,500,000	42,714	CNY	260,500,000	42,714
	SMBC	CNY	195,000,000	31,974	CNY	195,000,000	31,974
POSCO Maharashtra	Export-Import Bank of Korea	USD	193,000,000	211,586	USD	149,200,000	163,568
Steel Private Limited	HSBC	USD	110,000,000	120,593	USD	76,000,000	83,319
	DBS	USD	100,000,000	109,630	USD	80,000,000	87,704
	SCB	USD	73,069,000	80,106	USD	42,455,200	46,544
	Citi	USD	60,000,000	65,778	USD	36,000,000	39,467
	ING	USD	30,000,000	32,889	USD	12,000,000	13,156
POSCO ASSAN TST	SMBC	USD	62,527,500	68,549	USD	56,274,750	61,694
STEEL INDUSTRY	ING	USD	60,000,000	65,778	USD	54,000,000	59,200
	BNP	USD	24,000,000	26,311	USD	21,600,000	23,680
POSCO Electrical Steel	ING	USD	50,000,000	54,815	USD	50,000,000	54,815
India Private Limited	SCB	USD	33,784,000	37,037	USD	33,784,000	37,037
POSCO Asia Co., Ltd.	HSBC	USD	50,000,000	54,815	USD	50,000,000	54,815
	MIZUHO	USD	50,000,000	54,815	USD	50,000,000	54,815
	NAB	USD	50,000,000	54,815	USD	50,000,000	54,815
POSCO MEXICO S.A. DE C.V	SMBC	USD	89,725,000	98,366	USD	60,114,323	65,903
	Korea Development Bank	USD	50,000,000	54,815	USD	20,226,916	22,175
	MIZUHO	USD	45,000,000	49,334	USD	18,203,004	19,956
	BOA	USD	70,000,000	76,741	USD	46,180,757	50,628
	CITI BANAMEX	USD	40,000,000	43,852	USD	40,000,000	43,852
	BTMU	USD	30,000,000	32,889	USD	30,000,000	32,889
	ING	USD	20,000,000	21,926	USD	20,000,000	21,926
POSCO SS VINA Co., Ltd.	Export-Import Bank of Korea	USD	249,951,050	274,021	USD	249,951,050	274,021
	BOA	USD	40,000,000	43,852	USD	40,000,000	43,852
	BTMU	USD	40,000,000	43,852	USD	40,000,000	43,852
	DBS	USD	24,400,000	26,750	USD	24,400,000	26,750
POSCO-VIETNAM Co., Ltd.	Export-Import Bank of Korea	USD	196,000,000	214,875	USD	196,000,000	214,875
POSCO VST CO., LTD.	ANZ	USD	25,000,000	27,408	USD	9,375,000	10,278
	HSBC	USD	20,000,000	21,926	USD	7,500,000	8,222
	MIZUHO	USD	20,000,000	21,926	USD	7,500,000	8,222
PT. KRAKATAU POSCO	Export-Import Bank of Korea	USD	567,000,000	621,602	USD	515,176,565	564,788
	SMBC	USD	140,000,000	153,482	USD	127,393,609	139,662
	BTMU	USD	119,000,000	130,460	USD	106,582,609	116,847
	SCB	USD	107,800,000	118,181	USD	98,553,609	108,044
	MIZUHO	USD	105,000,000	115,112	USD	94,043,478	103,100
	Credit Suisse AG	USD	91,000,000	99,763	USD	81,504,348	89,353
	HSBC	USD	91,000,000	99,763	USD	81,504,348	89,353
	ANZ	USD	73,500,000	80,578	USD	67,832,738	74,365
	BOA	USD	35,000,000	38,371	USD	31,347,826	34,367
	The Tokyo Star Bank, Ltd	USD	21,000,000	23,022	USD	18,808,695	20,620
POSCO COATED STEEL (THAILAND) CO., LTD.	The Great & Co.	THB	5,501,000,000	173,997	THB	5,501,000,000	173,997
LLP POSUK Titanium	KB Bank	USD	15,000,000	16,445	USD	15,000,000	16,445
CSP - Compania	Export-Import Bank of Korea	USD	182,000,000	199,527	USD	179,186,625	196,442
Siderurgica do Pecem	Santander	USD	47,600,000	52,184	USD	46,846,063	51,357
	BNP	USD	47,600,000	52,184	USD	46,846,063	51,357
	MIZUHO	USD	47,600,000	52,184	USD	46,846,063	51,357
	Credit Agricole	USD	20,000,000	21,926	USD	19,683,202	21,579
	SOCIETE GENERALE	USD	20,000,000	21,926	USD	19,683,202	21,579
	KfW	USD	20,000,000	21,926	USD	19,683,202	21,579
	BBVA Seoul	USD	17,600,000	19,295	USD	17,321,260	18,989
	ING	USD	17,600,000	19,295	USD	17,321,260	18,989
	BNDES	BRL	464,060,000	156,124	BRL	348,349,782	117,195

		USD	3,756,756,550	4,118,536	USD	3,286,929,765	3,603,462
		CNY	1,084,955,000	177,900	CNY	1,084,955,000	177,900
		THB	5,501,000,000	173,997	THB	5,501,000,000	173,997
		BRL	464,060,000	156,124	BRL	348,349,782	117,195

28

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2016

(Unaudited)

3)	Finance income and costs by category of financial instrument for the nine-month periods ended September 30, 2016 and 2015 were as follows:

①	For the nine-month period ended September 30, 2016

(in millions of Won)	Finance income and costs								Other comprehensive income
	Interest income (expense)		Dividend income(*1)	Gain and loss on foreign currency	Gain and loss on disposal	Impairment loss	Others	Total
Financial assets at fair value through profit or loss	~~W~~	—	—	—	(16,917)	—	(60,843)	(77,760)	—
Available-for-sale financial assets		225	26,574	—	1,346	(221,561)	—	(193,416)	225,924
Loans and receivables		68,285	—	(105,585)	—	—	(526)	(37,826)	—
Financial liabilities at fair value through profit or loss		—	—	—	—	—	(30,898)	(30,898)	—
Financial liabilities at amortized cost		(114,874)	—	73,929	—	—	6,341	(34,604)	—

	~~W~~	(46,364)	26,574	(31,656)	(15,571)	(221,561)	(85,926)	(374,504)	225,924

(*1)	Finance income in the statement of comprehensive income includes the dividends from subsidiaries, associates and joint ventures of ~~W~~117,427 million for the nine-month period ended September 30, 2016.

②	For the nine-month period ended September 30, 2015

(in millions of Won)	Finance income and costs								Other comprehensive income
	Interest income (expense)		Dividend income(*1)	Gain and loss on foreign currency	Gain and loss on disposal	Impairment loss	Others	Total
Financial assets at fair value through profit or loss	~~W~~	—	—	—	(438)	—	7,733	7,295	—
Available-for-sale financial assets		34	43,148	—	54	(75,221)	—	(31,985)	(137,342)
Loans and receivables		66,904	—	95,698	—	—	(419)	162,183	—
Financial liabilities at fair value through profit or loss		—	—	—	—	—	6,579	6,579	—
Financial liabilities at amortized cost		(183,653)	—	(299,250)	—	—	2,025	(480,878)	—

	~~W~~	(116,715)	43,148	(203,552)	(384)	(75,221)	15,918	(336,806)	(137,342)

(*1)	Finance income in the statement of comprehensive income includes the dividends from subsidiaries, associates and joint ventures of ~~W~~274,257 million for the nine-month period ended September 30, 2015.

29

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2016

(Unaudited)

4)	Finance income and costs by category of financial instrument for the three-month periods ended September 30, 2016 and 2015 were as follows:

①	For the three-month period ended September 30, 2016

(in millions of Won)	Finance income and costs								Other comprehensive income
	Interest income (expense)		Dividend income(*1)	Gain and loss on foreign currency	Gain and loss on disposal	Impairment loss	Others	Total
Financial assets at fair value through profit or loss	~~W~~	—	—	—	(16,917)	—	(14,713)	(31,630)	—
Available-for-sale financial assets		13	3,365	—	(825)	(2,724)	—	(171)	96,579
Loans and receivables		24,832	—	(108,924)	—	—	(213)	(84,305)	—
Financial liabilities at fair value through profit or loss		—	—	—	—	—	(35,764)	(35,764)	—
Financial liabilities at amortized cost		(35,136)	—	184,448	—	—	1,244	150,556	—

	~~W~~	(10,291)	3,365	75,524	(17,742)	(2,724)	(49,446)	(1,314)	96,579

(*1)	Finance income in the statement of comprehensive income includes the dividends from subsidiaries, associates and joint ventures of ~~W~~8,099 million for the three-month period ended September 30, 2016.

②	For the three-month period ended September 30, 2015

(in millions of Won)	Finance income and costs								Other comprehensive income
	Interest income (expense)		Dividend income(*1)	Gain and loss on foreign currency	Gain and loss on disposal	Impairment loss	Others	Total
Financial assets at fair value through profit or loss	~~W~~	—	—	—	—	—	2,786	2,786	—
Available-for-sale financial assets		14	364	—	71	(23,265)	—	(22,816)	(165,721)
Loans and receivables		25,010	—	70,450	—	—	(198)	95,262	—
Financial liabilities at fair value through profit or loss		—	—	—	—	—	1,093	1,093	—
Financial liabilities at amortized cost		(61,204)	—	(241,604)	—	—	2,072	(300,736)	—

	~~W~~	(36,180)	364	(171,154)	71	(23,265)	5,753	(224,411)	(165,721)

(*1)	Finance income in the statement of comprehensive income includes the dividends from subsidiaries, associates and joint ventures of ~~W~~8,873 million for the three-month period ended September 30, 2015.

30

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2016

(Unaudited)

(b)	Fair value

1)	Fair value and book value

The carrying amount and the fair value of financial instruments as of September 30, 2016 and December 31, 2015 are as follows:

(in millions of Won)	September 30, 2016			December 31, 2015
	Book value		Fair value	Book value	Fair value
Assets measured at fair value
Available-for-sale financial assets(*1)	~~W~~	1,709,543	1,709,543	1,622,911	1,622,911
Derivatives assets(*2)		30,040	30,040	90,883	90,883

		1,739,583	1,739,583	1,713,794	1,713,794

Assets measured at amortized cost(*3)
Cash and cash equivalents		1,098,318	1,098,318	1,634,106	1,634,106
Trade accounts and note receivable, net		2,714,282	2,714,282	2,759,999	2,759,999
Loans and other receivables		4,075,518	4,075,518	3,560,117	3,560,117

		7,888,118	7,888,118	7,954,222	7,954,222

Liabilities measured at fair value
Derivatives liabilities(*2)		39,016	39,016	8,118	8,118
Liabilities measured at amortized cost(*3)
Trade accounts and notes payable		755,734	755,734	577,856	577,856
Borrowings		4,137,324	4,262,431	5,288,827	5,573,931
Financial guarantee liabilities		85,168	85,168	99,054	99,054
Others		860,121	860,121	978,648	978,648

	~~W~~	5,838,347	5,963,454	6,944,385	7,229,489

(*1)	The fair value of available-for-sale financial assets publicly traded is measured at the closing bid price quoted at the end of the reporting period. Meanwhile, the fair value of unquoted available-for-sale financial assets is calculated using the valuation results from an external pricing service in which weighted average cost of capital of evaluated companies are used as a discount rates. Available-for-sale financial assets which are not measured at fair value are not included.
(*2)	The fair value of derivatives is measured using valuation models such as Black-Scholes model and others in which the market yields on government bonds are used as discount rates.
(*3)	The fair value of financial assets and liabilities measured at amortized cost is determined at the present value of estimated future cash flows discounted at the current market interest rate. The fair value is calculated for the disclosures in the notes. On the other hand, the Company has not performed fair value measurement for the financial assets and liabilities measured at amortized cost except borrowings since their carrying amounts approximate fair value.

31

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2016

(Unaudited)

2)	The fair value hierarchy

The fair values of financial instruments by fair value hierarchy as of September 30, 2016 and December 31, 2015 are as follows:

①	September 30, 2016

(in millions of Won)	Level 1		Level 2	Level 3	Total
Financial assets
Available-for-sale financial assets	~~W~~	1,530,228	—	179,315	1,709,543
Derivatives assets		—	14,178	15,862	30,040

	~~W~~	1,530,228	14,178	195,177	1,739,583

Financial liabilities
Derivatives liabilities	~~W~~	—	39,016	—	39,016

②	December 31, 2015

(in millions of Won)	Level 1		Level 2	Level 3	Total
Financial assets
Available-for-sale financial assets	~~W~~	1,394,480	—	228,431	1,622,911
Derivatives assets		—	12,591	78,292	90,883

	~~W~~	1,394,480	12,591	306,723	1,713,794

Financial liabilities
Derivatives liabilities	~~W~~	—	—	8,118	8,118

3)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk arising from financial assets and liabilities. The Company’s financial risk management objectives and policies are consistent with those disclosed in the separate financial statements as of and for the year ended December 31, 2015.

32

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2016

(Unaudited)

21. Share Capital and Capital Surplus

(a)	Share capital as of September 30, 2016 and December 31, 2015 are as follows:

(in Won, except share information)	September 30, 2016		December 31, 2015
Authorized shares		200,000,000	200,000,000
Par value	~~W~~	5,000	5,000
Issued shares(*1)		87,186,835	87,186,835
Shared capital(*2)	~~W~~	482,403,125,000	482,403,125,000

(*1)	As of September 30, 2016, total shares of ADRs of 51,622,460, outstanding in overseas stock market, are equivalent to 12,905,615 shares of common stock.
(*2)	As of September 30, 2016, the difference between the ending balance of common stock and the par value of issued common stock is ~~W~~46,469 million due to retirement of 9,293,790 treasury stocks.

(b)	Capital surplus as of September 30, 2016 and December 31, 2015 are as follows:

(in millions of Won)	September 30, 2016		December 31, 2015
Additional paid-in capital	~~W~~	463,825	463,825
Gain on disposal of treasury shares		783,762	783,756
Loss from merger		(91,310)	—

	~~W~~	1,156,277	1,247,581

33

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2016

(Unaudited)

22. Hybrid Bonds

Hybrid bonds classified as equity as of September 30, 2016 and December 31, 2015 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Interest rate (%)	September 30, 2016		December 31, 2015
Hybrid bond 1-1(*1)	6/13/2013	6/13/2043	4.30	~~W~~	800,000	800,000
Hybrid bond 1-2(*1)	6/13/2013	6/13/2043	4.60		200,000	200,000
Issuance cost					(3,081)	(3,081)

				~~W~~	996,919	996,919

(*1)	Details of hybrid bonds as of September 30, 2016 are as follows:

(in millions of Won)	Hybrid bond 1-1	Hybrid bond 1-2

Issue price	800,000	200,000

Maturity date	30 years (The Company has a right to extend the maturity date)	30 years (The Company has a right to extend the maturity date)

Interest rate	Issue date ~ 2018-06-12 : 4.30%	Issue date ~ 2023-06-12 : 4.60%
	Reset every 5 years as follows;	Reset every 10 years as follows;
	• After 5 years : return on government bond (5 years) + 1.30%	• After 10 years : return on government bond (10 years) + 1.40%
	• After 10 years : additionally + 0.25% according to Step-up clauses	• After 10 years : additionally + 0.25% according to Step-up clauses
	• After 25 years : additionally + 0.75%	• After 30 years : additionally + 0.75%

Interest payments condition	Quarterly (Optional deferral of interest payment is available to the Company)	Quarterly (Optional deferral of interest payment is available to the Company)

Others	The Company can call the hybrid bond at year 5 and interest payment date afterwards	The Company can call the hybrid bond at year 10 and interest payment date afterwards

The interest accumulated but not paid on the hybrid bonds as of September 30, 2016 amounts to ~~W~~2,150 million.

23. Reserves

Reserves as of September 30, 2016 and December 31, 2015 are as follows:

(in millions of Won)	September 30, 2016		December 31, 2015
Accumulated changes in unrealized fair value of available-for-sale investments, net of tax	~~W~~	195,906	(30,017)

24. Treasury Shares

As of September 30, 2016, the Company holds 7,190,484 shares of treasury stock for price stabilization and others in accordance with the Board of Director’s resolution.

34

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2016

(Unaudited)

25. Selling and Administrative Expenses

(a)	Administrative expenses

Administrative expenses for the three-month and nine-month periods ended September 30, 2016 and 2015 were as follows:

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2016		2015	2016	2015
Wages and salaries	~~W~~	50,303	56,377	153,954	163,800
Expenses related to post-employment benefits		7,805	8,026	23,893	24,785
Other employee benefits		11,671	12,067	37,645	37,849
Travel		2,768	3,037	8,902	9,730
Depreciation		4,942	4,491	13,103	14,536
Amortization		14,533	13,235	41,408	39,377
Rental		13,943	17,224	43,597	51,859
Repairs		1,706	1,879	5,403	5,965
Advertising		24,841	17,472	56,163	53,488
Research & development		21,665	25,027	59,168	62,936
Service fees		44,264	42,067	119,300	132,221
Supplies expense		241	1,211	4,899	4,049
Vehicles maintenance		1,599	1,748	4,759	5,233
Industry association fee		3,719	955	7,033	6,160
Training		3,955	1,841	12,456	9,335
Conference		910	1,245	2,819	4,057
Bad debt expenses		1,166	3,677	21,835	2,468
Others		6,511	7,110	24,592	26,621

	~~W~~	216,542	218,689	640,929	654,469

(b)	Selling expenses

Selling expenses for the three-month and nine-month periods ended September 30, 2016 and 2015 were as follows:

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2016		2015	2016	2015
Freight and custody expenses	~~W~~	191,653	239,025	587,264	676,925
Operating expenses for distribution center		2,428	2,446	7,236	7,860
Sales commissions		23,004	17,097	57,555	45,332
Sales advertising		1,184	374	2,187	1,549
Sales promotion		1,290	1,309	3,885	4,054
Sample		154	457	759	1,156
Sales insurance premium		1,534	1,664	3,444	4,342

	~~W~~	221,247	262,372	662,330	741,218

35

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2016

(Unaudited)

26. Finance Income and Costs

Details of finance income and costs for the three-month and nine-month periods ended September 30, 2016 and 2015 were as follows:

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2016		2015	2016	2015
Finance income
Interest income	~~W~~	24,844	25,024	68,510	66,938
Dividend income		11,464	9,237	144,001	317,405
Gain on foreign currency transactions		66,120	75,669	188,340	156,480
Gain on foreign currency translations		85,622	14,567	123,855	38,074
Gain on valuation of derivatives		(14,712)	4,230	10,575	15,925
Gain on derivative transactions		117	—	117	67
Gain on disposals of available-for-sale investment		—	71	2,171	136
Financial guarantee income		2,552	2,090	7,687	2,091

	~~W~~	176,007	130,888	545,256	597,116

Finance costs
Interest expenses	~~W~~	35,135	61,204	114,874	183,653
Loss on foreign currency transactions		77,621	53,454	208,342	129,989
Loss on foreign currency translations		(1,403)	207,936	135,509	268,117
Loss on valuation of derivatives		35,765	352	102,317	1,613
Loss on derivative transactions		17,034	—	17,034	505
Impairment loss on available-for-sale investment		2,724	23,265	221,561	75,221
Others		2,346	215	2,696	567

	~~W~~	169,222	346,426	802,333	659,665

36

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2016

(Unaudited)

27. Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the three-month and nine-month periods ended September 30, 2016 and 2015 were as follows:

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2016		2015	2016	2015
Other non-operating income
Gain on disposals of property, plant and equipment	~~W~~	1,321	2,479	17,601	8,543
Reversal of impairment loss on intangible assets		—	—	1,838	—
Gain on disposals of investment in subsidiaries, associates and joint ventures		50	—	50	2,046
Gain on disposals of assets held for sale		6,814	357,008	6,814	409,173
Premium income		3,888	2,138	5,863	8,887
Gain on exemption of debt		—	—	9,665	—
Others		1,339	3,347	16,339	9,460

	~~W~~	13,412	364,972	58,170	438,109

Other non-operating expenses
Loss on disposals of property, plant and equipment	~~W~~	14,128	12,964	69,774	57,201
Impairment loss on property, plant and equipment		34,056	22,284	34,056	68,720
Donations		4,641	10,120	19,842	30,770
Idle tangible asset expenses		852	1,216	2,753	5,951
Impairment loss on of investment in subsidiaries, associates and joint ventures		39,404	45,157	75,347	260,833
Loss on disposals of assets held for sale		—	—	—	20,133
Impairment loss on assets held for sale		—	83,741	—	95,737
Others(*1)		14,135	301,551	24,511	331,063

	~~W~~	107,216	477,033	226,283	870,408

(*1)	The Company paid ~~W~~299,037 million in connection with its settlement with Nippon Steel & Sumitomo Metal Corporation for a civil lawsuit regarding improperly acquired trade secrets and patents during the three-month and nine-month periods ended September 30, 2015.

37

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2016

(Unaudited)

28. Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling and administrative expenses and other non-operating expenses in the statements of comprehensive income for the three-month and nine-month periods ended September 30, 2016 and 2015 were as follows (excluding finance costs and income tax expense):

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2016		2015	2016	2015
Changes in inventories(*1)	~~W~~	(190,323)	64,425	126,941	263,422
Raw materials and consumables used		3,191,979	3,327,780	8,993,259	10,639,021
Employee benefits expenses		406,961	381,951	1,193,602	1,126,438
Outsourced processing cost		494,523	540,911	1,498,866	1,624,228
Depreciation(*2)		521,431	517,002	1,540,520	1,539,392
Amortization		21,332	18,020	58,443	52,025
Electricity and water expenses		175,229	197,139	564,143	688,251
Service fees		64,279	56,061	171,513	171,448
Rental		19,482	21,424	58,010	65,588
Advertising		24,841	17,472	56,163	53,488
Freight and custody expenses		191,653	239,025	587,264	676,925
Sales commissions		23,004	17,097	57,555	45,332
Loss on disposals of property, plant and equipment		14,128	12,964	69,774	57,201
Impairment loss on property, plant and equipment		34,056	22,284	34,056	68,720
Impairment loss on investments in subsidiaries, associates and joint ventures		39,404	45,157	75,347	260,833
Loss on disposals of assets held for sale		—	—	—	20,133
Impairment loss on assets held for sale		—	83,741	—	95,737
Contribution to provisions
(reversal of contribution to provisions)		36,691	(23)	37,202	2,045
Others		292,644	575,544	839,614	1,215,033

	~~W~~	5,361,314	6,137,974	15,962,272	18,665,260

(*1)	Changes in inventories are the changes in products, semi-finished products and by-products.
(*2)	Includes depreciation of investment property.

29. Income Taxes

The effective tax rate of the Company for the nine-month periods ended September 30, 2016 and 2015 was 22.5% and 23.0%, respectively.

38

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2016

(Unaudited)

30. Earnings per Share

Basic and diluted earnings per share for the three-month and nine-month periods ended September 30, 2016 and 2015 were as follows:

(in Won, except per share information)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2016		2015	2016	2015
Profit for the period	~~W~~	578,995,935,125	346,211,467,208	1,335,416,347,414	1,056,421,687,190
Interests of hybrid bonds, net of tax		(8,330,108,492)	(8,347,872,419)	(24,804,509,930)	(24,699,275,257)
Weighted-average number of common shares outstanding(*1)		79,996,318	79,993,620	79,996,052	79,993,350
Basic and diluted earnings per share	~~W~~	7,134	4,224	16,383	12,898

(*1)	The weighted-average number of common shares used to calculate basic and diluted earnings per share were as follows:

(in share)	For the three-month periods ended September 30		For the nine-month periods ended September 30
	2016	2015	2016	2015
Total number of common shares issued	87,186,835	87,186,835	87,186,835	87,186,835
Weighted-average number of treasury shares	(7,190,517)	(7,193,215)	(7,190,783)	(7,193,485)

Weighted-average number of common shares outstanding	79,996,318	79,993,620	79,996,052	79,993,350

Since there were no potential shares of common stock which had dilutive effects as of September 30, 2016 and 2015, diluted earnings per share is equal to basic earnings per share.

39

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2016

(Unaudited)

31. Related Party Transactions

(a)	Significant transactions with related companies for the nine-month periods ended September 30, 2016 and 2015 were as follows:

1) For the nine-month period ended September 30, 2016

(in millions of Won)	Sales and others(*1)			Purchase and others(*2)
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries(*3)
POSCO ENGINEERING & CONSTRUCTION., LTD.	~~W~~	28,110	16,642	8	180,712	—	18,236
POSCO Processing&Service		814,370	5,777	375,111	—	10,503	1,333
POSCO COATED & COLOR STEEL Co., Ltd.		232,828	2,560	—	—	9,390	121
POSCO ICT(*4)		987	523	—	132,485	24,974	124,867
eNtoB Corporation		—	5	186,764	4,924	80	13,231
POSCO CHEMTECH		238,837	23,813	374,993	10,269	216,581	4,503
POSCO ENERGY CO., LTD.		138,359	1,023	—	—	—	22
POSCO TMC Co., Ltd.		204,163	—	2	—	1,024	733
POSCO AST		152,108	1	—	—	19,695	922
POSCO DAEWOO Corporation (formerly, Daewoo International Corporation)(*5)		2,368,416	34,341	62,308	—	—	132
POSCO Thainox Public Company Limited		175,429	2,915	6,891	—	—	176
POSCO America Corporation		404,184	—	—	—	—	641
POSCO Canada Ltd.		—	—	83,005	—	—	—
POSCO Asia Co., Ltd.		1,304,048	221	307,166	102	735	1,657
Qingdao Pohang Stainless Steel Co., Ltd.		97,707	—	—	—	—	513
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		102,823	—	—	—	—	—
POSCO JAPAN Co., Ltd.		806,338	—	16,672	2,406	322	2,017
POSCO MEXICO S.A. DE C.V.		172,017	—	—	—	—	—
POSCO Maharashtra Steel Private Limited		268,152	106	—	—	—	57
Others		720,889	10,201	156,233	41,955	159,168	82,790

		8,229,765	98,128	1,569,153	372,853	442,472	251,951

Associates and joint ventures(*3)
SeAH Changwon Integrated Special Steel(*6)		28	—	1,095	—	627	—
POSCO PLANTEC Co., Ltd.(*6)		2,193	31	2,533	143,946	12,248	6,825
SNNC		4,661	863	334,208	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		31,456	—	—	—	—	—
KOBRASCO		—	29,297	—	—	—	—
Others		21,996	12,923	57,106	—	—	—

		60,334	43,114	394,942	143,946	12,875	6,825

	~~W~~	8,290,099	141,242	1,964,095	516,799	455,347	258,776

(*1)	Sales and others mainly consist of sales of steel products to subsidiaries, associates and joint ventures.
(*2)	Purchases and others mainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel products.
(*3)	As of September 30, 2016, the Company provided guarantees to related parties. (Note 20)
(*4)	Others (purchase) mainly consist of service fees related to maintenance and repair of ERP System.
(*5)	During the period ended September 30, 2016, Daewoo International Corporation was renamed POSCO DAEWOO Corporation.
(*6)	During the year ended December 31, 2015, it was reclassified from a subsidiary to an associate.

40

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2016

(Unaudited)

2)	For the nine-month period ended September 30, 2015

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION., LTD.	~~W~~	3,127	114	19	358,910	1,822	29,398
POSCO Processing&Service		839,457	—	338,817	—	—	1,829
POSCO COATED & COLOR STEEL Co., Ltd.		298,089	—	—	—	7,510	56
POSCO ICT		893	5	—	180,537	22,249	131,964
eNtoB Corporation		—	—	203,061	5,118	94	15,004
POSCO CHEMTECH		340,549	24,756	387,038	6,893	225,706	1,180
POSCO ENERGY CO., LTD.		140,252	999	—	—	—	13
POSCO TMC Co., Ltd.		202,421	—	—	—	1,058	1,017
POSCO AST		283,513	3	4,115	—	29,363	412
POSHIMETAL Co., Ltd.		9,071	118	114,935	—	—	33
POSCO DAEWOO Corporation (formerly, Daewoo International Corporation)		2,652,467	34,341	37,732	—	—	865
SeAH Changwon Integrated Special Steel		2,811	176,904	8,239	—	515	75
POSCO PLANTEC Co., Ltd.		4,280	33	2,544	116,912	15,135	13,649
POSCO Thainox Public Company Limited		203,411	10	3,833	—	—	28
PT. KRAKATAU POSCO		—	—	115,557	—	—	—
POSCO America Corporation		496,793	7	—	—	—	139
POSCO Canada Ltd.		—	—	95,936	—	—	—
POSCO Asia Co., Ltd.		1,365,277	873	202,537	—	182	1,120
Qingdao Pohang Stainless Steel Co., Ltd.		97,498	—	—	—	—	46
POSCO JAPAN Co., Ltd.		785,031	9,383	18,625	2,198	201	1,086
POSCO MEXICO S.A. DE C.V.		201,101	189	—	—	—	2
POSCO Maharashtra Steel Private Limited		302,720	—	—	—	—	31
Others		667,261	11,960	182,468	73,807	161,069	78,332

		8,896,022	259,695	1,715,456	744,375	464,904	276,279

Associates and joint ventures
SeAH Changwon Integrated Special Steel		3,547	—	3,327	—	268	1
SNNC		1,934	412	326,679	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		19,187	—	—	—	—	—
Others		12,023	40,278	43,220	—	1	—

		36,691	40,690	373,226	—	269	1

	~~W~~	8,932,713	300,385	2,088,682	744,375	465,173	276,280

41

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2016

(Unaudited)

(b)	Significant transactions with related companies for the three-month periods ended September 30, 2016 and 2015 were as follows:

1)	For the three-month period ended September 30, 2016

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION., LTD.	~~W~~	750	13	8	27,381	—	2,190
POSCO Processing&Service		335,743	—	123,031	—	10,503	461
POSCO COATED & COLOR STEEL Co., Ltd.		79,499	—	—	—	2,899	65
POSCO ICT		301	231	—	51,045	7,191	43,332
eNtoB Corporation		—	5	64,335	760	24	4,308
POSCO CHEMTECH		79,401	5,801	128,287	3,666	75,368	1,169
POSCO ENERGY CO., LTD.		45,256	371	—	—	—	22
POSCO TMC Co., Ltd.		57,402	—	1	—	—	56
POSCO DAEWOO Corporation		807,385	—	25,136	—	—	—
POSCO Thainox Public Company Limited		60,482	58	2,654	—	—	153
POSCO America Corporation		118,816	—	—	—	—	641
POSCO Canada Ltd.		—	—	19,524	—	—	—
POSCO Asia Co., Ltd.		403,657	98	142,877	53	444	935
Qingdao Pohang Stainless Steel Co., Ltd.		36,783	—	—	—	—	94
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		38,436	—	—	—	—	—
POSCO JAPAN Co., Ltd.		291,532	—	4,461	2,038	268	1,023
POSCO MEXICO S.A. DE C.V.		60,836	—	—	—	—	—
POSCO Maharashtra Steel Private Limited		75,568	106	—	—	—	—
Others		302,261	383	48,557	10,770	54,331	31,954

		2,794,108	7,066	558,871	95,713	151,028	86,403

Associates and joint ventures
SeAH Changwon Integrated Special Steel		8	—	208	—	110	—
POSCO PLANTEC Co., Ltd.		339	6	721	51,943	4,078	1,956
SNNC		2,261	166	128,309	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		14,887	—	—	—	—	—
Others		3,769	8,313	28,808	—	—	—

		21,264	8,485	158,046	51,943	4,188	1,956

	~~W~~	2,815,372	15,551	716,917	147,656	155,216	88,359

42

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2016

(Unaudited)

2)	For the three-month period ended September 30, 2015

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION., LTD.	~~W~~	1,100	24	—	67,549	—	62
POSCO Processing&Service		305,176	—	91,934	—	—	197
POSCO COATED & COLOR STEEL Co., Ltd.		99,689	—	—	—	1,812	2
POSCO ICT		213	1	—	96,025	7,580	43,535
eNtoB Corporation		—	—	56,609	2,722	41	4,540
POSCO CHEMTECH		94,719	7,123	127,539	711	75,685	681
POSCO ENERGY CO., LTD.		44,075	384	—	—	—	—
POSCO TMC Co., Ltd.		79,405	—	—	—	392	383
POSCO AST		84,368	—	—	—	10,092	303
POSHIMETAL Co., Ltd.		2,554	43	32,811	—	—	—
POSCO DAEWOO Corporation (formerly, Daewoo International Corporation)		870,337	—	10,983	—	—	96
POSCO PLANTEC Co., Ltd.		299	8	809	52,420	4,675	2,727
POSCO Thainox Public Company Limited		63,593	—	533	—	—	3
POSCO America Corporation		160,721	—	—	—	—	54
POSCO Canada Ltd.		—	—	31,912	—	—	—
POSCO Asia Co., Ltd.		443,568	294	77,282	—	87	883
Qingdao Pohang Stainless Steel Co., Ltd.		16,647	—	—	—	—	—
POSCO JAPAN Co., Ltd.		277,524	—	6,691	524	201	567
POSCO MEXICO S.A. DE C.V.		68,672	36	—	—	—	2
POSCO Maharashtra Steel Private Limited		94,782	—	—	—	—	31
Others		204,367	1,835	61,956	28,633	54,226	32,070

		2,911,809	9,748	499,059	248,584	154,791	86,136

Associates and joint ventures
SeAH Changwon Integrated Special Steel		1,894	—	655	—	39	—
SNNC		729	129	114,537	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		4,788	—	—	—	—	—
Others		2,787	8,879	14,925	—	1	—

		10,198	9,008	130,117	—	40	—

	~~W~~	2,922,007	18,756	629,176	248,584	154,831	86,136

43

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2016

(Unaudited)

(c)	The related account balances of significant transactions with related companies as of September 30, 2016 and December 31, 2015 are as follows:

1)	September 30, 2016

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION., LTD.	~~W~~	—	686	686	—	5,192	482	5,674
POSCO Processing&Service		127,741	46	127,787	7,176	2,149	4,024	13,349
POSCO COATED & COLOR STEEL Co., Ltd.		42,508	80	42,588	—	5	1,474	1,479
POSCO ICT		—	139	139	846	43,537	6,446	50,829
eNtoB Corporation		—	—	—	8,158	17,460	15	25,633
POSCO CHEMTECH		26,611	3,551	30,162	56,983	14,421	17,484	88,888
POSCO ENERGY CO., LTD.		17,147	622	17,769	—	—	1,945	1,945
POSCO TMC Co., Ltd.		58,785	8	58,793	—	25	269	294
POSCO DAEWOO Corporation (formerly, Daewoo International Corporation)		130,534	17	130,551	6,628	14	49	6,691
POSCO Thainox Public Company Limited		60,482	—	60,482	—	153	—	153
POSCO America Corporation		8,144	—	8,144	—	343	—	343
POSCO Asia Co., Ltd.		279,986	9	279,995	19,985	—	143	20,128
Qingdao Pohang Stainless Steel Co., Ltd.		21,733	—	21,733	—	32	—	32
POSCO MEXICO S.A. DE C.V.		73,730	—	73,730	—	—	—	—
POSCO Maharashtra Steel Private Limited		121,386	5	121,391	—	—	—	—
Others		305,209	2,497	307,706	7,088	22,180	24,320	53,588

		1,273,996	7,660	1,281,656	106,864	105,511	56,651	269,026

Associates and joint ventures
POSCO PLANTEC Co., Ltd.		160	1	161	1,812	16,919	27	18,758
SNNC		214	32	246	28,222	—	598	28,820
KOBRASCO		—	14,648	14,648	—	—	—	—
Others		738	3	741	400	—	—	400

		1,112	14,684	15,796	30,434	16,919	625	47,978

	~~W~~	1,275,108	22,344	1,297,452	137,298	122,430	57,276	317,004

44

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2016

(Unaudited)

2)	December 31, 2015

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION., LTD.	~~W~~	508	30,368	30,876	—	42,159	1,002	43,161
POSCO Processing&Service		74,985	175	75,160	10,868	603	—	11,471
POSCO COATED & COLOR STEEL Co., Ltd.		43,669	66	43,735	—	—	1,262	1,262
POSCO ICT		—	6,832	6,832	1,060	94,865	5,880	101,805
eNtoB Corporation		—	—	—	8,683	14,209	12	22,904
POSCO CHEMTECH		32,670	4,500	37,170	54,636	11,398	18,062	84,096
POSCO ENERGY CO., LTD.		18,680	2,585	21,265	—	—	—	—
POSCO TMC Co., Ltd.		63,521	31	63,552	—	180	195	375
POSCO AST		54,844	54	54,898	—	1,915	3,294	5,209
POSHIMETAL Co., Ltd.		707	9	716	—	10,148	—	10,148
POSCO DAEWOO Corporation (formerly, Daewoo International Corporation)		144,970	—	144,970	—	—	—	—
POSCO Thainox Public Company Limited		65,152	2	65,154	542	—	—	542
POSCO America Corporation		38,715	—	38,715	—	—	—	—
POSCO Asia Co., Ltd.		299,608	235	299,843	21,198	69	—	21,267
Qingdao Pohang Stainless Steel Co., Ltd.		16,689	—	16,689	—	—	—	—
POSCO MEXICO S.A. DE C.V.		94,588	—	94,588	—	—	—	—
POSCO Maharashtra Steel Private Limited		205,390	20	205,410	—	—	—	—
Others		172,019	5,035	177,054	18,208	45,476	23,985	87,669

		1,326,715	49,912	1,376,627	115,195	221,022	53,692	389,909

Associates and joint ventures
SeAH Changwon Integrated Special Steel		1,201	—	1,201	161	15	—	176
POSCO PLANTEC Co., Ltd.		123	19	142	1,901	46,159	—	48,060
SNNC		298	20	318	639	2	—	641
Others		740	12,200	12,940	—	145	—	145

		2,362	12,239	14,601	2,701	46,321	—	49,022

	~~W~~	1,329,077	62,151	1,391,228	117,896	267,343	53,692	438,931

45

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2016

(Unaudited)

(d)	For the nine-month periods ended September 30, 2016 and 2015 details of compensation to key management officers were as follows:

(in millions of Won)	September 30, 2016		September 30, 2015
Short-term benefits	~~W~~	20,428	26,218
Long-term benefits		8,893	8,683
Retirement benefits		5,594	8,802

	~~W~~	34,915	43,703

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influence and responsibilities in the Company’s business and operations.

32. Commitments and Contingencies

(a)	Commitments

The Company entered into long-term contracts to purchase iron ore, coal, nickel and others. The contracts of iron ore and coal generally have terms of more than three years and the contracts of nickel have terms of more than one year. These contracts provide for periodic price adjustments based on the market price. As of September 30, 2016, 144 million tons of iron ore and 23 million tons of coal remained to be purchased under such long-term contracts.

The Company entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling.

As of September 30, 2016, the Company entered into commitments with Korea National Oil Corporation for long-term foreign currency borrowings, which are limited up to the amount of USD 6.49 million. The borrowings are related to the exploration of gas hydrates in Western Fergana-Chenavard. The repayment of the borrowings depends on the success of the project. The Company is not liable for the repayment of full or part of the money borrowed if the respective project fail. The Company has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements. As of September 30, 2016, the balances of the borrowing are USD 4.09 million.

46

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2016

(Unaudited)

(b)	As of September 30, 2016, the Company has provided two blank checks to Korea Resources Corporation as collateral for long-term domestic borrowings, and has provided three blank promissory notes and three blank checks to Korea National Oil Corporation as collateral for long-term foreign currency borrowings.

(c)	Litigation in progress

The Company is involved in 36 litigations for alleged damages aggregating to W87.2 billion as of September 30, 2016 which arose in the ordinary course of business. The Company has recognized provisions for 2 of 36 litigations amounting to W2.5 billion by estimating the outcome of such litigations reasonably. Except 2 litigations, the Company has not recognized any provisions since the Company believes that it does not have a present obligation on other litigations as of September 30, 2016.

(d)	The Company has provided a supplemental funding agreement, as the largest shareholder, as requested from the creditors, including Norddeutsche Landesbank, for seamless funding to the construction of new power plant by POSCO ENERGY CO., LTD.

33. Cash Flows from Operating Activities

Changes in operating assets and liabilities for the nine-month periods ended September 30, 2016 and 2015 were as follows:

(in millions of Won)	September 30, 2016		September 30, 2015
Trade accounts and notes receivable, net	~~W~~	(3,837)	305,594
Other accounts receivable		60,236	186,529
Inventories		163,179	643,641
Prepaid expenses		(18,324)	(20,977)
Other current assets		130	(206)
Long-term guarantee deposits		138	(202)
Other non-current assets		(60)	401
Trade accounts and notes payable		181,776	(107,093)
Other accounts payable		15,885	(114,270)
Accrued expenses		(11,459)	(39,682)
Advances received		(1,629)	(10,305)
Withholdings		4,482	31,820
Unearned revenue		(842)	17,357
Other current liabilities		(12,817)	(35,944)
Payment severance benefits		(67,093)	(69,696)
Plan assets		(36,259)	5,461

	~~W~~	273,506	792,428

47

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2016

(Unaudited)

34. Business Combination

(a)	The Company merged with POSHIMETAL Co., Ltd. and POSCO GREEN GAS TECHNOLOGY during the nine-month period ended September 30, 2016. The purpose of the business combination is to enhance shareholder’s value by increasing competence of the Company and maximizing efficiency of integrated operations through the synergy gained from the merger.

	POS-HIMETAL Co., Ltd.	POSCO Green Gas Technology
Decision date of Board of Directors	2015.12.11	2016.02.19
Acquisition date	2016.03.01	2016.05.01

(b)	Since the merger between the controlling company and its subsidiaries, the assets acquired and liabilities assumed through the merger are measured at book value in the consolidated financial statements of the Company. The difference between considerations transferred and the book value of net assets recognized is reflected in capital surplus.

(in millions of Won)	POS-HIMETAL Co., Ltd.		POSCO Green Gas Technology
Transfer price
Book value of existing ownership interest	~~W~~	2,966	682,600

Identifiable assets, acquired liabilities
Cash and cash equivalents		316	23,934
Trade accounts and note receivable, net		2,583	—
Inventories		35,113	9,227
Property, plant, equipment and intangible assets		231,848	1,059,901
Other assets		7,002	7,803
Trade accounts and note payable		(1,685)	—
Borrowings		(331,817)	(202,544)
Other payables		(2,931)	(226,602)
Other liabilities		(10,207)	(7,685)

Total identifiable net assets		(69,778)	664,034

Capital surplus arising from business combination
Decrease in capital surplus	~~W~~	72,744	18,566

48

POSCO

and Subsidiaries

Condensed Consolidated Interim Financial Statements

(Unaudited)

September 30, 2016

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Shareholders

POSCO:

Reviewed financial statements

We have reviewed the accompanying condensed consolidated interim financial statements of POSCO and its subsidiaries (the “Company”), which comprise the condensed consolidated interim statement of financial position as of September 30, 2016, the condensed consolidated interim statements of comprehensive income (loss) for the three-month and nine-month periods ended September 30, 2016 and 2015, the condensed consolidated interim statements of changes in equity and cash flows for the nine-month periods ended September 30, 2016 and 2015 and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standard (“K-IFRS”) No. 1034 “Interim Financial Reporting”. The Company’s management is also responsible for the internal controls determined necessary to prepare condensed consolidated interim financial statements free of material misstatements due to error or fraud.

Auditor’s review responsibility

Our responsibility is to issue a report on the condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial statements consists of making inquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No. 1034 “Interim Financial Reporting”.

Emphasis of matter

Without qualifying our opinion, users of this review report need to pay attention to the following key audit matters related to industry with production-to-order transactions.

Reviewing the financial statements on entities engaged in production-to-order transactions is a significant matter in our review of the condensed consolidated interim financial statements, which determination is based on auditor’s professional judgment and communications with those who charged with governance, in accordance with “Practical Guide of Korean Standards on Auditing 2016-1”. This matter is part of our review of the condensed consolidated interim financial statements as a whole, and we do not express an opinion or review conclusion on this matter.

In addition, as mentioned in “Auditors’ Review Responsibility”, section, our responsibility is to issue a report on these condensed interim financial statements based on our reviews in accordance with Review Standards for Quarterly and Semi-annual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. We have inquired primarily of personnel responsible for financial and accounting matters, and applied analytical and other review procedures on the review matter in connection with production-to-order transactions.

(a)	Overview

In relation to key audit matter related to industry with production-to-order transactions described in this review report, the following is commonly applied.

Certain subsidiaries including POSCO ENGINEERING & CONSTRUCTION., LTD. and POSCO ICT are engaged in industry with production-to-order transactions. Sales in relation to production-to-order transactions are approximately 12% of consolidated sales for the nine-month period ended September 30, 2016. As mentioned in note 26(a) to the condensed interim financial statements, when the outcome of a construction contract can be estimated reliably, the Company recognizes contract revenues and contract costs associated with the construction contract as revenue and expenses, respectively, based on the percentage-of-completion method at the end of the reporting period. The percentage-of-completion is calculated based on the ratio of contract costs incurred for work performed to date to estimated total contract costs. The gross amount due from customers for contract work is presented for all contracts in which costs incurred plus recognized profits (less recognized losses) exceeded progress billings. The gross amount due to customers for contract work is presented for all contracts in which progress billings exceed costs incurred plus recognized profits (less recognized losses).

(b)	Identification of significant risks and review procedures

We identified the significant risks through discussion with auditors of certain subsidiaries in industry with production-to-order transactions and conducted reviews on their review procedures for those risks. The subsidiary’ auditors conducted review procedures based on their judgments. Our review procedures include the review of the subsidiary auditors’ review results, inquiries and application of analytical and other procedures on their review results. The identified significant risks and major review procedures for the Company’s construction contracts are as follows:

1)	Revenues recognized by the input method

We identified significant risks associated with revenues recognized by the input method. The variation of estimated amounts has significant impact on profit for the nine-month period ended September 30, 2016 and future profit because the uncertainty of estimated total contract revenues and costs is high for large-scale development constructions at initial stage, constructions with delays and possibility of being discontinued of construction.

The following review procedures were performed regarding revenues recognized by the input method.

•	Inquiry of significant construction contracts and accounting policy for construction revenues

•	Analytical review and inquiries as to whether there is any circumstance of delay on construction progress

•	Review of information in the press which implied discontinued construction and make inquiries of the circumstance

•	Analytical review and inquiry of accounting treatment for certain projects which showed significant changes such as possibility of delay or discontinuance

2)	Uncertainty of estimated total contract costs

The changes in estimated total contract costs were ~~W~~258,444 million for the nine-month period ended September 30, 2016 (note 26(e)). We identified significant risks regarding uncertainty of estimated total contract costs based on the impact on profit or loss for the nine-month period ended September 30, 2016.

The following review procedures were performed regarding the impact of uncertainty of estimated total contract costs on the condensed consolidated interim financial statements.

•	Inquiry of the reasonableness of estimated costs by major projects

•	Analytical review procedures regarding the impact of the significant change in estimated total contract costs on profit or loss for the period

•	Inquiry of the cause of change for major projects with significant changes in estimated total contract costs during the period

•	Analytical review procedures regarding major components of estimated total contract costs and inquiry of the changes in accounting policies

•	Inquiry of the probability that estimated total contact costs are increased due to delay and the estimated possible penalties related to the delay.

•	Review the significant difference between actual costs and estimated costs, and retrospective review the reasonableness of estimated procedures of total contact costs

3)	Assessment of the percentage-of-completion

The changes in estimated total contract costs were ~~W~~258,444 million for the nine-month period ended September 30, 2016 (note 26(e)). We identified significant risks regarding assessment of the percentage-of-completion as uncertainty of estimated total contract costs is increased.

The following review procedures were performed regarding total contract costs and cumulative contract costs on assessment of the percentage-of-completion.

•	Analytical review procedures regarding increase or decrease of the percentage-of-completion by projects

•	Inquiry of the cause for quarterly changes in percentage-of-completion for major projects

•	Inquiry of costs that do not reflect the progress of contracts and related accounting

4)	Recoverability of due from customers for contract work

As of September 30, 2016 and December 31, 2015, the amounts of due from customers for contract work are ~~W~~958,548 million and ~~W~~1,218,031 million, respectively, and it is approximately 11% and 13% of total trade accounts and note receivable (note 26(c)) as of both reporting dates. We identified significant risks regarding the recoverability of due from customers for contract work as the amounts of due from customers for contract work are significant.

The following review procedures were performed regarding the recoverability of due from customers for contract work.

•	Analytical review procedures regarding the quarterly trends of the amount due from customers for contract work

•	Review of the remaining balance of due from customers for projects for which the contract work was completed or substantially completed.

•	Inquiry of the reason in increase in the amount due from customers for contract work

•	Inquiry of the conditions of billing, payment and delivery time by major projects

•	Inquiry of the recoverability considering the financial stability of ordering organization

•	Review allowance for doubtful accounts through reassessment of the recoverability of due from customers for contract work

5)	Accounting for the variation of construction work

The variation of construction contracts due to changes in estimated total contract costs had significant influence on profits or loss of the construction (note 26(e)). We identified significant risks regarding the accounting for the variation of construction works.

The following review procedures were performed regarding accounting of the variation of construction work and disclosures.

•	Inquiry whether there is a consistent policy regarding the variation of contract amounts

•	Inquiry of the cause on significant changes in contract amounts for projects

•	Inquiry whether there is an approval by the ordering organization regarding the variation of contract amounts

•	Inquiry of impact on estimated total contract costs and the percentage-of-completion by the variation of construction work

Other matter

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

The consolidated statement of financial position of the Company as of December 31, 2015, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated February 25, 2016, expressed an unqualified opinion. The accompanying condensed consolidated statement of financial position of the Company as of December 31, 2015, presented for comparative purposes, is consistent, in all material respects, with the audited consolidated financial statements from which it has been derived.

Seoul, Korea

November 14, 2016

This report is effective as of November 14, 2016, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Financial Position

As of September 30, 2016 and December 31, 2015

(Unaudited)

		September 30,		December 31,
(in millions of Won)	Notes	2016		2015
Assets
Cash and cash equivalents	21	~~W~~	3,401,297	4,870,185
Trade accounts and notes receivable, net	4,21,26,33		8,655,473	9,595,935
Other receivables, net	5,21,33		1,490,450	1,679,879
Other short-term financial assets	6,21		4,702,226	3,910,387
Inventories	7		7,902,452	8,225,205
Current income tax assets			38,675	33,765
Assets held for sale	8		344,862	57,281
Other current assets	14		903,343	808,252

Total current assets			27,438,778	29,180,889

Long-term trade accounts and notes receivable, net	4,21		72,679	120,338
Other receivables, net	5,21		768,919	863,258
Other long-term financial assets	6,21		2,367,992	2,341,460
Investments in associates and joint ventures	9		3,875,882	3,945,333
Investment property, net	11		1,104,557	1,084,292
Property, plant and equipment, net	12		33,310,141	34,522,855
Intangible assets, net	13		6,200,707	6,405,754
Deferred tax assets			1,361,804	1,315,580
Other non-current assets	14,19		561,288	629,000

Total non-current assets			49,623,969	51,227,870

Total assets		~~W~~	77,062,747	80,408,759

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Financial Position, Continued

As of September 30, 2016 and December 31, 2015

(Unaudited)

		September 30,		December 31,
(in millions of Won)	Notes	2016		2015
Liabilities
Trade accounts and notes payable	21,33	~~W~~	2,944,571	3,125,348
Short-term borrowings and current installments of long-term borrowings	4,15,21		9,576,343	12,371,032
Other payables	16,21,33		1,833,345	2,129,093
Other short-term financial liabilities	17,21		105,866	202,117
Current income tax liabilities			293,751	377,962
Liabilities of disposal group held for sale	8		—	34,202
Provisions	18,34		149,737	102,320
Other current liabilities	20,26		2,041,300	1,788,852

Total current liabilities			16,944,913	20,130,926

Long-term trade accounts and notes payable	21		40,695	11,098
Long-term borrowings	15,21		12,184,842	12,849,199
Other payables	16,21		212,932	134,470
Other long-term financial liabilities	17,21		120,416	54,696
Defined benefit liabilities, net	19		289,290	182,025
Deferred tax liabilities			1,682,293	1,676,658
Long-term provisions	18,34		315,221	221,692
Other non-current liabilities	20		59,116	77,773

Total non-current liabilities			14,904,805	15,207,611

Total liabilities			31,849,718	35,338,537

Equity
Share capital	22		482,403	482,403
Capital surplus	22		1,388,798	1,383,623
Hybrid bonds	23		996,919	996,919
Reserves	24		(677,376)	(594,756)
Treasury shares	25		(1,533,748)	(1,533,898)
Retained earnings			41,014,333	40,501,059

Equity attributable to owners of the controlling company			41,671,329	41,235,350
Non-controlling interests	23		3,541,700	3,834,872

Total equity			45,213,029	45,070,222

Total liabilities and equity		~~W~~	77,062,747	80,408,759

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)

For the three-month and nine-month periods ended September 30, 2016 and 2015

(Unaudited)

		For the three-month periods			For the nine-month periods
		ended September 30			ended September 30
(in millions of Won, except per share information)	Notes	2016		2015	2016	2015
Revenue	26,33,36	~~W~~	12,747,560	13,995,992	38,066,142	44,286,395
Cost of sales	7,26,30,33		(10,785,558)	(12,397,755)	(32,993,682)	(39,197,778)

Gross profit			1,962,002	1,598,237	5,072,460	5,088,617
Selling and administrative expenses	27,30
Administrative expenses			(561,799)	(541,056)	(1,585,197)	(1,722,846)
Selling expenses			(365,907)	(405,269)	(1,114,688)	(1,296,274)

Operating profit			1,034,296	651,912	2,372,575	2,069,497
Share of profit (loss) of equity-accounted investees, net	9		(71,134)	(322,881)	90,622	(361,932)
Finance income and costs	21,28
Finance income			585,673	926,715	1,674,086	2,023,457
Finance costs			(713,705)	(1,542,268)	(2,464,056)	(3,020,475)
Other non-operating income and expenses	29
Other non-operating income			31,277	128,645	156,795	441,016
Other non-operating expenses	30		(203,063)	(617,789)	(353,331)	(1,019,615)

Profit (loss) before income tax	36		663,344	(775,666)	1,476,691	131,948
Tax benefit (expense)	31,36		(187,807)	117,425	(442,249)	(337,593)

Profit (loss)			475,537	(658,241)	1,034,442	(205,645)
Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit pension plans	19		14,057	(18,055)	(59,425)	(41,491)
Items that are or may be reclassified subsequently to profit or loss:
Capital adjustment arising from investments in equity-accounted investees			(154,627)	42,061	(96,515)	(25,414)
Net changes in the unrealized fair value of available-for-sale investments	21		89,272	(169,320)	217,520	(195,970)
Foreign currency translation differences			(227,268)	118,240	(255,620)	122,765

Other comprehensive loss, net of tax			(278,566)	(27,074)	(194,040)	(140,110)

Total comprehensive income (loss)		~~W~~	196,971	(685,315)	840,402	(345,755)

Profit (loss) attributable to:
Owners of the controlling company		~~W~~	545,689	(541,627)	1,197,014	(4,864)
Non-controlling interests			(70,152)	(116,614)	(162,572)	(200,781)

Profit (loss)		~~W~~	475,537	(658,241)	1,034,442	(205,645)

Total comprehensive income (loss) attributable to:
Owners of the controlling company		~~W~~	301,715	(609,969)	1,062,204	(180,784)
Non-controlling interests			(104,744)	(75,346)	(221,802)	(164,971)

Total comprehensive income (loss)		~~W~~	196,971	(685,315)	840,402	(345,755)

Basic and diluted earnings (loss) per share (in Won)	32		6,717	(6,875)	14,653	(370)

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity

For the nine-month periods ended September 30, 2016 and 2015

(Unaudited)

	Attributable to owners of the controlling company								Non-
	Share		Capital	Hybrid		Treasury	Retained		controlling
(in millions of Won)	capital		surplus	bonds	Reserves	shares	earnings	Subtotal	interests	Total
Balance as of January 1, 2015	~~W~~	482,403	1,083,718	996,919	(408,773)	(1,534,457)	40,967,558	41,587,368	3,703,996	45,291,364
Comprehensive income (loss):
Loss		—	—	—	—	—	(4,864)	(4,864)	(200,781)	(205,645)
Other comprehensive income (loss)
Remeasurements of defined benefit pension plans, net of tax		—	—	—	—	—	(39,267)	(39,267)	(2,224)	(41,491)
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	—	(44,971)	—	—	(44,971)	19,557	(25,414)
Net changes in the unrealized fair value of available-for-sale investments, net of tax		—	—	—	(193,956)	—	—	(193,956)	(2,014)	(195,970)
Foreign currency translation differences, net of tax		—	—	—	102,274	—	—	102,274	20,491	122,765

Total comprehensive loss		—	—	—	(136,653)	—	(44,131)	(180,784)	(164,971)	(345,755)

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(479,958)	(479,958)	(32,410)	(512,368)
Interim dividends		—	—	—	—	—	(159,987)	(159,987)	(67,700)	(227,687)
Changes in subsidiaries		—	—	—	—	—	—	—	(308,832)	(308,832)
Changes in ownership interests in subsidiaries		—	307,909	—	—	—	—	307,909	841,724	1,149,633
Interest of hybrid bonds		—	—	—	—	—	(32,585)	(32,585)	(18,090)	(50,675)
Disposal of treasury shares		—	11	—	—	137	—	148	—	148
Others		—	692	—	1,891	—	(869)	1,714	1,443	3,157

Total transactions with owners of the controlling company		—	308,612	—	1,891	137	(673,399)	(362,759)	416,135	53,376

Balance as of September 30, 2015	~~W~~	482,403	1,392,330	996,919	(543,535)	(1,534,320)	40,250,028	41,043,825	3,955,160	44,998,985

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity, Continued

For the nine-month periods ended September 30, 2016 and 2015

(Unaudited)

	Attributable to owners of the controlling company								Non-
	Share		Capital	Hybrid		Treasury	Retained		controlling
(in millions of Won)	capital		surplus	bonds	Reserves	shares	earnings	Subtotal	interests	Total
Balance as of January 1, 2016	~~W~~	482,403	1,383,623	996,919	(594,756)	(1,533,898)	40,501,059	41,235,350	3,834,872	45,070,222
Comprehensive income (loss):
Profit (loss)		—	—	—	—	—	1,197,014	1,197,014	(162,572)	1,034,442
Other comprehensive income (loss)
Remeasurements of defined benefit pension plans, net of tax		—	—	—	—	—	(51,006)	(51,006)	(8,419)	(59,425)
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	—	(80,192)	—	—	(80,192)	(16,323)	(96,515)
Net changes in the unrealized fair value of available-for-sale investments, net of tax		—	—	—	219,029	—	—	219,029	(1,509)	217,520
Foreign currency translation differences, net of tax		—	—	—	(222,641)	—	—	(222,641)	(32,979)	(255,620)

Total comprehensive income (loss)		—	—	—	(83,804)	—	1,146,008	1,062,204	(221,802)	840,402

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(479,974)	(479,974)	(50,333)	(530,307)
Interim dividends		—	—	—	—	—	(119,994)	(119,994)	—	(119,994)
Changes in subsidiaries		—	—	—	—	—	—	—	6,898	6,898
Changes in ownership interests in subsidiaries		—	5,019	—	—	—	—	5,019	(5,982)	(963)
Interest of hybrid bonds		—	—	—	—	—	(32,724)	(32,724)	(18,156)	(50,880)
Disposal of treasury shares		—	6	—	—	150	—	156	—	156
Others		—	150	—	1,184	—	(42)	1,292	(3,797)	(2,505)

Total transactions with owners of the controlling company		—	5,175	—	1,184	150	(632,734)	(626,225)	(71,370)	(697,595)

Balance as of September 30, 2016	~~W~~	482,403	1,388,798	996,919	(677,376)	(1,533,748)	41,014,333	41,671,329	3,541,700	45,213,029

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows

For the nine-month periods ended September 30, 2016 and 2015

(Unaudited)

(in millions of Won)	Note	September 30, 2016		September 30, 2015
Cash flows from operating activities
Profit (loss)		~~W~~	1,034,442	(205,645)
Adjustments for:
Depreciation			2,142,737	2,095,456
Amortization			276,615	283,427
Finance income			(646,857)	(1,009,846)
Finance costs			1,354,590	1,950,651
Income tax expense			442,249	337,593
Impairment loss on property, plant and equipment			74,026	128,200
Gain on disposal of property, plant and equipment			(22,467)	(19,312)
Loss on disposal of property, plant and equipment			61,073	70,918
Impairment loss of intangible assets			14,660	114,074
Share of loss (profit) of equity-accounted investees			(90,622)	361,932
Impairment loss on assets held for sale			24,759	132,244
Gain on disposal of assets held for sale			(22,269)	(227,009)
Costs for defined benefit plans			219,713	188,045
Bad debt expenses			80,028	208,289
Loss on valuation of inventories			128,621	123,745
Contribution to provisions			152,143	53,936
Others, net			2,847	(22,527)

			4,191,846	4,769,816

Changes in operating assets and liabilities	35		759,528	1,961,949
Interest received			152,563	139,737
Interest paid			(472,339)	(591,912)
Dividends received			107,380	94,655
Income taxes paid			(579,842)	(640,427)

Net cash provided by operating activities		~~W~~	5,193,578	5,528,173

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows, Continued

For the nine-month periods ended September 30, 2016 and 2015

(Unaudited)

(in millions of Won)	Note	September 30, 2016		September 30, 2015
Cash flows from investing activities
Acquisitions of short-term financial instruments		~~W~~	(14,479,425)	(9,981,223)
Proceeds from disposal of short-term financial instruments			13,627,927	7,812,432
Increase in loans			(720,280)	(258,056)
Collection of loans			290,596	195,821
Acquisitions of available-for-sale investments			(87,081)	(65,334)
Proceeds from disposal of available-for-sale investments			24,208	169,280
Acquisitions of investment in associates and joint ventures			(169,084)	(62,794)
Proceeds from disposal of investment in associates and joint ventures			4,754	5,306
Acquisition of investment property			(36,012)	(64,265)
Proceeds from disposal of investment property			9,735	1,120
Acquisitions of property, plant and equipment			(1,991,060)	(2,021,288)
Proceeds from disposal of property, plant and equipment			36,020	62,941
Acquisitions of intangible assets			(106,826)	(250,838)
Proceeds from disposal of intangible assets			7,810	25,195
Proceeds from disposal of assets held for sale			174,993	121,002
Cash paid in acquisition of business, net of cash acquired			4,503	—
Cash received from disposal of business, net of cash transferred			17,021	436,257
Others, net			31,080	(29,604)

Net cash used in investing activities			(3,361,121)	(3,904,048)

Cash flows from financing activities
Proceeds from borrowings			1,888,899	1,421,499
Repayment of borrowings			(3,520,653)	(2,008,296)
Repayment of short-term borrowings, net			(887,631)	(225,555)
Capital contribution from non-controlling interests and proceeds from disposal of subsidiary while maintaining control			24,422	1,249,743
Payment of cash dividends			(643,045)	(821,293)
Payment of interest of hybrid bonds			(51,135)	(50,824)
Other, net			(33,884)	(27,379)

Net cash used in financing activities			(3,223,027)	(462,105)

Effect of exchange rate fluctuation on cash held			(79,317)	59,331
Net increase (decrease) in cash and cash equivalents			(1,469,887)	1,221,351
Cash and cash equivalents at beginning of the period	8		4,871,184	4,022,136

Cash and cash equivalents at end of the period		~~W~~	3,401,297	5,243,487

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of September 30, 2016

(Unaudited)

1. General Information

General information about POSCO, its 39 domestic subsidiaries including POSCO ENGINEERING & CONSTRUCTION., LTD., 165 foreign subsidiaries including POSCO America Corporation (collectively, the “Company”) and its 103 associates and joint ventures are as follows:

(a)	The controlling company

POSCO, the controlling company, was incorporated on April 1, 1968, to manufacture and sell steel rolled products and plates in the domestic and overseas markets.

The shares of POSCO have been listed on the Korea Exchange since 1988. POSCO owns and operates two steel plants (Pohang and Gwangyang) and one office in Korea and it also operates internationally through seven of its overseas liaison offices.

As of September 30, 2016, the shares of the POSCO are listed on the Korea Exchange, while its depository receipts are listed on the New York Stock Exchanges.

(b)	Consolidated subsidiaries included for the first time during the nine-month period ended September 30, 2016 were as follows:

Company	Date of inclusion	Ownership (%)	Reason
Daewoo Minerals Canada Corporation	March 2016	100.00	New establishment
POCA STEM Co., Ltd.	June 2016	100.00	Acquisition of control
Chongqing POSCO CISL Automotive Steel Co., Ltd.	July 2016	51.00	New establishment
Posco e&c Songdo International Building	September 2016	100.00	Transferred from associate to subsidiary

(c)	Subsidiaries excluded from consolidation during the nine-month period ended September 30, 2016 were as follows:

Company	Date of exclusion	Reason
Tamra Offshore Wind Power Co., Ltd.	January 2016	Disposal
POSCO Investment Co., Ltd.	January 2016	Merged into POSCO Asia Co., Ltd.
Xenesys Inc.	February 2016	Disposal
Posco LED Co., Ltd.	March 2016	Disposal
POSHIMETAL Co., Ltd.	March 2016	Merged into POSCO Co., Ltd.
PMM PIPE	April 2016	Merged into POSCO-JEPC Co., Ltd.
POSCO GREEN GAS TECHNOLOGY	May 2016	Merged into POSCO Co., Ltd.
Qingdao Pos-metal Co., Ltd.	May 2016	Disposal
POSCO FOUNDATION	June 2016	Exclusion upon liquidation
POSCO MEXICO HUMAN TECH S.A. de C.V.	June 2016	Merged into POSCO MEXICO S.A. DE C.V.
POSCO AST	July 2016	Merged into POSCO Processing & Service
KRAKATAU POS-CHEM DONG-SUH CHEMICAL	September 2016	Classified as an associate due to disposal of shares
Dalian POSCO ICT-DONGFANG Engineering Co., Ltd.	September 2016	Merged into POSCO ICT-China

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2016

(Unaudited)

2. Statement of Compliance

Statement of compliance

The condensed consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Corporations.

These condensed consolidated interim financial statements have been prepared in accordance with K-IFRS No. 1034 “Interim Financial Reporting” as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual consolidated financial statements as of and for the year ended December 31, 2015. These condensed consolidated interim financial statements do not include all of the disclosures required for full annual financial statements.

Use of estimates and judgments

(a)	Judgments, assumptions and estimation uncertainties

The preparation of the condensed interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2015.

(b)	Measurement of fair value

The Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2016

(Unaudited)

The Company reports the significant valuation matters to the Audit Committee.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1 - unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2 - inputs other than quoted prices included in Level 1 that are observable for the assets or liabilities, either directly or indirectly.

•	Level 3 - inputs for the assets or liabilities that are not based on observable market data.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Further information about the assumptions made in measuring fair value is included in note 21.

3. Summary of Significant Accounting Policies

Except as described in K-IFRS No. 1034 “Interim Financial Reporting”, the accounting policies applied by the Company in these condensed consolidated interim financial statements are the same as those applied by the Company in its consolidated financial statements as of and for the year ended December 31, 2015.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2016

(Unaudited)

4. Trade Accounts and Notes Receivable

Trade accounts and notes receivable as of September 30, 2016 and December 31, 2015 are as follows:

(in millions of Won)	September 30, 2016		December 31, 2015
Current
Trade accounts and notes receivable	~~W~~	8,127,299	8,953,245
Finance lease receivables		13,228	21,042
Due from customers for contract work		958,548	1,218,031
Less: Allowance for doubtful accounts		(443,602)	(596,383)

	~~W~~	8,655,473	9,595,935

Non-current
Trade accounts and notes receivable	~~W~~	91,118	126,200
Finance lease receivables		13,928	22,758
Less: Allowance for doubtful accounts		(32,367)	(28,620)

	~~W~~	72,679	120,338

The trade accounts and notes receivable sold to financial institutions, for which the derecognition conditions were not met, amounted to ~~W~~284,584 million as of September 30, 2016. The fair value of trade accounts and notes receivable approximates the carrying amounts and trade accounts and notes receivable are included in short-term borrowings from financial institutions (Note 15).

5. Other Receivables

Other receivables as of September 30, 2016 and December 31, 2015 are as follows:

(in millions of Won)	September 30, 2016		December 31, 2015
Current
Loans	~~W~~	446,777	405,281
Other accounts receivable		1,065,616	1,255,075
Accrued income		117,435	136,762
Deposits		85,969	89,444
Others		23,065	20,383
Less: Allowance for doubtful accounts		(248,412)	(227,066)

	~~W~~	1,490,450	1,679,879

Non-current
Loans	~~W~~	689,637	725,968
Other accounts receivable		113,771	142,290
Accrued income		1,876	1,236
Deposits		116,506	141,373
Less: Allowance for doubtful accounts		(152,871)	(147,609)

	~~W~~	768,919	863,258

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2016

(Unaudited)

6. Other Financial Assets

Other financial assets as of September 30, 2016 and December 31, 2015 are as follows:

(in millions of Won)	September 30, 2016		December 31, 2015
Current
Derivatives assets	~~W~~	53,549	94,603
Available-for-sale securities (bonds)		18,814	17,994
Current portion of held-to-maturity securities		921	21,490
Short-term financial instruments(*1,2)		4,628,942	3,776,300

	~~W~~	4,702,226	3,910,387

Non-current
Derivatives assets	~~W~~	33,820	93,886
Available-for-sale securities (equity instruments)(*3,4)		2,175,716	2,095,206
Available-for-sale securities (bonds)		48,761	36,914
Available-for-sale securities (others)		66,717	59,630
Held-to-maturity securities		2,098	1,889
Long-term financial instruments(*2)		40,880	53,935

	~~W~~	2,367,992	2,341,460

(*1)	As of September 30, 2016 and December 31, 2015, ~~W~~7,976 million and ~~W~~6,593 million, respectively, are restricted for the use in a government project.
(*2)	As of September 30, 2016 and December 31, 2015, financial instruments amounting to ~~W~~84,598 million and ~~W~~105,195 million, respectively, are restricted for use in financial arrangements, pledge and others.
(*3)	During the nine-month period ended September 30, 2016, there were objective evidences of impairment for listed equity securities such as Nippon Steel & Sumitomo Metal Corporation and others due to the significant or prolonged decline in the fair value of the shares and for non-listed equity securities such as Troika Foreign Resource Development Fund and others since its carrying amount significantly exceeded its fair value. As a result, an impairment loss of ~~W~~229,923 million was recognized in profit or loss during the nine-month period ended September 30, 2016.
(*4)	As of September 30, 2016 and December 31, 2015, ~~W~~128,348 million and ~~W~~124,541 million of available-for-sale securities, respectively, have been provided as collateral for borrowings, construction projects and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2016

(Unaudited)

7. Inventories

Inventories as of September 30, 2016 and December 31, 2015 are as follows:

(in millions of Won)	September 30, 2016		December 31, 2015
Finished goods	~~W~~	1,167,398	1,381,018
Merchandise		762,257	715,951
Semi-finished goods		1,195,114	1,390,382
Raw materials		1,670,986	1,868,773
Fuel and materials		832,947	810,516
Construction inventories		985,169	828,071
Materials-in-transit		1,368,379	1,382,291
Others		93,317	79,581

		8,075,567	8,456,583

Less: Allowance for inventories valuation		(173,115)	(231,378)

	~~W~~	7,902,452	8,225,205

The amounts of loss on valuation of inventories recognized within cost of sales during the nine-month period ended September 30, 2016 and the year ended December 31, 2015 were ~~W~~128,621 million and ~~W~~152,952 million, respectively.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2016

(Unaudited)

8. Assets Held for Sale

Details of assets held for sale and related liabilities as of September 30, 2016 and December 31, 2015 are as follows:

(in millions of Won)	September 30, 2016				December 31, 2015
	The controlling company(*1)		Subsidiaries (*2,3)	Total	The controlling company(*1)	Subsidiaries (*3,4)	Total
Assets
Cash and cash equivalents(*5)	~~W~~	—	—	—	—	999	999
Trade accounts and notes receivable and other receivables		—	—	—	—	7,724	7,724
Investment in associates		—	—	—	—	4,626	4,626
Property, plant and equipment		26,080	318,782	344,862	25,892	10,383	36,275
Others		—	—	—	—	7,657	7,657

	~~W~~	26,080	318,782	344,862	25,892	31,389	57,281

Liabilities
Borrowings	~~W~~	—	—	—	—	26,500	26,500
Others		—	—	—	—	7,702	7,702

	~~W~~	—	—	—	—	34,202	34,202

(*1)	During the year ended December 31, 2015, the Company determined to exchange 1FINEX facilities with the shares of newly established company in India, and has signed in Memorandum of Association (MOA) with Uttam Galva Steels Limited in India. The Company has classified the related facilities of ~~W~~25,892 million as assets held for sale.
(*2)	During the nine-month period ended September 30, 2016, Posco e&c Songdo International Building, a subsidiary of the Company, determined to dispose of the Songdo office building of POSCO ENGINEERING & CONSTRUCTION., Ltd. and entered into a sales contract with Booyoung Housing Co., Ltd. on September 9, 2016. As a result, the Company classified them as assets held for sale and recognized ~~W~~17,943 million of impairment loss on assets held for sale.
(*3)	Besides the above, the controlling company and subsidiaries of the Company (POSCO Energy Co., Ltd., POSCO M-TECH, POSCO CHEMTECH, POSCO ICT, POSCO Humans and SANTOS CMI Guatemala S.A.) determined to dispose of certain tangible assets including land and disused facilities and classified them as assets held for sale.
(*4)	During the year ended December 31, 2015, the Company determined to dispose of its shares in POSCO LED Co., Ltd., a subsidiary of the Company, to Armitron consortium, and reclassified related assets and liabilities as assets held for sale. Disposal of the assets and liabilities held for sale was completed during the nine-month period ended September 30, 2016, and the Company recognized ~~W~~19,353 million of gain on disposal of assets held for sale.
(*5)	Cash and cash equivalents classified as assets held for sale are included in the beginning balance of statement of cash flows for the nine-month period ended September 30, 2016.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2016

(Unaudited)

9. Investments in Associates and Joint Ventures

(a)	Details of investments in associates as of September 30, 2016 and December 31, 2015 are as follows:

(in millions of Won)	September 30, 2016						December 31, 2015
Company	Number of shares	Ownership (%)	Acquisition cost		Book value		Book value
[Domestic]
EQP POSCO Global NO1 Natural Resources PEF	178,713,975,892	28.93	~~W~~	178,787	~~W~~	175,475	175,676
SeAH Changwon Integrated Special Steel(*1,2)	—	—		—		—	165,754
POSCO PLANTEC CO., LTD(*2)	133,711,880	73.94		217,282		103,788	171,218
SNNC	18,130,000	49.00		90,650		102,628	111,326
QSONE Co., Ltd.	200,000	50.00		84,395		84,550	83,919
Chuncheon Energy Corp.	10,539,989	29.90		52,700		46,009	30,420
UITrans LRT Co., Ltd.(*3)	7,252,281	38.19		36,261		45,141	40,903
Incheon-Gimpo Expressway Co., Ltd(*3)	9,032,539	20.89		45,163		37,653	39,447
BLUE OCEAN Private Equity Fund	333	27.52		33,300		35,278	35,437
KoFC POSCO HANHWA KB Shared Growth NO. 2. Private Equity Fund(*5)	15,300	12.50		15,300		15,604	14,829
Keystone-HYUNDAI SECURITIES NO. 1. Private Equity Fund	13,800,000	40.45		13,800		13,261	13,015
Daesung Steel(*5)	108,038	17.54		14,000		13,170	14,000
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd.(*3)	2,008,000	29.53		10,040		12,041	12,265
KONES, Corp.	3,250,000	41.67		6,893		5,462	5,775
Others (33 companies)(*3)						51,527	33,933

						741,587	947,917

[Foreign]
South-East Asia Gas Pipeline Company Ltd.	135,219,000	25.04		150,779		199,571	222,269
AES-VCM Mong Duong Power Company Limited(*4)	—	30.00		74,161		130,536	153,271
7623704 Canada Inc.(*5)	114,452,000	10.40		124,341		124,848	134,034
Eureka Moly LLC	—	20.00		240,123		81,286	87,878
AMCI (WA) PTY LTD.	49	49.00		209,664		68,692	72,289
Nickel Mining Company SAS	3,234,698	49.00		157,585		60,289	76,445
KOREA LNG LTD.	2,400	20.00		135,205		51,584	53,548
NCR LLC	—	29.41		32,348		33,342	35,447
PT. Batutua Tembaga Raya	128,285	24.10		21,824		22,296	15,382
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd	10,200,000	34.00		9,517		16,865	19,311
PT. Wampu Electric Power(*3)	8,708,400	20.00		10,044		8,972	8,855
POSCO SeAH Steel Wire(Nantong) Co., Ltd.	50	25.00		4,723		6,221	7,061
Others (26 companies)(*3)						86,379	42,264

						890,881	928,054

					~~W~~	1,632,468	1,875,971

(*1)	During the nine-month period ended September 30, 2016, the Company sold the security of SeAH Changwon Integrated Special Steel.
(*2)	During the year ended December 31, 2015, it was reclassified from a subsidiary to an associate.
(*3)	Investment in associates are provided as collateral related to associates’ borrowings amounting to ~~W~~151,822 million and ~~W~~101,360 million as of September 30, 2016 and December 31, 2015, respectively.
(*4)	As of September 30, 2016, the security of PSC Energy Global Co., Ltd is provided as collateral related to associates’ borrowings.
(*5)	As of September 30, 2016, it was classified as an associate even though the Company’s ownership percentage is less than 20% of ownership percentage since the Company has significant influence over the investee when considering its structure of the Board of Directors and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2016

(Unaudited)

(b)	Details of investments in joint ventures as of September 30, 2016 and December 31, 2015 are as follows:

(in millions of Won)	September 30, 2016						December 31, 2015
Company	Number of shares	Ownership (%)	Acquisition cost		Book value		Book value
[Domestic]
POSCO MITSUBISHI CARBON TECHNOLOGY	11,568,000	60.00	~~W~~	115,680	~~W~~	83,812	104,970
POSCO ES MATERIALS	1,000,000	50.00		43,000		37,018	38,447

						120,830	143,417

[Foreign]
Roy Hill Holdings Pty Ltd.(*1)	13,117,972	12.50		1,528,672		1,157,876	1,153,434
POSCO-NPS Niobium LLC	325,050,000	50.00		364,609		356,444	381,461
CSP-Compania Siderurgica do Pecem	1,108,696,532	20.00		558,821		339,641	80,805
DMSA/AMSA(*2)	—	4.00		290,236		67,126	105,964
BX STEEL POSCO Cold Rolled Sheet Co., Ltd	—	25.00		61,961		92,459	100,908
KOBRASCO	2,010,719,185	50.00		32,950		72,692	78,364
Others (11 companies)						36,346	25,009

						2,122,584	1,925,945

					~~W~~	2,243,414	2,069,362

(*1)	As of September 30, 2016 and December 31, 2015, investments in joint ventures amounting to ~~W~~1,157,876 million and ~~W~~1,153,434 million, respectively, are provided as collateral in relation to loan.
(*2)	As of September 30, 2016 and December 31, 2015, investments in joint ventures amounting to ~~W~~67,126 and ~~W~~105,964 million, respectively, are provided as collateral for the Company’s guarantees.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2016

(Unaudited)

(c)	The movements of investments in associates and joint ventures for the nine-month period ended September 30, 2016 and the year ended December 31, 2015 were as follows:

1)	For the nine-month period ended September 30, 2016

(in millions of Won)
Company	December 31, 2015 Book value		Acquisition	Dividend	Share of profits (losses)	Other increase (decrease)(*1)	September 30, 2016 Book value
[Domestic]
EQP POSCO Global NO1 Natural Resources PEF	~~W~~	175,676	222	—	(614)	191	175,475
SeAH Changwon Integrated Special Steel		165,754	—	—	4,797	(170,551)	—
POSCO PLANTEC CO., LTD		171,218	—	—	(67,108)	(322)	103,788
SNNC		111,326	—	—	(8,705)	7	102,628
QSONE Co.,Ltd.		83,919	—	—	631	—	84,550
Chuncheon Energy Corp.		30,420	19,832	—	(4,243)	—	46,009
UITrans LRT Co., Ltd.		40,903	4,506	—	(224)	(44)	45,141
Incheon-Gimpo Expressway Co., Ltd		39,447	—	—	(2,223)	429	37,653
BLUE OCEAN Private Equity Fund		35,437	—	—	2,080	(2,239)	35,278
KoFC POSCO HANHWA KB Shared Growth NO. 2. Private Equity Fund		14,829	1,875	—	950	(2,050)	15,604
Keystone-HYUNDAI SECURITIES NO. 1. Private Equity Fund		13,015	—	—	246	—	13,261
Daesung Steel		14,000	—	—	(1,404)	574	13,170
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd.		12,265	—	—	(224)	—	12,041
KONES, Corp.		5,775	—	—	(313)	—	5,462
POSCO MITSUBISHI CARBON TECHNOLOGY		104,970	—	—	(21,158)	—	83,812
POSCO ES MATERIALS		38,447	—	—	(1,428)	(1)	37,018
Others (33 companies)		33,933	17,686	—	1,805	(1,897)	51,527

		1,091,334	44,121	—	(97,135)	(175,903)	862,417

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		222,269	—	(44,602)	35,512	(13,608)	199,571
AES-VCM Mong Duong Power Company Limited		153,271	—	—	20,093	(42,828)	130,536
7623704 Canada Inc.		134,034	—	(921)	410	(8,675)	124,848
Eureka Moly LLC		87,878	—	—	(14)	(6,578)	81,286
AMCI (WA) PTY LTD.		72,289	—	—	(2,305)	(1,292)	68,692
Nickel Mining Company SAS		76,445	—	—	(13,990)	(2,166)	60,289
KOREA LNG LTD.		53,548	—	(1,327)	4,782	(5,419)	51,584
NCR LLC		35,447	—	—	(19)	(2,086)	33,342
PT. Batutua Tembaga Raya		15,382	7,040	—	—	(126)	22,296
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		19,311	—	—	(448)	(1,998)	16,865
PT. Wampu Electric Power		8,855	—	—	677	(560)	8,972
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		7,061	—	—	222	(1,062)	6,221
Roy Hill Holdings Pty Ltd		1,153,434	—	—	22,274	(17,832)	1,157,876
POSCO-NPS Niobium LLC		381,461	—	(10,893)	10,884	(25,008)	356,444
CSP - Compania Siderurgica do Pecem		80,805	88,930	—	152,954	16,952	339,641
DMSA/AMSA		105,964	24,624	—	(57,146)	(6,316)	67,126
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		100,908	—	—	197	(8,646)	92,459
KOBRASCO		78,364	—	(29,297)	13,310	10,315	72,692
Others (37 companies)		67,273	28,993	(2,548)	364	28,643	122,725

		2,853,999	149,587	(89,588)	187,757	(88,290)	3,013,465

	~~W~~	3,945,333	193,708	(89,588)	90,622	(264,193)	3,875,882

(*1)	Other increase or decrease represents the changes in investments in associates and joint ventures due to replacement of assets held for sale, disposal and change in capital adjustments arising from translations of financial statements of foreign investees and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2016

(Unaudited)

2)	For the year ended December 31, 2015

(in millions of Won)
Company	December 31, 2014 Book value		Acquisition	Dividend	Share of profits (losses)	Other increase (decrease)(*1)	December 31, 2015 Book value
[Domestic]
EQP POSCO Global NO1 Natural Resources PEF	~~W~~	176,899	—	—	(1,223)	—	175,676
SeAH Changwon Integrated Special Steel		—	159,978	—	6,464	(688)	165,754
POSCO PLANTEC CO., LTD		—	217,282	—	(46,058)	(6)	171,218
SNNC		131,671	—	—	(20,566)	221	111,326
QSONE Co.,Ltd.		83,849	—	—	70	—	83,919
Chuncheon Energy Corp.		—	32,853	—	(2,433)	—	30,420
UITrans LRT Co., Ltd.		30,098	9,777	—	1,086	(58)	40,903
Incheon-Gimpo Expressway Co., Ltd		43,045	—	—	(3,910)	312	39,447
BLUE OCEAN Private Equity Fund		31,439	—	—	5,645	(1,647)	35,437
KoFC POSCO HANHWA KB Shared Growth NO. 2. Private Equity Fund		12,268	3,725	—	211	(1,375)	14,829
Keystone-HYUNDAI SECURITIES NO. 1. Private Equity Fund		—	13,800	—	(451)	(334)	13,015
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd.		19,801	—	—	(7,536)	—	12,265
KONES, Corp.		5,430	—	—	311	34	5,775
POSCO MITSUBISHI CARBON TECHNOLOGY		112,837	—	—	(7,841)	(26)	104,970
POSCO ES MATERIALS		38,021	—	—	440	(14)	38,447
Others (31 companies)		33,511	17,800	—	2,877	(6,255)	47,933

		718,869	455,215	—	(72,914)	(9,836)	1,091,334

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		172,805	—	(18,602)	54,351	13,715	222,269
AES-VCM Mong Duong Power Company Limited		93,021	23,146	—	29,561	7,543	153,271
7623704 Canada Inc.		117,100	—	(1,775)	10,875	7,834	134,034
Eureka Moly LLC		228,004	—	—	(147,270)	7,144	87,878
AMCI (WA) PTY LTD.		88,050	—	—	(11,222)	(4,539)	72,289
Nickel Mining Company SAS		107,408	—	—	(25,562)	(5,401)	76,445
KOREA LNG LTD.		72,089	—	(12,195)	12,362	(18,708)	53,548
NCR LLC		32,598	—	—	(62)	2,911	35,447
PT. Batutua Tembaga Raya		14,653	—	—	—	729	15,382
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		21,032	—	(376)	(1,787)	442	19,311
PT. Wampu Electric Power		7,611	1,015	—	(261)	490	8,855
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		6,969	—	—	(76)	168	7,061
CAML RESOURCES PTY LTD.		38,240	—	—	(34,987)	(3,253)	—
Roy Hill Holdings Pty Ltd		1,268,678	—	—	(61,589)	(53,655)	1,153,434
POSCO-NPS Niobium LLC		357,874	—	(13,177)	12,967	23,797	381,461
CSP - Compania Siderurgica do Pecem		260,906	—	—	(145,206)	(34,895)	80,805
DMSA/AMSA		165,094	72,430	—	(137,723)	6,163	105,964
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		98,893	—	—	291	1,724	100,908
KOBRASCO		99,787	—	(24,380)	31,124	(28,167)	78,364
Others (33 companies)		90,826	2,839	(5,506)	(18,926)	(1,960)	67,273

		3,341,638	99,430	(76,011)	(433,140)	(77,918)	2,853,999

	~~W~~	4,060,507	554,645	(76,011)	(506,054)	(87,754)	3,945,333

(*1)	Other increase or decrease represents the changes in investments in associates and joint ventures due to disposals and change in capital adjustments arising from translations of financial statements of foreign investees and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2016

(Unaudited)

(d)	Summarized financial information of associates and joint ventures as of and for the nine-month period September 30, 2016 and the year ended December 31, 2015 are as follows:

1)	September 30, 2016

(in millions of Won)
Company	Assets		Liabilities	Equity	Sales	Net income (loss)
[Domestic]
EQP POSCO Global NO1 Natural Resources PEF	~~W~~	597,015	844	596,171	—	(2,082)
POSCO PLANTEC CO., LTD		489,844	657,074	(167,230)	239,132	(32,712)
SNNC		727,559	498,676	228,883	371,465	(12,768)
QSONE Co.,Ltd.		246,563	77,463	169,100	11,404	1,262
Chuncheon Energy Corp.		474,588	304,496	170,092	—	(2,849)
UITrans LRT Co., Ltd.		359,308	271,954	87,354	—	(586)
Incheon-Gimpo Expressway Co., Ltd		854,574	651,674	202,900	—	(1,391)
BLUE OCEAN Private Equity Fund		335,557	200,452	135,105	331,375	7,557
KoFC POSCO HANHWA KB Shared Growth NO. 2. Private Equity Fund		125,608	773	124,835	9,232	7,600
Keystone-HYUNDAI SECURITIES NO. 1. Private Equity Fund		87,526	50,711	36,815	—	609
Daesung Steel		163,784	120,084	43,700	35,916	(8,004)
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd.		144,836	134,372	10,464	2,945	(760)
KONES, Corp.		2,016	1,339	677	2,556	(751)
POSCO MITSUBISHI CARBON TECHNOLOGY		457,172	318,444	138,728	29,327	(35,272)
POSCO ES MATERIALS		81,741	39,261	42,480	25,507	(2,855)
[Foreign]
South-East Asia Gas Pipeline Company Ltd.		1,985,962	1,185,810	800,152	366,416	141,814
7623704 Canada Inc.		1,212,794	176	1,212,618	—	21,752
Nickel Mining Company SAS		448,066	283,515	164,551	99,131	(36,025)
KOREA LNG LTD.		310,587	17,863	292,724	24,715	23,912
PT. Batutua Tembaga Raya		367,133	349,823	17,310	—	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		80,204	24,793	55,411	86,655	(1,295)
PT. Wampu Electric Power		191,893	150,143	41,750	3,057	3,385
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		59,584	33,680	25,904	57,228	865
Roy Hill Holdings Pty Ltd.		9,606,019	6,770,725	2,835,294	—	178,190
POSCO-NPS Niobium LLC		712,685	—	712,685	—	23,489
CSP - Compania Siderurgica do Pecem		5,085,778	3,587,447	1,498,331	45,088	424,538
DMSA/AMSA		5,956,140	4,311,340	1,644,800	388,306	(438,451)
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		617,720	275,501	342,219	688,695	786
KOBRASCO		200,945	55,561	145,384	47,951	26,619

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2016

(Unaudited)

2)	December 31, 2015

(in millions of Won)
Company	Assets		Liabilities	Equity	Sales	Net income (loss)
[Domestic]
EQP POSCO Global NO1 Natural Resources PEF	~~W~~	607,966	1,043	606,923	—	(1,231)
SeAH Changwon Integrated Special Steel		1,293,143	568,639	724,504	971,557	23,403
POSCO PLANTEC CO., LTD		609,655	725,406	(115,751)	457,180	(330,819)
SNNC		793,480	551,830	241,650	509,044	(57,156)
QSONE Co.,Ltd.		249,482	81,644	167,838	15,068	140
Chuncheon Energy Corp.		149,025	42,094	106,931	—	(2,389)
UITrans LRT Co., Ltd.		343,744	267,543	76,201	—	(846)
Incheon-Gimpo Expressway Co., Ltd		648,602	458,137	190,465	—	(1,567)
BLUE OCEAN Private Equity Fund		380,000	244,316	135,684	492,065	24,422
KoFC POSCO HANHWA KB Shared Growth NO. 2. Private Equity Fund		119,747	1,112	118,635	5,012	1,804
Keystone-HYUNDAI SECURITIES NO. 1. Private Equity Fund		68,315	31,626	36,689	—	(1,956)
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd.		154,695	137,471	17,224	21,518	(30,023)
KONES, Corp.		3,544	2,114	1,430	5,337	746
POSCO MITSUBISHI CARBON TECHNOLOGY		489,393	315,392	174,001	—	(13,068)
POSCO ES MATERIALS		84,719	39,381	45,338	29,214	880
[Foreign]
South-East Asia Gas Pipeline Company Ltd.		2,223,846	1,333,048	890,798	554,927	220,203
7623704 Canada Inc.		1,300,951	7	1,300,944	76,114	118,007
Nickel Mining Company SAS		445,685	238,695	206,990	155,980	(45,748)
KOREA LNG LTD.		257,773	36	257,737	63,574	61,806
PT. Batutua Tembaga Raya		286,761	268,933	17,828	—	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		107,874	45,534	62,340	114,994	(5,783)
PT. Wampu Electric Power		201,383	160,159	41,224	17,473	(1,304)
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		65,973	38,336	27,637	67,700	(403)
CAML RESOURCES PTY LTD		136,112	41,768	94,344	146,909	(20,110)
Roy Hill Holdings Pty Ltd.		9,295,492	6,584,536	2,710,956	—	(492,709)
POSCO-NPS Niobium LLC		762,719	—	762,719	—	25,935
CSP - Compania Siderurgica do Pecem		3,839,967	3,319,880	520,087	—	(721,937)
DMSA/AMSA		6,415,380	4,812,244	1,603,136	737,604	(3,308,836)
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		703,408	327,391	376,017	936,590	1,162
KOBRASCO		187,823	31,094	156,729	94,169	62,248

10. Joint Operations

Details of significant joint operations that the Company is participating in as a party to a joint arrangement as of September 30, 2016 are as follows:

Joint operations	Operation	Ownership (%)	Location
Myanmar A-1/A-3 mine	Mine development	51.00	Myanmar
Offshore midstream	Mine development	51.00	Myanmar
Greenhills mine	Mine development	20.00	Canada
Arctos Anthracite coal project	Mine development	50.00	Canada
Mt. Thorley J/V	Mine development	20.00	Australia
POSMAC J/V	Mine development	20.00	Australia
CD J/V	Mine development	5.00	Australia
RUM J/V	Mine development	10.00	Australia

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2016

(Unaudited)

11. Investment Property, Net

Changes in the carrying amount of investment property for the nine-month period ended September 30, 2016 and the year ended December 31, 2015 were as follows:

(a)	For the nine-month period ended September 30, 2016

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Others(*1)	Ending
Land	~~W~~	346,879	23,797	(6,765)	—	32,622	396,533
Buildings		696,526	7,542	(2,835)	(17,898)	(19,806)	663,529
Structures		1,819	1	—	(189)	407	2,038
Construction-in-progress		39,068	7,498	—	—	(4,109)	42,457

	~~W~~	1,084,292	38,838	(9,600)	(18,087)	9,114	1,104,557

(*1)	Includes reclassifications resulting from changing purpose of use, adjustments of foreign currency translation difference and others.

(b)	For the year ended December 31, 2015

(in millions of Won)	Beginning		Acquisitions	Business combination	Disposals	Depreciation(*1)	Others(*2)	Ending
Land	~~W~~	415,512	2,665	5,964	(433)	(85)	(76,744)	346,879
Buildings		591,647	49,281	26,750	(909)	(25,391)	55,148	696,526
Structures		2,060	40	—	—	(173)	(108)	1,819
Construction-in-progress		46,373	9,492	—	—	—	(16,797)	39,068

	~~W~~	1,055,592	61,478	32,714	(1,342)	(25,649)	(38,501)	1,084,292

(*1)	Impairment loss on investment property amounting to ~~W~~85 million is included.
(*2)	Includes reclassifications resulting from changing purpose of use, adjustments of foreign currency translation difference and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2016

(Unaudited)

12. Property, Plant and Equipment, Net

Changes in the carrying amount of property, plant and equipment for the nine-month period ended September 30, 2016 and the year ended December 31, 2015 were as follows:

(a)	For the nine-month period ended September 30, 2016

(in millions of Won)	Beginning		Acquisitions	Business combination	Disposals	Depreciation(*1)	Others(*2)	Ending
Land	~~W~~	2,572,807	6,648	13,967	(14,680)	—	(17,425)	2,561,317
Buildings		5,165,725	22,135	310,180	(10,588)	(271,993)	(296,022)	4,919,437
Structures		2,949,413	12,533	—	(799)	(159,955)	103,465	2,904,657
Machinery and equipment		21,093,743	123,124	—	(21,987)	(1,679,842)	668,573	20,183,611
Vehicles		52,005	7,736	63	(1,682)	(13,940)	3,042	47,224
Tools		73,478	11,106	—	(685)	(19,984)	1,626	65,541
Furniture and fixtures		148,099	17,734	1,629	(3,832)	(39,186)	(479)	123,965
Finance lease assets		92,796	79,803	—	(27)	(13,776)	1,710	160,506
Construction-in-progress		2,374,789	1,462,391	—	(610)	—	(1,492,687)	2,343,883

	~~W~~	34,522,855	1,743,210	325,839	(54,890)	(2,198,676)	(1,028,197)	33,310,141

(*1)	Impairment losses on property, plant and equipment amounting to ~~W~~74,026 million are included.
(*2)	Includes assets transferred from construction-in-progress, reclassifications resulting from changing purpose of use, adjustments of foreign currency translation differences and others.

(b)	For the year ended December 31, 2015

(in millions of Won)	Beginning		Acquisitions	Business combination	Disposals	Depreciation(*1)	Others(*2)	Ending
Land	~~W~~	2,801,288	47,858	12,520	(30,222)	(1,517)	(257,120)	2,572,807
Buildings		5,359,324	57,042	56,156	(20,759)	(349,774)	63,736	5,165,725
Structures		3,030,163	23,149	—	(3,819)	(213,550)	113,470	2,949,413
Machinery and equipment		21,199,885	239,430	301	(74,445)	(2,244,183)	1,972,755	21,093,743
Vehicles		56,695	9,735	—	(1,601)	(18,221)	5,397	52,005
Tools		64,069	25,230	1,714	(1,169)	(29,401)	13,035	73,478
Furniture and fixtures		143,782	43,697	1,497	(1,502)	(63,754)	24,379	148,099
Finance lease assets		80,081	598	157	(98)	(9,026)	21,084	92,796
Construction-in-progress		2,505,908	2,245,729	—	(4,418)	(17,846)	(2,354,584)	2,374,789

	~~W~~	35,241,195	2,692,468	72,345	(138,033)	(2,947,272)	(397,848)	34,522,855

(*1)	Impairment losses on property, plant and equipment amounting to ~~W~~136,269 million are included.
(*2)	Includes assets transferred from construction-in-progress, reclassifications resulting from changing purpose of use, adjustments of foreign currency translation differences and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2016

(Unaudited)

13. Goodwill and Other Intangible Assets, Net

Changes in the carrying amount of goodwill and other intangible assets for the nine-month period ended September 30, 2016 and the year ended December 31, 2015 were as follows:

(a)	For the nine-month period ended September 30, 2016

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Impairment loss	Others(*2)	Ending
Goodwill	~~W~~	1,461,954	—	—	—	(860)	(888)	1,460,206
Intellectual property rights		2,667,086	20,563	(753)	(146,629)	(9,865)	20,817	2,551,219
Premium in rental(*1)		127,949	1,418	(7,237)	(151)	(1,437)	(1,936)	118,606
Development expense		135,796	775	—	(43,552)	—	26,518	119,537
Port facilities usage rights		264,801	—	—	(11,450)	—	7,033	260,384
Exploratation and evaluation assets		151,144	37,830	—	—	—	(27,724)	161,250
Mining development assets		—	12,634	—	—	—	(12,634)	—
Customer relationships		559,809	—	—	(33,869)	—	(1,950)	523,990
Power generation permit		539,405	—	—	—	—	—	539,405
Other intangible assets		497,810	39,166	(978)	(40,964)	108	(29,032)	466,110

	~~W~~	6,405,754	112,386	(8,968)	(276,615)	(12,054)	(19,796)	6,200,707

(*1)	Premium in rental includes memberships with indefinite useful lives.
(*2)	Includes assets transferred from construction-in-progress, adjustments of foreign currency translation difference and others.

(b)	For the year ended December 31, 2015

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Impairment loss	Others(*2)	Ending
Goodwill	~~W~~	1,795,144	—	—	—	(99,052)	(234,138)	1,461,954
Intellectual property rights		2,762,679	127,112	(3,921)	(192,660)	(20,725)	(5,399)	2,667,086
Premium in rental(*1)		130,942	13,530	(10,594)	(171)	(2,413)	(3,345)	127,949
Development expense		168,746	6,749	(1,084)	(53,740)	(3,034)	18,159	135,796
Port facilities usage rights		156,444	—	—	(11,810)	—	120,167	264,801
Exploratation and evaluation assets		92,459	61,427	—	—	—	(2,742)	151,144
Customer relationships		641,625	—	—	(51,808)	(28,402)	(1,606)	559,809
Power generation permit		539,405	—	—	—	—	—	539,405
Other intangible assets		597,545	88,105	(488)	(71,394)	(7,531)	(108,427)	497,810

	~~W~~	6,884,989	296,923	(16,087)	(381,583)	(161,157)	(217,331)	6,405,754

(*1)	Premium in rental includes memberships with indefinite useful lives.
(*2)	Includes assets transferred from construction-in-progress, adjustments of foreign currency translation difference and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2016

(Unaudited)

14. Other Assets

Other assets as of September 30, 2016 and December 31, 2015 are as follows:

(in millions of Won)	September 30, 2016		December 31, 2015
Current
Advance payment	~~W~~	767,737	696,839
Prepaid expenses		133,049	107,379
Others		2,557	4,034

	~~W~~	903,343	808,252

Non-current
Long-term advance payment	~~W~~	26,768	3,467
Long-term prepaid expenses		359,771	403,536
Net defined benefit assets		1,475	—
Others(*1)		173,274	221,997

	~~W~~	561,288	629,000

(*1)	As of September 30, 2016 and December 31, 2015, the Company recognized tax assets amounting to ~~W~~116,098 million and ~~W~~132,489 million, respectively, based on the Company’s best estimate of the tax amounts to be refunded when the result of the Company’s appeal in connection with the additional income tax payment for prior years as a result of tax audits that were finalized in 2014 and claim for rectification are finalized.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2016

(Unaudited)

15. Borrowings

(a)	Short-term borrowings and current portion of long-term borrowings as of September 30, 2016 and December 31, 2015 are as follows:

(in millions of Won)	Bank	Interest rate (%)	September 30, 2016		December 31, 2015
Short-term borrowings
Bank overdrafts	Bank of America and others	0.2~5.0	~~W~~	97,854	129,891
Short-term borrowings	HSBC and others	0.2~10.8		6,954,109	8,285,869

				7,051,963	8,415,760

Current portion of long-term liabilities
Current portion of long-term borrowings	Export-Import Bank of Korea and others	0.5~8.5		1,391,650	1,318,276
Current portion of foreign loan(*1)	NATIXIS	2.0		193	401
Current portion of debentures	Korea Development Bank and others	0.9~5.9		1,132,711	2,637,614
Less: Current portion of discount on debentures issued				(174)	(1,019)

				2,524,380	3,955,272

			~~W~~	9,576,343	12,371,032

(*1)	Korea Development Bank has provided guarantees related to the foreign loan.

(b)	Long-term borrowings, excluding current portion as of September 30, 2016 and December 31, 2015 are as follows:

(in millions of Won)	Bank	Interest rate (%)	September 30, 2016		December 31, 2015
Long-term borrowings	Export-Import Bank of Korea and others	0.4~6.6	~~W~~	6,034,809	6,814,753
Less: Present value discount				(61,420)	(76,828)
Foreign loan	—	—		—	200
Debentures	Korea Development Bank and others	1.2~6.3		6,231,021	6,134,132
Less: Discount on debentures issued				(19,568)	(23,058)

			~~W~~	12,184,842	12,849,199

(c)	Property, plant and equipment including investment property, trade accounts and notes receivable, financial assets, available-for-sale financial assets, inventories and other assets amounting to ~~W~~6,061,106 million, ~~W~~13,098 million (73 sheets of note receivable), ~~W~~59,374 million, ~~W~~9,768 million, ~~W~~59,711 million and ~~W~~143,468 million, respectively, are provided as collateral related to short-term borrowings, long-term borrowings and debentures.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2016

(Unaudited)

16. Other Payables

Other payables as of September 30, 2016 and December 31, 2015 are as follows:

(in millions of Won)	September 30, 2016		December 31, 2015
Current
Accounts payable	~~W~~	829,111	983,408
Accrued expenses		674,572	759,598
Dividend payable		13,456	6,453
Finance lease liabilities		20,104	26,876
Withholdings		296,102	352,758

	~~W~~	1,833,345	2,129,093

Non-current
Long-term accounts payable	~~W~~	6,084	22,665
Long-term accrued expenses		37,692	30,221
Finance lease liabilities		96,577	14,409
Long-term withholdings		72,579	67,175

	~~W~~	212,932	134,470

17. Other Financial Liabilities

Other financial liabilities as of September 30, 2016 and December 31, 2015 are as follows:

(in millions of Won)	September 30, 2016		December 31, 2015
Current
Derivatives liabilities	~~W~~	55,932	117,841
Financial guarantee liabilities		49,934	84,276

	~~W~~	105,866	202,117

Non-current
Derivatives liabilities	~~W~~	81,942	37,661
Financial guarantee liabilities		38,474	17,035

	~~W~~	120,416	54,696

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2016

(Unaudited)

18. Provisions

(a)	Provisions as of September 30, 2016 and December 31, 2015 are as follows:

	September 30, 2016			December 31, 2015
(in millions of Won)	Current		Non-current	Current	Non-current
Provision for bonus payments	~~W~~	28,563	—	42,602	—
Provision for construction warranties		7,661	81,302	10,656	70,790
Provision for legal contingencies and claims(*1)		3,144	54,635	—	52,610
Provision for restoration(*2)		15,863	59,703	15,569	26,357
Others(*3,4,5)		94,506	119,581	33,493	71,935

	~~W~~	149,737	315,221	102,320	221,692

(*1)	The Company recognized probable outflow of resources amounting to ~~W~~33,163 million and ~~W~~32,220 million as provisions for legal contingencies and asserted claims in relation to lawsuits against the Company as of September 30, 2016 and December 31, 2015, respectively.
(*2)	Due to contamination of land near the Company’s magnesium smelting plant located in Gangneung province and gas treatment plant located in Pohang work, the Company recognized present values of estimated costs for recovery as provisions for restoration as of September 30, 2016. In order to determine the estimated costs, the Company used the assumption that it would use all of technologies and materials available for now to recover the land. In addition, the Company has applied discount rates of 2.01% and 1.65% to assess present value of these costs for recovery of land in Gangneung province and Pohang work, respectively.
(*3)	As of September 30, 2016 and December 31, 2015, POSCO ENERGY CO., LTD., a subsidiary of the Company, recognized ~~W~~80,542 million and ~~W~~41,638 million of provisions for warranties, respectively, for the service contract on fuel cell cased on its estimate of probable outflow of resources.
(*4)	POSCO Engineering CO., Ltd., a subsidiary of the Company, announced the restructuring plan on September 30, 2016 and recognized expected outflow of restructuring amounting to ~~W~~49,100 million as provisions as of September 30, 2016.
(*5)	As of September 30, 2016 and December 31, 2015, the amount includes a provision of ~~W~~23,600 million for expected outflow of resources in connection with the performance guarantee for the Hwaseong-Dongtan complexes development project of POSCO ENGINEERING & CONSTRUCTION., LTD.

(b)	Changes in provisions for the nine-month period ended September 30, 2016 and the year ended December 31, 2015 were as follows:

1)	For the nine-month period ended September 30, 2016

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others(*1)	Ending
Provision for bonus payments	~~W~~	42,602	29,154	(41,643)	(275)	(1,275)	28,563
Provision for construction warranties		81,446	22,890	(14,844)	(1,885)	1,356	88,963
Provision for legal contingencies and claims		52,610	7,535	—	(188)	(2,178)	57,779
Provision for restoration		41,926	40,749	(6,473)	—	(636)	75,566
Others		105,428	135,838	(24,261)	(3,696)	778	214,087

	~~W~~	324,012	236,166	(87,221)	(6,044)	(1,955)	464,958

(*1)	Includes adjustments of foreign currency translation differences and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2016

(Unaudited)

2)	For the year ended December 31, 2015

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others(*1)	Ending
Provision for bonus payments	~~W~~	49,505	46,420	(49,563)	(1,493)	(2,267)	42,602
Provision for construction warranties		80,348	33,698	(21,166)	(4,822)	(6,612)	81,446
Provision for legal contingencies and claims		50,424	15,998	(2,467)	(4,058)	(7,287)	52,610
Provision for restoration		74,798	2,293	(35,461)	—	296	41,926
Others		118,194	59,219	(46,994)	(15,425)	(9,566)	105,428

	~~W~~	373,269	157,628	(155,651)	(25,798)	(25,436)	324,012

(*1)	Includes adjustments of foreign currency translation differences and others.

19. Employee Benefits

(a)	Defined contribution plans

The expenses related to post-employment benefit plans under defined contribution plans for the three-month and nine-month periods ended September 30, 2016 and 2015 were as follows:

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2016		2015	2016	2015
Expense related to post-employment benefit plans under defined contribution plans	~~W~~	9,915	5,983	24,425	19,009

(b)	Defined benefit plan

1)	The amounts recognized in relation to defined benefit obligations in the statements of financial position as of September 30, 2016 and December 31, 2015 are as follows:

(in millions of Won)	September 30, 2016		December 31, 2015
Present value of funded obligations	~~W~~	1,836,206	1,702,735
Fair value of plan assets(*1)		(1,565,290)	(1,532,090)
Present value of non-funded obligations		18,374	11,380

Net defined benefit liabilities	~~W~~	289,290	182,025

(*1)	As of September 30, 2016, the Company recognized net defined benefit assets amounting to ~~W~~1,475 million since there is a subsidiary whose fair value of plan assets exceeds present value of the defined benefit obligations (Note 14).

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2016

(Unaudited)

2)	Changes in present value of defined benefit obligations for the nine-month period ended September 30, 2016 and the year ended December 31, 2015 were as follows:

(in millions of Won)	September 30, 2016		December 31, 2015
Defined benefit obligation at the beginning of period	~~W~~	1,714,115	1,718,243
Current service costs		169,380	239,508
Interest costs		29,373	47,039
Remeasurements		75,161	(63,364)
Benefits paid		(131,126)	(157,983)
Others		(2,323)	(69,328)

Defined benefit obligation at the end of period	~~W~~	1,854,580	1,714,115

3)	Changes in fair value of plan assets for the nine-month period ended September 30, 2016 and the year ended December 31, 2015 were as follows:

(in millions of Won)	September 30, 2016		December 31, 2015
Fair value of plan assets at the beginning of period	~~W~~	1,532,090	1,427,918
Interest on plan assets		28,140	41,145
Remeasurement of plan assets		(5,305)	(8,515)
Contributions to plan assets		135,832	243,082
Benefits paid		(116,015)	(127,808)
Others		(9,452)	(43,732)

Fair value of plan assets at the end of period	~~W~~	1,565,290	1,532,090

4)	The amounts recognized in condensed consolidated interim statements of comprehensive income for the three-month and nine-month periods ended September 30, 2016 and 2015 were as follows:

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2016		2015	2016	2015
Current service costs	~~W~~	52,975	58,700	169,380	183,179
Net interest costs		192	1,733	1,233	4,866

	~~W~~	53,167	60,433	170,613	188,045

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2016

(Unaudited)

20. Other Liabilities

Other liabilities as of September 30, 2016 and December 31, 2015 are as follows:

(in millions of Won)	September 30, 2016		December 31, 2015
Current
Due to customers for contract work	~~W~~	1,035,788	812,120
Advances received		809,912	780,357
Unearned revenue		10,208	11,684
Withholdings		167,258	153,562
Others		18,134	31,129

	~~W~~	2,041,300	1,788,852

Non-current
Unearned revenue		20,212	20,838
Others		38,904	56,935

	~~W~~	59,116	77,773

21. Financial Instruments

(a)	Classification of financial instruments

1) Financial assets as of September 30, 2016 and December 31, 2015 are as follows:

(in millions of Won)	September 30, 2016		December 31, 2015
Financial assets at fair value through profit or loss
Derivatives assets	~~W~~	87,369	188,489
Available-for-sale financial assets		2,310,008	2,209,744
Held-to-maturity investments		3,019	23,379
Loans and receivables		18,428,862	20,601,109

	~~W~~	20,829,258	23,022,721

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2016

(Unaudited)

2)	Financial liabilities as of September 30, 2016 and December 31, 2015 are as follows:

(in millions of Won)	September 30, 2016		December 31, 2015
Financial liabilities at fair value through profit or loss
Derivatives liabilities	~~W~~	137,874	155,502

Financial liabilities measured at amortized cost
Trade accounts and notes payable		2,985,266	3,136,446
Borrowings		21,761,185	25,220,231
Financial guarantee liabilities		88,408	101,311
Others		1,843,189	2,197,463

		26,678,048	30,655,451

	~~W~~	26,815,922	30,810,953

3)	Finance income and costs by category of financial instrument for the nine-month periods ended September 30, 2016 and 2015 were as follows:

①	For the nine-month period ended September 30, 2016

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Impairment loss	Others	Total	Other comprehensive income
Financial assets at fair value through profit or loss	~~W~~	—	16,037	—	257,488	—	—	273,525	—
Available-for-sale financial assets		383	—	—	7,787	(229,923)	32,947	(188,806)	217,520
Held-to-maturity financial assets		229	—	—	—	—	29	258	—
Loans and receivables		140,784	—	(428,779)	(11,993)	—	(115)	(300,103)	—
Financial liabilities at fair value through profit or loss		—	(98,945)	—	(260,569)	—	—	(359,514)	—
Financial liabilities measured at amortized cost		(512,999)	—	311,821	(61)	—	(14,091)	(215,330)	—

	~~W~~	(371,603)	(82,908)	(116,958)	(7,348)	(229,923)	18,770	(789,970)	217,520

②	For the nine-month period ended September 30, 2015

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Impairment loss	Others	Total	Other comprehensive loss
Financial assets at fair value through profit or loss	~~W~~	—	111,468	—	254,594	—	—	366,062	—
Available-for-sale financial assets		1,902	—	—	80,868	(93,874)	48,782	37,678	(195,970)
Held-to-maturity financial assets		347	—	—	—	—	(698)	(351)	—
Loans and receivables		158,697	—	432,904	(11,720)	—	(156)	579,725	—
Financial liabilities at fair value through profit or loss		—	(128,580)	—	(218,009)	—	—	(346,589)	—
Financial liabilities measured at amortized cost		(629,007)	—	(899,339)	—	—	(105,197)	(1,633,543)	—

	~~W~~	(468,061)	(17,112)	(466,435)	105,733	(93,874)	(57,269)	(997,018)	(195,970)

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2016

(Unaudited)

4)	Finance income and costs by category of financial instrument for the three-month periods ended September 30, 2016 and 2015 were as follows:

①	For the three-month period ended September 30, 2016

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Impairment loss	Others	Total	Other comprehensive income
Financial assets at fair value through profit or loss	~~W~~	—	(3,963)	—	82,501	—	—	78,538	—
Available-for-sale financial assets		55	—	—	6,578	(4,249)	5,681	8,065	89,272
Held-to-maturity financial assets		41	—	—	—	—	10	51	—
Loans and receivables		48,637	—	(385,496)	(4,677)	—	(28)	(341,564)	—
Financial liabilities at fair value through profit or loss		—	(47,100)	—	(71,329)	—	—	(118,429)	—
Financial liabilities measured at amortized cost		(169,911)	—	420,775	—	—	(5,557)	245,307	—

	~~W~~	(121,178)	(51,063)	35,279	13,073	(4,249)	106	(128,032)	89,272

②	For the three-month period ended September 30, 2015

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Impairment loss	Others	Total	Other comprehensive loss
Financial assets at fair value through profit or loss	~~W~~	—	38,618	—	111,618	—	—	150,236	—
Available-for-sale financial assets		453	—	—	23,108	(30,434)	1,775	(5,098)	(169,320)
Held-to-maturity financial assets		131	—	—	—	—	(716)	(585)	—
Loans and receivables		54,708	—	334,168	(3,543)	—	(72)	385,261	—
Financial liabilities at fair value through profit or loss		—	(65,660)	—	(109,569)	—	—	(175,229)	—
Financial liabilities measured at amortized cost		(204,606)	—	(713,903)	—	—	(51,629)	(970,138)	—

	~~W~~	(149,314)	(27,042)	(379,735)	21,614	(30,434)	(50,642)	(615,553)	(169,320)

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2016

(Unaudited)

(b)	Fair value

1)	Fair value and book value

The carrying amount and the fair value of financial instruments as of September 30, 2016 and December 31, 2015 are as follows:

(in millions of Won)	September 30, 2016			December 31, 2015
	Book value		Fair value	Book value	Fair value
Assets measured at fair value
Available-for-sale financial assets(*1)	~~W~~	1,896,579	1,896,579	1,854,784	1,854,784
Derivatives assets(*2)		87,369	87,369	188,489	188,489

		1,983,948	1,983,948	2,043,273	2,043,273

Assets measured at amortized cost(*3)
Cash and cash equivalents		3,401,297	3,401,297	4,870,185	4,870,185
Trade accounts and notes receivable, net		8,728,152	8,728,152	9,716,273	9,716,273
Loans and other receivables, net		6,299,413	6,299,413	6,014,651	6,014,651
Held-to-maturity financial assets		3,019	3,019	23,379	23,379

		18,431,881	18,431,881	20,624,488	20,624,488

Liabilities measured at fair value
Derivatives liabilities(*2)		137,874	137,874	155,502	155,502
Liabilities measured at amortized cost(*3)
Trade accounts and notes payable		2,985,266	2,985,266	3,136,446	3,136,446
Borrowings		21,761,185	22,195,937	25,220,231	25,413,577
Financial guarantee liabilities		88,408	88,408	101,311	101,311
Others		1,843,189	1,843,189	2,197,463	2,197,463

	~~W~~	26,678,048	27,112,800	30,655,451	30,848,797

(*1)	The fair value of available-for-sale financial assets publicly traded is measured at the closing bid price quoted at the end of the reporting period. Meanwhile, the fair value of unquoted available-for-sale financial assets is calculated using the valuation results from an external pricing service in which weighted average cost of capital of evaluated companies are used as discount rates. Available-for-sale financial assets which are not measured at fair value are not included.
(*2)	The fair value of derivatives is measured using valuation models such as Black-Scholes model and others in which the market yields on government bonds are used as a discount rate.
(*3)	The fair value of financial assets and liabilities measured at amortized cost is determined at the present value of estimated future cash flows discounted at the current market interest rate. The fair value is calculated for the disclosures in the notes. On the other hand, the Company has not performed fair value measurement for the financial assets and liabilities measured at amortized cost except borrowings since their carrying amounts approximate fair value.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2016

(Unaudited)

2)	The fair value hierarchy

The fair values of financial instruments by fair value hierarchy as of September 30, 2016 and December 31, 2015 are as follows:

①	September 30, 2016

(in millions of Won)	Level 1		Level 2	Level 3	Total
Financial assets
Available-for-sale financial assets	~~W~~	1,584,628	—	311,951	1,896,579
Derivatives assets		—	71,507	15,862	87,369

	~~W~~	1,584,628	71,507	327,813	1,983,948

Financial liabilities
Derivatives liabilities	~~W~~	—	137,874	—	137,874

②	December 31, 2015

(in millions of Won)	Level 1		Level 2	Level 3	Total
Financial assets
Available-for-sale financial assets	~~W~~	1,458,551	—	396,233	1,854,784
Derivatives assets		—	110,197	78,292	188,489

	~~W~~	1,458,551	110,197	474,525	2,043,273

Financial liabilities
Derivatives liabilities	~~W~~	—	147,384	8,118	155,502

(c)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk arising from financial assets and liabilities. The Company’s financial risk management objectives and policies are consistent with those disclosed in the consolidated financial statements as of and for the year ended December 31, 2015.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2016

(Unaudited)

22. Share Capital and Capital Surplus

(a)	Share capital as of September 30, 2016 and December 31, 2015 are as follows:

(in Won, except share information)	September 30, 2016		December 31, 2015
Authorized shares		200,000,000	200,000,000
Par value	~~W~~	5,000	5,000
Issued shares(*1)		87,186,835	87,186,835
Shared capital(*2)	~~W~~	482,403,125,000	482,403,125,000

(*1)	As of September 30, 2016, total shares of ADRs of 51,622,460, outstanding in overseas stock market, are equivalent to 12,905,615 shares of common stock.
(*2)	As of September 30, 2016, the difference between the ending balance of common stock and the par value of issued common stock is ~~W~~46,469 million due to retirement of 9,293,790 treasury stocks.

(b)	Capital surplus as of September 30, 2016 and December 31, 2015 are as follows:

(in millions of Won)	September 30, 2016		December 31, 2015
Share premium	~~W~~	463,825	463,825
Gain on disposal of treasury shares		783,761	783,756
Other capital surplus		141,212	136,042

	~~W~~	1,388,798	1,383,623

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2016

(Unaudited)

23. Hybrid Bonds

(a)	Hybrid bonds classified as equity as of September 30, 2016 and December 31, 2015 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Interest rate (%)	September 30, 2016		December 31, 2015
Hybrid bond 1-1(*1)	2013-06-13	2043-06-13	4.30	~~W~~	800,000	800,000
Hybrid bond 1-2(*1)	2013-06-13	2043-06-13	4.60		200,000	200,000
Issuance cost					(3,081)	(3,081)

				~~W~~	996,919	996,919

(*1)	Details of hybrid bonds as of September 30, 2016 are as follows:

(in millions of Won)	Hybrid bond 1-1	Hybrid bond 1-2
Issue price	800,000	200,000
Maturity date	30 years (The Company has a right to extend the maturity date)	30 years (The Company has a right to extend the maturity date)
Interest rate

Issue date ~ 2018-06-12 : 4.3%

Reset every 5 years as follows;

•After 5 years : return on government bond (5 years) + 1.3%

•After 10 years : additionally +0.25% according to Step-up clauses

•After 25 years : additionally +0.75%

Issue date ~ 2023-06-12 : 4.6%

Reset every 10 years as follows;

•After 10 years : return on government bond (10 years) + 1.4%

•After 10 years : additionally +0.25% according to Step-up clauses

•After 30 years : additionally +0.75%

Interest payments condition	Quarterly (Optional deferral of interest payment is available to the Company)	Quarterly (Optional deferral of interest payment is available to the Company)
Others	The Company can call the hybrid bond at year 5 and interest payment date afterwards	The Company can call the hybrid bond at year 10 and interest payment date afterwards

The interest accumulated but not paid on the hybrid bonds as of September 30, 2016 amounts to ~~W~~2,150 million.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2016

(Unaudited)

(b)	POSCO ENERGY Co., Ltd., a subsidiary of the Company, issued hybrid bonds which are classified as non-controlling interests in the consolidated financial statements. Hybrid bonds as of September 30, 2016 and December 31, 2015 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Interest rate (%)	September 30, 2016		December 31, 2015
Hybrid bond 1-1(*1)	2013-08-29	2043-08-29	4.66	~~W~~	165,000	165,000
Hybrid bond 1-2(*1)	2013-08-29	2043-08-29	4.72		165,000	165,000
Hybrid bond 1-3(*1)	2013-08-29	2043-08-29	4.72		30,000	30,000
Hybrid bond 1-4(*1)	2013-08-29	2043-08-29	5.21		140,000	140,000
Issuance cost					(1,532)	(1,532)

				~~W~~	498,468	498,468

(*1) Details of hybrid bonds of POSCO ENERGY Co., Ltd. as of September 30, 2016 are as follows:

(in millions of Won)	Hybrid bond 1-1	Hybrid bond 1-2 and 1-3	Hybrid bond 1-4
Issue price	165,000	195,000	140,000
Maturity date	30 years (The Company has a right to extend the maturity date)	30 years (The Company has a right to extend the maturity date)	30 years (The Company has a right to extend the maturity date)
Interest rate

Issue date ~ 2018-08-29 : 4.66%

Reset every 5 years as follows;

•After 5 years : return on government bond (5 years) + 1.39%

•After 10 years : additionally +0.25% according to Step-up clauses

•After 30 years : additionally +0.75%

Issue date ~ 2018-08-29 : 4.72%

Reset every 5 years as follows;

•After 5 years : return on government bond (5 years) + 1.45%

•After 10 years : additionally +0.25% according to Step-up clauses

•After 30 years : additionally +0.75%

Issue date ~ 2018-08-29 : 5.21%

Reset every 5 years as follows;

•After 5 years : return on government bond (5 years) + 1.55%

•After 10 years : additionally +0.25% according to Step-up clauses

•After 30 years : additionally +0.75%

Interest payments condition	Quarterly (Optional deferral of interest payment is available to the Company)	Quarterly (Optional deferral of interest payment is available to the Company)	Quarterly (Optional deferral of interest payment is available to the Company)
Others	The Company can call the hybrid bond at year 5 and interest payment date afterwards	The Company can call the hybrid bond at year 5 and interest payment date afterwards	The Company can call the hybrid bond at year 5 and interest payment date afterwards

The interest accumulated but not paid on the hybrid bonds as of September 30, 2016 amounts to ~~W~~1,996 million.

24. Reserves

Reserves as of September 30, 2016 and December 31, 2015 are as follows:

(in millions of Won)	September 30, 2016		December 31, 2015
Capital adjustment arising from investments in equity-accounted investees	~~W~~	(506,552)	(426,360)
Net changes in unrealized fair value of available-for-sale investments		180,745	(38,294)
Foreign currency translation differences		(332,288)	(109,646)
Others		(19,281)	(20,456)

	~~W~~	(677,376)	(594,756)

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2016

(Unaudited)

25. Treasury Shares

As of September 30, 2016, the Company holds 7,190,484 shares of treasury stock for price stabilization and others in accordance with the Board of Director’s resolution.

26. Construction Contract

(a)	When the outcome of a construction contract can be estimated reliably and it is probable that the contract will be profitable, contract revenue and contract cost are recognized over the period of the contract by reference to the percentage-of-completion. The percentage-of-completion is determined by calculating total contract costs incurred for work performed to date divided by latest estimated total contract costs. Variations in contract work, claims and incentive payments are included in contract revenue to the extent that may have been agreed with the customer and are capable of being reliably measured.

When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognized only to the extent of contract costs incurred that are likely to be recoverable. Expected losses are recognized immediately as an expense when there is high probability that total contract costs exceed total contract revenues.

The gross amount due from customers for contract work is presented for all contracts in which costs incurred plus recognized profits (less recognized losses) exceed progress billings. If progress billings exceed costs incurred plus recognized profits (less recognized losses), then the gross amount due to customers for contract work is presented. The Company recognizes advances received regarding the amount received from the ordering organization before the construction is progressing. Also, the Company recognized trade accounts and notes receivable with respect to the amount charged to the ordering organization but has not yet received.

(b) Details of in-progress construction contracts as of September 30, 2016 and December 31, 2015 are as follows:

(in millions of Won)	September 30, 2016			December 31, 2015
	Construction segment		Others	Construction segment	Others
Accumulated cost	~~W~~	21,480,296	339,173	18,786,683	311,726
Add: Accumulated profit		1,683,560	46,565	1,374,548	34,939
Less: Accumulated loss		(874,322)	(20,223)	(430,957)	(16,510)

Accumulated revenue		22,289,534	365,515	19,730,274	330,155
Less: Progress billings		(22,359,223)	(372,401)	(19,265,173)	(344,252)
Others		(6,615)	5,950	(24,967)	(20,126)

	~~W~~	(76,304)	(936)	440,134	(34,223)

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2016

(Unaudited)

(c)	Details of due from customers for contract work and due to customers for contract work related to construction as of September 30, 2016 and December 31, 2015 are as follows:

(in millions of Won)	September 30, 2016		December 31, 2015
	Construction segment	Others	Construction segment	Others
Due from customers for contract work	898,960	59,588	1,157,617	60,414
Due to customers for contract work	(975,264)	(60,524)	(717,483)	(94,637)

	(76,304)	(936)	440,134	(34,223)

(d)	Details of the provisions of construction loss, the allowance for due from customers and the accounts receivable of construction as of September 30, 2016 and December 31, 2015 are as follows:

(in millions of Won)	September 30, 2016		December 31, 2015
Construction segment	~~W~~	100,357	55,101
Others		1,599	1,380

	~~W~~	101,956	56,481

(e)	Due to the factors causing the variation of costs during the nine-month period ended September 30, 2016, the estimated total contract costs have changed. Details of changes in estimated total contract costs and the impact on profits or loss for the nine-month period ended September 30, 2016 and the future period are as follows:

(in millions of Won)	Changes in estimated		Changes in profit (loss) of construction contract
	total contract costs		Net income (loss)	Future income (loss)	Total
Construction segment	~~W~~	249,604	(469,549)	80,672	(388,877)
Others		8,840	(208)	8,041	7,833

	~~W~~	258,444	(469,757)	88,713	(381,044)

The impact on profit or loss for the current period and the future period is determined based on total contract costs, which are estimated based on the circumstances present for the period from the start of the contract to the end of reporting period as of September 30, 2016, and the estimated contract revenue as of September 30, 2016. Therefore, the estimated contract costs and contract revenues may be changed in the future.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2016

(Unaudited)

(f)	Uncertainty of estimates

1)	Total contract revenues

Total contract revenues are measured based on contractual amount initially agreed. However, the contract revenues can be increased by additional contract work, claims and incentive payments in the course of construction, or decreased by the penalty when the completion of contract is delayed due to the Company’s fault. Therefore, this measurement of contract revenues are affected by the uncertainty of the occurrence of future events.

2)	Total contract costs

Construction revenues are recognized according to the percentage of completion, which is measured on the basis of the gross amount incurred to date. Total contract costs are estimated based on future estimates of material costs, labor costs, outsourcing cost and others. There are the uncertainty of future estimates due to various internal and external effect such as fluctuation of market, the risk of business partner and the experience of project performance and others. The significant assumptions including uncertainty of the estimate of total contract costs are as follows:

Method of significant assumption
Material cost	Assumption based on recent purchasing price and quoted market price
Labor cost	Assumption based on standard monthly and daily labor cost
Outsourcing cost	Assumption based on the past experience rate of similar project and market price

Management reviews the assumptions used in estimated contract costs each end of the reporting period and adjusts them, if necessary.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2016

(Unaudited)

27. Selling and Administrative Expenses

(a)	Administrative expenses

Administrative expenses for the three-month and nine-month periods ended September 30, 2016 and 2015 were as follows:

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2016		2015	2016	2015
Wages and salaries	~~W~~	179,111	208,589	572,342	617,202
Expenses related to post-employment benefits		68,938	20,766	114,893	64,850
Other employee benefits		43,271	44,492	133,068	155,070
Travel		9,020	11,927	29,514	35,912
Depreciation		26,058	25,316	78,064	82,270
Amortization		35,570	41,556	102,771	124,266
Communication		2,315	2,358	7,733	9,313
Electricity expenses		1,825	1,765	5,899	7,403
Taxes and public dues		20,188	10,250	60,674	52,684
Rental		11,748	24,794	62,582	93,875
Repairs		2,003	2,293	7,521	8,942
Entertainment		3,248	3,725	9,962	11,714
Advertising		27,914	20,177	65,629	65,567
Research & development		26,869	32,906	77,658	88,536
Service fees		48,979	32,013	133,053	156,500
Supplies		1,912	1,816	5,866	7,935
Vehicles maintenance		2,617	2,031	7,759	8,234
Industry association fee		4,623	2,152	11,244	10,439
Conference		2,956	3,414	9,698	12,200
Contribution to provisions		4,530	3,318	9,433	9,745
Bad debt expenses		31,010	40,372	56,734	74,817
Others		7,094	5,026	23,100	25,372

	~~W~~	561,799	541,056	1,585,197	1,722,846

b)	Selling expenses

Selling expenses for the three-month and nine-month periods ended September 30, 2016 and 2015 were as follows:

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2016		2015	2016	2015
Freight and custody expenses	~~W~~	310,554	362,199	975,808	1,166,832
Operating expenses for distribution center		2,598	2,594	7,703	8,295
Sales commissions		24,463	15,829	66,813	47,717
Sales advertising		1,271	417	2,271	1,539
Sales promotion		2,539	5,740	7,270	16,147
Sample		411	707	1,828	2,027
Sales insurance premium		7,501	7,097	21,891	22,873
Contract cost		10,652	7,012	21,875	21,874
Others		5,918	3,674	9,229	8,970

	~~W~~	365,907	405,269	1,114,688	1,296,274

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2016

(Unaudited)

28. Finance Income and Costs

Details of finance income and costs for the three-month and nine-month periods ended September 30, 2016 and 2015 were as follows:

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2016		2015	2016	2015
Finance income
Interest income	~~W~~	48,733	55,292	141,396	160,946
Dividend income		5,681	1,775	32,947	48,782
Gain on foreign currency transactions		252,043	350,549	765,488	755,144
Gain on foreign currency translations		191,394	339,103	369,976	578,411
Gain on derivatives transactions		84,713	112,768	261,724	258,456
Gain on valuations of derivatives		(5,026)	41,236	89,543	129,080
Gain on disposals of available-for-sale financial assets		7,509	23,132	9,910	81,180
Others		626	2,860	3,102	11,458

	~~W~~	585,673	926,715	1,674,086	2,023,457

Finance costs
Interest expenses	~~W~~	169,911	204,606	512,999	629,007
Loss on foreign currency transactions		284,755	397,872	823,046	819,932
Loss on foreign currency translations		123,403	671,515	429,376	980,058
Loss on derivatives transactions		73,541	110,728	264,805	221,882
Loss on valuation of derivatives		46,037	68,278	172,451	146,192
Impairment loss on available-for-sale financial assets		4,249	30,434	229,923	93,874
Others		11,809	58,835	31,456	129,530

	~~W~~	713,705	1,542,268	2,464,056	3,020,475

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2016

(Unaudited)

29. Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the three-month and nine-month periods ended September 30, 2016 and 2015 were as follows:

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2016		2015	2016	2015
Other non-operating income
Gain on disposals of assets held for sale	~~W~~	85	7,829	22,269	227,009
Gain on disposals of investment in subsidiaries, associates and joint ventures		2,219	72,678	8,592	79,114
Gain on disposals of property, plant and equipment		4,532	4,493	22,467	19,312
Reversal of other bad debt expenses		6,554	(425)	12,653	20
Gain on insurance proceeds		3,888	2,138	18,087	8,887
Others		13,999	41,932	72,727	106,674

	~~W~~	31,277	128,645	156,795	441,016

Other non-operating expenses
Impairment losses on assets held for sale	~~W~~	18,434	108,827	24,759	132,244
Loss on disposals of property, plant and equipment		17,111	12,655	61,073	70,918
Impairment loss on property, plant and equipment		66,736	56,292	74,026	128,200
Impairment loss on intangible assets		12,135	73,141	14,660	114,074
Contribution to provisions		388	(2,954)	20,033	3,645
Other bad debt expenses		27,406	50,452	35,947	133,492
Donations		5,625	11,729	23,797	36,659
Idle tangible assets expenses		1,444	2,967	3,867	10,448
Others(*1)		53,784	304,680	95,169	389,935

	~~W~~	203,063	617,789	353,331	1,019,615

(*1)	The Company paid ~~W~~299,037 million in connection with its settlement with Nippon Steel & Sumitomo Metal Corporation for a civil lawsuit regarding improperly acquired trade secrets and patents during the three-month and nine-month periods ended September 30, 2015.

30. Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling and administrative expenses and other non-operating expenses in the statements of comprehensive income for the three-month and nine-month periods September 30, 2016 and 2015 were as follows (excluding finance costs and income tax expense):

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2016		2015	2016	2015
Raw material used, changes in inventories and others	~~W~~	6,744,733	9,277,298	20,551,158	26,424,004
Employee benefits expenses		701,686	833,524	2,520,456	2,461,846
Outsourced processing cost		1,870,194	1,890,432	5,481,382	6,302,987
Electricity expenses		237,353	276,209	764,418	928,198
Depreciation(*1)		726,376	698,611	2,142,737	2,095,456
Amortization		92,170	96,930	276,615	283,427
Freight and custody expenses		310,554	362,199	975,808	1,166,832
Sales commissions		24,463	15,829	66,813	47,717
Loss on disposals of property, plant and equipment		17,111	12,655	61,073	70,918
Impairment loss on property, plant and equipment		66,736	56,292	74,026	128,200
Impairment loss on intangible assets		12,135	73,141	14,660	114,074
Contribution to provisions		55,043	26,777	152,143	53,936
Donations		5,625	11,729	23,797	36,659
Others		1,052,148	330,243	2,941,812	3,122,259

	~~W~~	11,916,327	13,961,869	36,046,898	43,236,513

(*1)	Includes depreciation expense of investment property.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2016

(Unaudited)

31. Income Taxes

The effective tax rate of the Company for the nine-month periods ended September 30, 2016 and 2015 was 29.95% and 255.9%, respectively.

The effective tax rate for the nine-month period ended September 30, 2016 was higher than the statutory tax rate of 24% for the controlling company mainly due to the effect of deductible temporary difference in the Company’s investment in subsidiaries and associates, for which no deferred tax assets are recognized due to the expectations on repatriation of the investments.

The effective tax rate for the nine-month period ended September 30, 2015 was higher than the statutory tax rate of 24% for the controlling company mainly due to the followings: 1) increase in deferred tax liabilities related to the controlling company’s investment in POSCO ENGINEERING & CONSTRUCTION., LTD. as a result of changes in management’s expectations on repatriation of the investment and 2) the effect of deductible temporary difference in the Company’s investments in subsidiaries and associates, for which no deferred tax assets are recognized due to the expectations on repatriation of the investments.

32. Earnings per Share

Basic and diluted earnings per share for the three-month and nine-month periods ended September 30, 2016 and 2015 were as follows:

(in Won, except per share information)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2016		2015	2016	2015
Profit (loss) attributable to controlling interest	~~W~~	545,688,730,131	(541,627,096,067)	1,197,013,746,434	(4,863,510,568)
Interests of hybrid bonds		(8,330,108,492)	(8,347,872,419)	(24,804,509,930)	(24,699,275,257)

		537,358,621,639	(549,974,968,486)	1,172,209,236,504	(29,562,785,825)
Weighted-average number of common shares outstanding(*1)		79,996,318	79,993,620	79,996,052	79,993,350

Basic and diluted earnings(loss) per share	~~W~~	6,717	(6,875)	14,653	(370)

(*1)	The weighted-average number of common shares used to calculate basic and diluted earnings per share are as follows:

(Share)	For the three-month periods ended September 30		For the nine-month periods ended September 30
	2016	2015	2016	2015
Total number of common shares issued	87,186,835	87,186,835	87,186,835	87,186,835
Weighted-average number of treasury shares	(7,190,517)	(7,193,215)	(7,190,783)	(7,193,485)

Weighted-average number of common shares outstanding	79,996,318	79,993,620	79,996,052	79,993,350

Since there were no potential shares of common stock which had dilutive effects as of September 30, 2016 and 2015, diluted earnings per share is equal to basic earnings per share.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2016

(Unaudited)

33. Related Party Transactions

(a)	Significant transactions between the controlling company and related parties for the nine-month periods ended September 30, 2016 and 2015 were as follows:

1)	For the nine-month period ended September 30, 2016

(in millions of Won)	Sales and others(*1)			Purchase and others(*2)
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries(*3)
POSCO ENGINEERING & CONSTRUCTION., LTD.	~~W~~	28,110	16,642	8	180,712	—	18,236
POSCO Processing & Service		814,370	5,777	375,111	—	10,503	1,333
POSCO COATED & COLOR STEEL Co., Ltd.		232,828	2,560	—	—	9,390	121
POSCO ICT(*4)		987	523	—	132,485	24,974	124,867
eNtoB Corporation		—	5	186,764	4,924	80	13,231
POSCO CHEMTECH		238,837	23,813	374,993	10,269	216,581	4,503
POSCO Energy CO., LTD		138,359	1,023	—	—	—	22
POSCO TMC Co., Ltd.		204,163	—	2	—	1,024	733
POSCO AST		152,108	1	—	—	19,695	922
POSCO DAEWOO Corporation (formerly, Daewoo International Corp.)(*5)		2,368,416	34,341	62,308	—	—	132
POSCO Thainox Public Company Limited		175,429	2,915	6,891	—	—	176
POSCO America Corporation		404,184	—	—	—	—	641
POSCO Canada Ltd.		—	—	83,005	—	—	—
POSCO Asia Co., Ltd.		1,304,048	221	307,166	102	735	1,657
Qingdao Pohang Stainless Steel Co., Ltd.		97,707	—	—	—	—	513
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		102,823	—	—	—	—	—
POSCO Japan Co., Ltd.		806,338	—	16,672	2,406	322	2,017
POSCO MEXICO S.A. DE C.V.		172,017	—	—	—	—	—
POSCO Maharashtra Steel Private Limited		268,152	106	—	—	—	57
Others		720,889	10,201	156,233	41,955	159,168	82,790

		8,229,765	98,128	1,569,153	372,853	442,472	251,951

Associates and joint ventures(*3)
SeAH Changwon Integrated Special Steel(*6)		28	—	1,095	—	627	—
POSCO PLANTEC Co., Ltd.(*6)		2,193	31	2,533	143,946	12,248	6,825
SNNC		4,661	863	334,208	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		31,456	—	—	—	—	—
KOBRASCO		—	29,297	—	—	—	—
Others		21,996	12,923	57,106	—	—	—

		60,334	43,114	394,942	143,946	12,875	6,825

	~~W~~	8,290,099	141,242	1,964,095	516,799	455,347	258,776

(*1)	Sales and others mainly consist of sales of steel products to subsidiaries, associates and joint ventures.
(*2)	Purchases and others mainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel products.
(*3)	As of September 30, 2016, the Company provided guarantees to related parties. (Note 34)
(*4)	Others (purchase) mainly consist of service fees related to maintenance and repair of ERP System.
(*5)	During the period ended September 30, 2016, Daewoo International Corporation was renamed POSCO DAEWOO Corporation.
(*6)	During the year ended December 31, 2015, it was reclassified from a subsidiary to an associate.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2016

(Unaudited)

2)	For the nine-month period ended September 30, 2015

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION., LTD.	~~W~~	3,127	114	19	358,910	1,822	29,398
POSCO Processing & Service		839,457	—	338,817	—	—	1,829
POSCO COATED & COLOR STEEL Co., Ltd.		298,089	—	—	—	7,510	56
POSCO ICT		893	5	—	180,537	22,249	131,964
eNtoB Corporation		—	—	203,061	5,118	94	15,004
POSCO CHEMTECH		340,549	24,756	387,038	6,893	225,706	1,180
POSCO Energy CO., LTD		140,252	999	—	—	—	13
POSCO TMC Co., Ltd.		202,421	—	—	—	1,058	1,017
POSCO AST Co., Ltd.		283,513	3	4,115	—	29,363	412
POS-HIMETAL Co., Ltd.		9,071	118	114,935	—	—	33
POSCO DAEWOO Corporation (formerly, Daewoo International Corp.)		2,652,467	34,341	37,732	—	—	865
SeAH Changwon Integrated Special Steel		2,811	176,904	8,239	—	515	75
POSCO PLANTEC Co., Ltd.		4,280	33	2,544	116,912	15,135	13,649
POSCO Thainox Public Company Limited		203,411	10	3,833	—	—	28
PT. KRAKATAU POSCO		—	—	115,557	—	—	—
POSCO America Corporation		496,793	7	—	—	—	139
POSCO Canada Ltd.		—	—	95,936	—	—	—
POSCO Asia Co., Ltd.		1,365,277	873	202,537	—	182	1,120
Qingdao Pohang Stainless Steel Co., Ltd.		97,498	—	—	—	—	46
POSCO JAPAN Co., Ltd.		785,031	9,383	18,625	2,198	201	1,086
POSCO MEXICO S.A. DE C.V.		201,101	189	—	—	—	2
POSCO Maharashtra Steel Private Limited		302,720	—	—	—	—	31
Others		667,261	11,960	182,468	73,807	161,069	78,332

		8,896,022	259,695	1,715,456	744,375	464,904	276,279

Associates and joint ventures
SeAH Changwon Integrated Special Steel		3,547	—	3,327	—	268	1
SNNC		1,934	412	326,679	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		19,187	—	—	—	—	—
Others		12,023	40,278	43,220	—	1	—

		36,691	40,690	373,226	—	269	1

	~~W~~	8,932,713	300,385	2,088,682	744,375	465,173	276,280

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2016

(Unaudited)

(b)	Significant transactions between the controlling company and related parties for the three-month periods ended September 30, 2016 and 2015 were as follows:

1)	For the three-month period ended September 30, 2016

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION., LTD.	~~W~~	750	13	8	27,381	—	2,190
POSCO Processing & Service		335,743	—	123,031	—	10,503	461
POSCO COATED & COLOR STEEL Co., Ltd.		79,499	—	—	—	2,899	65
POSCO ICT		301	231	—	51,045	7,191	43,332
eNtoB Corporation		—	5	64,335	760	24	4,308
POSCO CHEMTECH		79,401	5,801	128,287	3,666	75,368	1,169
POSCO Energy CO., LTD		45,256	371	—	—	—	22
POSCO TMC Co., Ltd.		57,402	—	1	—	—	56
POSCO DAEWOO Corporation (formerly, Daewoo International Corp.)		807,385	—	25,136	—	—	—
POSCO Thainox Public Company Limited		60,482	58	2,654	—	—	153
POSCO America Corporation		118,816	—	—	—	—	641
POSCO Canada Ltd.		—	—	19,524	—	—	—
POSCO Asia Co., Ltd.		403,657	98	142,877	53	444	935
Qingdao Pohang Stainless Steel Co., Ltd.		36,783	—	—	—	—	94
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		38,436	—	—	—	—	—
POSCO Japan Co., Ltd.		291,532	—	4,461	2,038	268	1,023
POSCO MEXICO S.A. DE C.V.		60,836	—	—	—	—	—
POSCO Maharashtra Steel Private Limited		75,568	106	—	—	—	—
Others		302,261	383	48,557	10,770	54,331	31,954

		2,794,108	7,066	558,871	95,713	151,028	86,403

Associates and joint ventures
SeAH Changwon Integrated Special Steel		8	—	208	—	110	—
POSCO PLANTEC Co., Ltd.		339	6	721	51,943	4,078	1,956
SNNC		2,261	166	128,309	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		14,887	—	—	—	—	—
Others		3,769	8,313	28,808	—	—	—

		21,264	8,485	158,046	51,943	4,188	1,956

	~~W~~	2,815,372	15,551	716,917	147,656	155,216	88,359

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2016

(Unaudited)

2)	For the three-month period ended September 30, 2015

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION., LTD.	~~W~~	1,100	24	—	67,549	—	62
POSCO Processing & Service		305,176	—	91,934	—	—	197
POSCO COATED & COLOR STEEL Co., Ltd.		99,689	—	—	—	1,812	2
POSCO ICT		213	1	—	96,025	7,580	43,535
eNtoB Corporation		—	—	56,609	2,722	41	4,540
POSCO CHEMTECH		94,719	7,123	127,539	711	75,685	681
POSCO Energy CO., LTD		44,075	384	—	—	—	—
POSCO TMC Co., Ltd.		79,405	—	—	—	392	383
POSCO AST Co., Ltd.		84,368	—	—	—	10,092	303
POSHIMETAL Co., Ltd.		2,554	43	32,811	—	—	—
POSCO DAEWOO Corporation (formerly, Daewoo International Corp.)		870,337	—	10,983	—	—	96
POSCO PLANTEC Co., Ltd.		299	8	809	52,420	4,675	2,727
POSCO Thainox Public Company Limited		63,593	—	533	—	—	3
POSCO America Corporation		160,721	—	—	—	—	54
POSCO Canada Ltd.		—	—	31,912	—	—	—
POSCO Asia Co., Ltd.		443,568	294	77,282	—	87	883
Qingdao Pohang Stainless Steel Co., Ltd.		16,647	—	—	—	—	—
POSCO JAPAN Co., Ltd.		277,524	—	6,691	524	201	567
POSCO MEXICO S.A. DE C.V.		68,672	36	—	—	—	2
POSCO Maharashtra Steel Private Limited		94,782	—	—	—	—	31
Others		204,367	1,835	61,956	28,633	54,226	32,070

		2,911,809	9,748	499,059	248,584	154,791	86,136

Associates and joint ventures
SeAH Changwon Integrated Special Steel		1,894	—	655	—	39	—
SNNC		729	129	114,537	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		4,788	—	—	—	—	—
Others		2,787	8,879	14,925	—	1	—

		10,198	9,008	130,117	—	40	—

	~~W~~	2,922,007	18,756	629,176	248,584	154,831	86,136

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2016

(Unaudited)

(c)	The related account balances of significant transactions between the controlling company and related parties as of September 30, 2016 and December 31, 2015 are as follows:

1)	September 30, 2016

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION., LTD.	~~W~~	—	686	686	—	5,192	482	5,674
POSCO Processing & Service		127,741	46	127,787	7,176	2,149	4,024	13,349
POSCO COATED & COLOR STEEL Co., Ltd.		42,508	80	42,588	—	5	1,474	1,479
POSCO ICT		—	139	139	846	43,537	6,446	50,829
eNtoB Corporation		—	—	—	8,158	17,460	15	25,633
POSCO CHEMTECH		26,611	3,551	30,162	56,983	14,421	17,484	88,888
POSCO Energy CO., LTD		17,147	622	17,769	—	—	1,945	1,945
POSCO TMC Co., Ltd.		58,785	8	58,793	—	25	269	294
POSCO DAEWOO Corporation (formerly, Daewoo International Corp.)		130,534	17	130,551	6,628	14	49	6,691
POSCO Thainox Public Company Limited		60,482	—	60,482	—	153	—	153
POSCO America Corporation		8,144	—	8,144	—	343	—	343
POSCO Asia Co., Ltd.		279,986	9	279,995	19,985	—	143	20,128
Qingdao Pohang Stainless Steel Co., Ltd.		21,733	—	21,733	—	32	—	32
POSCO MEXICO S.A. DE C.V.		73,730	—	73,730	—	—	—	—
POSCO Maharashtra Steel Private Limited		121,386	5	121,391	—	—	—	—
Others		305,209	2,497	307,706	7,088	22,180	24,320	53,588

		1,273,996	7,660	1,281,656	106,864	105,511	56,651	269,026

Associates and joint ventures
POSCO PLANTEC Co., Ltd.		160	1	161	1,812	16,919	27	18,758
SNNC		214	32	246	28,222	—	598	28,820
KOBRASCO		—	14,648	14,648	—	—	—	—
Others		738	3	741	400	—	—	400

		1,112	14,684	15,796	30,434	16,919	625	47,978

	~~W~~	1,275,108	22,344	1,297,452	137,298	122,430	57,276	317,004

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2016

(Unaudited)

2)	December 31, 2015

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION., LTD.	~~W~~	508	30,368	30,876	—	42,159	1,002	43,161
POSCO Processing & Service		74,985	175	75,160	10,868	603	—	11,471
POSCO COATED & COLOR STEEL Co., Ltd.		43,669	66	43,735	—	—	1,262	1,262
POSCO ICT		—	6,832	6,832	1,060	94,865	5,880	101,805
eNtoB Corporation		—	—	—	8,683	14,209	12	22,904
POSCO CHEMTECH		32,670	4,500	37,170	54,636	11,398	18,062	84,096
POSCO Energy CO., LTD		18,680	2,585	21,265	—	—	—	—
POSCO TMC Co., Ltd.		63,521	31	63,552	—	180	195	375
POSCO AST		54,844	54	54,898	—	1,915	3,294	5,209
POSHIMETAL Co., Ltd.		707	9	716	—	10,148	—	10,148
POSCO DAEWOO Corporation (formerly, Daewoo International Corp.)		144,970	—	144,970	—	—	—	—
POSCO Thainox Public Company Limited		65,152	2	65,154	542	—	—	542
POSCO America Corporation		38,715	—	38,715	—	—	—	—
POSCO Asia Co., Ltd.		299,608	235	299,843	21,198	69	—	21,267
Qingdao Pohang Stainless Steel Co., Ltd.		16,689	—	16,689	—	—	—	—
POSCO MEXICO S.A. DE C.V.		94,588	—	94,588	—	—	—	—
POSCO Maharashtra Steel Private Limited		205,390	20	205,410	—	—	—	—
Others		172,019	5,035	177,054	18,208	45,476	23,985	87,669

		1,326,715	49,912	1,376,627	115,195	221,022	53,692	389,909

Associates and joint ventures
SeAH Changwon Integrated Special Steel		1,201	—	1,201	161	15	—	176
POSCO PLANTEC Co., Ltd.		123	19	142	1,901	46,159	—	48,060
SNNC		298	20	318	639	2	—	641
Others		740	12,200	12,940	—	145	—	145

		2,362	12,239	14,601	2,701	46,321	—	49,022

	~~W~~	1,329,077	62,151	1,391,228	117,896	267,343	53,692	438,931

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2016

(Unaudited)

(d)	Significant transactions between the Company, excluding the controlling company, and related companies for the nine-month periods ended September 30, 2016 and 2015 were as follows:

1)	For the nine-month period ended September 30, 2016

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Others
Associates and joint ventures
SeAH Changwon Integrated Special Steel	~~W~~	17,435	—	22,035	—
POSCO PLANTEC Co., Ltd.		14,850	5	1,606	1,608
New Songdo International City Development, LLC		179,475	—	—	14
SNNC		16,188	—	20,068	8,765
Posco e&c Songdo International Building		4,245	—	—	16,219
CHUNCHEON ENERGY CO., LTD		240,765	—	—	—
VSC POSCO Steel Corporation		33,405	48	513	—
USS-POSCO Industries		286,879	—	947	—
CSP - Compania Siderurgica do Pecem		131,644	—	—	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		48,690	—	46,067	—
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		—	—	20,122	—
POS-SEAHSTEELWIRE(TIANJIN)CO.,Ltd		10,171	—	—	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		22,024	—	31	—
Zhangjiagang Pohang Refractories Co., Ltd.		250	14	215	1,686
Sebang Steel		—	—	19,684	—
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.		82,785	—	3,535	—
DMSA/AMSA		—	—	55,665	—
South-East Asia Gas Pipeline Company Ltd.		—	66,086	—	—
Others		190,424	3,906	25,984	427

	~~W~~	1,279,230	70,059	216,472	28,719

2)	For the nine-month period ended September 30, 2015

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Others
Associates and joint ventures
SeAH Changwon Integrated Special Steel	~~W~~	25,630	—	36,866	1,982
New Songdo International City Development, LLC		343,699	—	—	597
SNNC		21,706	41	—	52,790
Posco e&c Songdo International Building		4,725	—	—	19,053
VSC POSCO Steel Corporation		17,684	—	2,149	3
USS-POSCO Industries		279,014	—	912	—
CSP - Compania Siderurgica do Pecem		666,618	—	—	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		57,267	—	53,693	—
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		3	—	16,895	—
POS-SEAHSTEELWIRE(TIANJIN)CO.,Ltd		6,762	—	—	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		20,947	—	—	—
Zhangjiagang Pohang Refractories Co., Ltd.		715	12	16,470	1,368
Sebang Steel		—	—	23,076	—
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.		167,658	—	3,040	3,190
DMSA/AMSA		800	7,061	—	—
South-East Asia Gas Pipeline Company Ltd.		—	21,854	—	—
Others		186,348	1,035	8,769	2,510

	~~W~~	1,799,576	30,003	161,870	81,493

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2016

(Unaudited)

(e)	Significant transactions between the Company, excluding the controlling company, and related companies for the three-month periods ended September 30, 2016 and 2015 were as follows:

1)	For the three-month period ended September 30, 2016

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Others
Associates and joint ventures
SeAH Changwon Integrated Special Steel	~~W~~	3,509	—	1,403	—
POSCO PLANTEC Co., Ltd.		8,506	5	—	—
New Songdo International City Development, LLC		51,142	—	—	6
SNNC		7,012	—	1,700	3,682
Posco e&c Songdo International Building		1,423	—	—	3,372
CHUNCHEON ENERGY CO., LTD		44,586	—	—	—
VSC POSCO Steel Corporation		10,380	—	—	—
USS-POSCO Industries		119,903	—	453	—
CSP - Compania Siderurgica do Pecem		123,743	—	—	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		16,914	—	11,067	—
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		—	—	2,479	—
POS-SEAHSTEELWIRE(TIANJIN)CO.,Ltd		4,015	—	—	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		8,282	—	11	—
Zhangjiagang Pohang Refractories Co., Ltd.		125	—	—	491
Sebang Steel		—	—	6,590	—
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.		29,774	—	—	—
DMSA/AMSA		—	—	12,813	—
South-East Asia Gas Pipeline Company Ltd.		—	7,018	—	—
Others		72,724	1,032	12,919	5

	~~W~~	502,038	8,055	49,435	7,556

2)	For the three-month period ended September 30, 2015

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Others
Associates and joint ventures
SeAH Changwon Integrated Special Steel	~~W~~	9,543	—	17,865	—
New Songdo International City Development, LLC		95,687	—	—	512
SNNC		9,569	3	—	335
Posco e&c Songdo International Building		1,604	—	—	6,269
VSC POSCO Steel Corporation		4,630	—	78	1
USS-POSCO Industries		80,254	—	476	—
CSP - Compania Siderurgica do Pecem		194,441	—	—	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		12,768	—	10,624	—
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		3	—	5,021	—
POS-SEAHSTEELWIRE(TIANJIN)CO.,Ltd		1,241	—	—	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		5,460	—	—	—
Zhangjiagang Pohang Refractories Co., Ltd.		243	4	4,869	731
Sebang Steel		—	—	7,013	—
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.		76,972	—	—	1
DMSA/AMSA		793	2,531	—	—
South-East Asia Gas Pipeline Company Ltd.		—	7,257	—	—
Others		72,024	333	2,975	176

	~~W~~	565,232	10,128	48,921	8,025

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2016

(Unaudited)

(f)	The related account balances of significant transactions between the Company, excluding the controlling company, and related companies as of September 30, 2016 and December 31, 2015 are as follows:

1)	September 30, 2016

(in millions of Won)	Receivables					Payables
	Trade accounts and notes receivable		Loans	Others	Total	Trade accounts and notes payable	Others	Total
Associates and joint ventures
POSCO PLANTEC Co., Ltd.		3,534	—	3	3,537	—	8,585	8,585
New Songdo International City Development, LLC		207,288	—	5,725	213,013	—	—	—
CHUNCHEON ENERGY CO., LTD		39,667	—	—	39,667	—	7,118	7,118
VSC POSCO Steel Corporation		12,720	—	—	12,720	—	—	—
USS-POSCO Industries		83,653	—	—	83,653	126	—	126
Nickel Mining Company SAS		140	54,815	96	55,051	—	—	—
AN KHANH NEW CITY DEVELOPMENT J.V CO., LTD.		59,372	54,815	643	114,830	—	868	868
CSP - Compania Siderurgica do Pecem		421,769	—	111,233	533,002	—	210,395	210,395
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		1,635	6,030	36	7,701	2,359	—	2,359
PT. Batutua Tembaga Raya		—	34,451	—	34,451	2,249	—	2,249
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		7,602	9,319	45	16,966	19	—	19
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.		51,352	—	—	51,352	—	—	—
DMSA/AMSA		—	82,223	—	82,223	—	—	—
South-East Asia Gas Pipeline Company Ltd.		—	254,668	—	254,668	—	—	—
Others		171,496	59,195	11,204	241,895	5,964	590	6,554

	~~W~~	1,060,228	555,516	128,985	1,744,729	10,717	227,556	238,273

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2016

(Unaudited)

2)	December 31, 2015

(in millions of Won)	Receivables					Payables
	Trade accounts and notes receivable		Loans	Others	Total	Trade accounts and notes payable	Others	Total
Associates and joint ventures
SeAH Changwon Integrated Special Steel	~~W~~	8,721	—	—	8,721	3,489	19	3,508
POSCO PLANTEC Co., Ltd.		9,853	—	6	9,859	6,263	8,908	15,171
New Songdo International City Development, LLC		168,646	—	25,964	194,610	—	14	14
Posco e&c Songdo International Building		5,821	—	—	5,821	—	—	—
VSC POSCO Steel Corporation		17,283	—	—	17,283	34	—	34
USS-POSCO Industries		170,170	—	—	170,170	9	—	9
Nickel Mining Company SAS		2,353	17,580	67	20,000	—	—	—
AN KHANH NEW CITY DEVELOPMENT J.V CO., LTD.		63,132	58,600	642	122,374	—	3,982	3,982
CSP - Compania Siderurgica do Pecem		410,005	—	118,112	528,117	—	138,111	138,111
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		9,455	10,782	6	20,243	3,999	—	3,999
PT. Batutua Tembaga Raya		—	36,830	—	36,830	—	—	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		8,961	11,720	48	20,729	4	—	4
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.		90,195	—	—	90,195	921	—	921
DMSA/AMSA		—	99,854	—	99,854	—	—	—
South-East Asia Gas Pipeline Company Ltd.		—	283,954	—	283,954	—	—	—
Others		192,621	52,034	13,648	258,303	12,591	21,181	33,772

	~~W~~	1,157,216	571,354	158,493	1,887,063	27,310	172,215	199,525

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2016

(Unaudited)

(g)	The details of significant financial transactions between the Company, excluding the controlling company, and related companies for the nine-month period ended September 30, 2016 and the year ended December 31, 2015 were as follows:

1)	For the nine-month period ended September 30, 2016

(in millions of Won)	Beginning		Loan	Collection	Others(*3)	Ending
Associates and joint ventures
MTAPOLIS Co.,Ltd.	~~W~~	26,000	—	—	—	26,000
Posco e&c Songdo International Building(*1)		—	298,865	—	(298,865)	—
DMSA/AMSA(*2)		99,854	11,774	—	(29,405)	82,223
South-East Asia Gas Pipeline Company Ltd.		283,954	—	(11,594)	(17,692)	254,668
PT. Batutua Tembaga Raya		36,830	—	—	(2,379)	34,451
PT. Tanggamus Electric Power		2,359	—	—	(153)	2,206
PT. Wampu Electric Power		4,454	1,123	—	(351)	5,226
PT. POSMI Steel Indonesia		4,688	—	—	(303)	4,385
Nickel Mining Company SAS		17,580	40,646	—	(3,411)	54,815
POSK(Pinghu) Steel Processing Center Co., Ltd.		5,743	5,690	(11,381)	(52)	—
AN KHANH NEW CITY DEVELOPMENT J.V CO., LTD.		58,600	—	—	(3,785)	54,815
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		10,782	—	(4,297)	(455)	6,030
KRAKATAU POS-CHEM DONG-SUH CHEMICAL		—	6,968	—	(390)	6,578
Hamparan Mulya		3,516	—	—	(227)	3,289
POS-SEAHSTEELWIRE(TIANJIN)CO.,Ltd		5,274	—	—	(341)	4,933
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		11,720	—	—	(2,401)	9,319
Pos-SeAH Steel Wire (Thailand) Co., Ltd.		—	6,968	(1,742)	1,352	6,578

	~~W~~	571,354	372,034	(29,014)	(358,858)	555,516

(*1)	During the nine-month period ended September 30, 2016, it was classified as a subsidiary from an associates.
(*2)	During the period ended September 30, 2016, loans amounting to ~~W~~24,624 million have been converted to shares of DMSA/AMSA, and its amount is included in others.
(*3)	Includes adjustments of foreign currency translation differences and others.

2)	For the year ended December 31, 2015

(in millions of Won)	Beginning		Loan	Collection	Others(*2)	Ending
Associates and joint ventures
MTAPOLIS Co.,Ltd.	~~W~~	26,000	—	—	—	26,000
DMSA/AMSA(*1)		140,544	21,653	—	(62,343)	99,854
South-East Asia Gas Pipeline Company Ltd.		295,352	—	(29,885)	18,487	283,954
PT. Batutua Tembaga Raya		34,342	—	—	2,488	36,830
PT. Tanggamus Electric Power		1,733	493	—	133	2,359
PT. Wampu Electric Power		—	4,299	—	155	4,454
VSC POSCO Steel Corporation		2,024	—	(2,024)	—	—
PT. POSMI Steel Indonesia		4,397	—	—	291	4,688
Nickel Mining Company SAS		16,488	—	—	1,092	17,580
POSK(Pinghu) Steel Processing Center Co., Ltd.		10,772	—	(5,543)	514	5,743
AN KHANH NEW CITY DEVELOPMENT J.V CO., LTD.		54,960	—	—	3,640	58,600
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		11,212	—	(1,132)	702	10,782
Hamparan Mulya		3,298	—	—	218	3,516
POS-SEAHSTEELWIRE(TIANJIN)CO.,Ltd		4,946	—	—	328	5,274
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		10,992	—	—	728	11,720

	~~W~~	617,060	26,445	(38,584)	(33,567)	571,354

(*1)	During the period ended December 31, 2015, loans amounting to ~~W~~72,430 million have been converted to shares of DMSA/AMSA, and its amount is included in others.
(*2)	Includes adjustments of foreign currency translation differences and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2016

(Unaudited)

(h)	For the nine-month periods ended September 30, 2016 and 2015, details of compensation to key management officers were as follows:

(in millions of Won)	September 30, 2016		September 30, 2015
Short-term benefits	~~W~~	69,895	81,692
Retirement benefits		13,371	17,289
Long-term benefits		13,714	15,472

	~~W~~	96,980	114,453

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influence and responsibilities in the Company’s business and operations.

34. Commitments and Contingencies

(a)	Details of guarantees

Contingent liabilities on outstanding guarantees provided by the Company as of September 30, 2016, are as follows:

(in millions of Won)			Guarantee limit			Guarantee amount
Guarantor	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency		Won equivalent
[The Company]
POSCO	POSCO ASSAN TST STEEL INDUSTRY	SMBC and others	USD	146,527,500	160,638	USD	131,874,750	144,574
	POSCO COATED STEEL (THAILAND) CO., LTD.	The Great & Co Co., Ltd.(SPC)	THB	5,501,000,000	173,997	THB	5,501,000,000	173,997
	POSCO Electrical Steel India Private Limited	ING and others	USD	83,784,000	91,852	USD	83,784,000	91,852
	POSCO Asia Co., Ltd.	HSBC and others	USD	150,000,000	164,445	USD	150,000,000	164,445
	POSCO Maharashtra Steel Private Limited	Export-Import Bank of Korea and others	USD	566,069,000	620,582	USD	395,655,200	433,758
	POSCO MEXICO S.A. DE C.V.	Korea Development Bank and others	USD	344,725,000	377,923	USD	234,725,000	257,329
	POSCO SS VINA Co., Ltd.	Export-Import Bank of Korea and others	USD	354,351,050	388,475	USD	354,351,050	388,475
	POSCO VST CO., LTD.	ANZ and others	USD	65,000,000	71,260	USD	24,375,000	26,722
	POSCO(Guangdong) Automotive Steel Co., Ltd.	SMBC and others	USD	65,000,000	71,260	USD	65,000,000	71,260
	POSCO-VIETNAM Co., Ltd.	Export-Import Bank of Korea	USD	196,000,000	214,875	USD	196,000,000	214,875
	PT. KRAKATAU POSCO	Export-Import Bank of Korea and others	USD	1,350,300,000	1,480,334	USD	1,222,747,825	1,340,499
	Zhangjiagang Pohang Stainless Steel Co., Ltd.	Korea Development Bank and others	CNY	1,084,955,000	177,900	CNY	1,084,955,000	177,900
POSCO DAEWOO Corporation (formerly, Daewoo International Corporation)	POSCO DAEWOO INDIA PVT., LTD.	Shinhan Bank and others	USD	165,000,000	180,890	USD	144,137,710	158,017
	Daewoo Paper Manufacturing Co., Ltd.	HSBC	USD	12,500,000	13,704	USD	12,500,000	13,704
	DAEWOO TEXTILE BUKHARA LLC	Export-Import Bank of Korea	USD	10,000,000	10,963	USD	10,000,000	10,963
	POSCO ASSAN TST STEEL INDUSTRY	ING and others	USD	14,652,750	16,064	USD	14,652,750	16,064
	PT.POSCO INDONESIA INTI	Export-Import Bank of Korea and others	USD	90,000,000	98,668	USD	90,000,000	98,668
	Daewoo Power PNG Ltd.	Export-Import Bank of Korea	USD	54,400,000	59,639	USD	36,000,000	39,467

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2016

(Unaudited)

(in millions of Won)			Guarantee limit			Guarantee amount
Guarantor	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency		Won equivalent
POSCO ENGINEERING & CONSTRUCTION., LTD.	EPC EQUITIES LLP	SG BANK SEOUL and others	USD	59,000,000	64,682	USD	59,000,000	64,682
	HONG KONG POSCO E&C (CHINA) INVESTMENT Co.,Ltd.	Woori Bank and others	USD	147,000,000	161,156	USD	144,000,000	157,867
	POSCO E&C Vietnam Co., Ltd.	Export-Import Bank of Korea	USD	16,500,000	18,088	USD	16,500,000	18,088
	POSCO ENGINEERING & CONSTRUCTION DO BRAZIL LTDA.	HSBC	USD	100,000,000	109,630	USD	100,000,000	109,630
	SANTOS CMI INC. USA	Citi New York	USD	8,000,000	8,770	USD	8,000,000	8,770
POSCO ICT	SANTOSCMI S.A.	Citi Ecuador	USD	3,000,000	3,289	USD	3,000,000	3,289
	PT.POSCO ICT INDONESIA	POSCO Asia Co., Ltd.	USD	2,100,000	2,302	USD	2,100,000	2,302
POSCO Engineering CO.,Ltd	POSCO ENGINEERING (THAILAND) CO., LTD.	HSBC	USD	16,000,000	17,541	USD	16,000,000	17,541
	PT PEN INDONESIA	POSCO Asia Co., Ltd.	USD	5,000,000	5,481	USD	5,000,000	5,481
POSCO M-TECH	PT. POSCO MTECH INDONESIA	POSCO Asia Co., Ltd.	USD	12,500,000	13,704	USD	12,500,000	13,704
POSCO CHEMTECH	PT.Krakatau Posco Chemtech Calcination	Hana Bank	USD	33,600,000	36,836	USD	25,411,765	27,859
POSCO Processing&Service	POSCO Canada Ltd.	Korea Development Bank	USD	8,427,038	9,239	USD	8,025,750	8,799
	POSCO Gulf SFC LLC	Hana Bank and others	USD	33,000,000	36,178	USD	30,950,000	33,930
	Pos-Sea Pte Ltd	Woori Bank and others	USD	20,000,000	21,926	USD	5,000,000	5,482
DAEWOO TEXTILE BUKHARA LLC	DAEWOO TEXTILE FERGANA LLC	National Bank of Uzbekistan	USD	6,127,060	6,717	USD	6,127,060	6,717
DAEWOO TEXTILE FERGANA LLC	DAEWOO TEXTILE BUKHARA LLC	Bukhara TEX	USD	2,165,942	2,375	USD	2,165,942	2,375
POSCO E&C CHINA CO., Ltd.	HONG KONG POSCO E&C (CHINA) INVESTMENT Co., Ltd.	Woori Bank	USD	17,000,000	18,637	USD	17,000,000	18,637
POSCO JAPAN Co., Ltd.	POSCO-JWPC Co., Ltd.	Higo Bank and others	JPY	669,400,000	7,254	JPY	669,400,000	7,254
SANTOSCMI S.A.	COMPANIADEAUTOMATIZACION & CONTROL, GENESYS S.A.	Banco de Guayaquil	USD	300,000	329	USD	144,000	158
POSCO COATED & COLOR STEEL Co., Ltd.	Myanmar POSCO C&C Company, Limited.	POSCO Asia Co., Ltd. and others	USD	13,986,947	15,334	USD	13,986,947	15,334
POSCO ENERGY CO., LTD.	PT. KRAKATAU POSCO ENERGY	Export-Import Bank of Korea and others	USD	193,900,000	212,573	USD	161,642,558	177,209

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2016

(Unaudited)

(in millions of Won)			Guarantee limit			Guarantee amount
Guarantors	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency		Won equivalent
[Associates and joint ventures]
POSCO	CSP - Compania Siderurgica do Pecem	Export-Import Bank of Korea and others	USD	420,000,000	460,447	USD	413,416,940	453,228
		BNDES	BRL	464,060,000	156,124	BRL	348,349,782	117,195
	LLP POSUK Titanium	Kookmin Bank	USD	15,000,000	16,445	USD	15,000,000	16,445
POSCO DAEWOO Corporation (formerly, Daewoo International Corporation)	GLOBAL KOMSCO Daewoo LLC	ICBC and others	USD	10,325,000	11,319	USD	8,225,000	9,017
POSCO ENGINEERING & CONSTRUCTION., LTD.	New Songdo International City Development, LLC	Others	KRW	340,000	340,000	KRW	340,000	340,000
POSCO ICT	Incheon-Gimpo Expressway Co., Ltd	Korea Development Bank	KRW	100,000	100,000	KRW	100,000	100,000
	UITrans LRT Co., Ltd.	Kookmin Bank	KRW	76,000	76,000	KRW	76,000	76,000
POSCO CHEMTECH	PT.INDONESIA POS CHEMTECH CHOSUN Ref	Hana Bank	USD	4,500,000	4,933	USD	4,500,000	4,933
	KRAKATAU POS-CHEM DONG-SUH CHEMICAL	Hana Bank	USD	5,883,750	6,450	USD	3,032,479	3,325
POSCO DAEWOO CHINA CO., LTD.	SHANGHAI LANSHENG DAEWOO CORP.	Bank of Communications	CNY	30,000,000	4,919	CNY	30,000,000	4,919
	SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.	Bank of Communications	CNY	50,000,000	8,198	CNY	50,000,000	8,198
[Others]
POSCO DAEWOO Corporation (formerly, Daewoo International Corporation)	Ambatovy Project Investments Ltd. and others	Export-Import Bank of korea	USD	87,272,727	95,677	USD	52,335,760	57,375
POSCO ENGINEERING & CONSTRUCTION., LTD.	Ecocity CO. LTD and others THE GALE INVESTMENTS	Others	KRW	1,065,350	1,065,350	KRW	403,947	403,947
	COMPANY, L.L.C.	Woori Bank	USD	50,000,000	54,815	USD	50,000,000	54,815
POSCO ICT	Hyochun CO., LTD	Daegu Bank and others	KRW	39,575	39,575	KRW	39,575	39,575
	SMS Energy and others	Hana Bank and others	KRW	123,880	123,880	KRW	105,289	105,289
	BLT Enterprise and others	Kyobo Life Insurance Co., Ltd and others	KRW	1,163,585	1,163,585	KRW	1,163,585	1,163,585
POSCO Engineering CO., Ltd	SAMJIN SOLAR ENERGY and others	Hana Bank and others	KRW	22,440	22,440	KRW	11,487	11,487
POSCO AUSTRALIA PTY LTD	Department of Trade and Investment (NSW Government)	Woori Bank	AUD	8,023,765	6,717	AUD	8,023,765	6,717
	PERPETUAL TRUSTEE COMPANY LIMITED CBA		AUD	253,571	212	AUD	253,571	212
POSCO(Suzhou) Automotive Processing Center Co., Ltd.	POS INFRA AUTO	Korea Development Bank	USD	405,000	444	USD	405,000	444

			USD	4,959,302,764	5,436,889	USD	4,349,272,486	4,768,108
			KRW	2,930,830	2,930,830	KRW	2,239,883	2,239,883
			CNY	1,164,955,000	191,017	CNY	1,164,955,000	191,017
			THB	5,501,000,000	173,997	THB	5,501,000,000	173,997
			JPY	669,400,000	7,254	JPY	669,400,000	7,254
			AUD	8,277,336	6,929	AUD	8,277,336	6,929
			BRL	464,060,000	156,124	BRL	348,349,782	117,195

(b)	POSCO ENGINEERING & CONSTRUCTION., LTD. has provided completion guarantees for Samsung C&T Corporation amounting to ~~W~~684,955 million while Samsung C&T Corporation has provided construction guarantees or payment guarantees on customers’ borrowings on behalf of POSCO ENGINEERING & CONSTRUCTION., LTD. amounting to ~~W~~645,737 million as of September 30, 2016.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2016

(Unaudited)

(c)	Other commitments

Details of other commitments of the Company as of September 30, 2016, are as follows:

Company	Description

POSCO	POSCO entered into long-term contracts to purchase iron ore, coal, nickel and others. The contracts of iron ore and coal generally have terms of more than three years and the contracts of nickel have terms of more than one year. These contracts provide for periodic price adjustments based on the market price. As of September 30, 2016, 144 million tons of iron ore and 23 million tons of coal remained to be purchased under such long-term contracts.

POSCO entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling.

As of September 30, 2016, POSCO entered into commitments with Korea National Oil Corporation for long-term foreign currency borrowings, which are limited up to the amount of USD 6.49 million. The borrowings are related to the exploration of gas hydrates in Western Fergana-Chenavard. The repayment of the borrowings depends on the success of the projects. POSCO is not liable for the repayment of full or part of the money borrowed if the respective projects fail. POSCO has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements. As of September 30, 2016, the ending balance of the borrowings amount to USD 4.09 million.

POSCO has provided a supplemental funding agreement to POSCO ENERGY CO., LTD., as the largest shareholder, at the request of the creditors including Norddeutsche Landesbank, to guarantee successful funding for construction of new power plant.

POSCO ENGINEERING & CONSTRUCTION., LTD.	As of September 30, 2016, POSCO ENGINEERING & CONSTRUCTION., LTD. has comprehensive loan agreements of up to ~~W~~203.5 billion and USD 218 million with Woori Bank. Also, POSCO ENGINEERING & CONSTRUCTION., LTD. has bank overdraft agreements of up to ~~W~~20 billion with WooriBank which is included in the limit of comprehensive loan agreements.

POSCO ICT	As of September 30, 2016, in relation to contract enforcement, POSCO ICT was provided with ~~W~~76,888 million and ~~W~~41,325 million guaranties from Korea Software Financial Cooperative and Seoul Guarantee Insurance, respectively.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2016

(Unaudited)

(d)	Litigation in progress

The Company is involved in 251 lawsuits and claims for alleged damages aggregating to ~~W~~695.7 billion as defendant as of September 30, 2016, which arise from the ordinary course of business. The Company has recognized provisions amounting to ~~W~~33.2 billion for 11 lawsuits based on its reliable estimate of outflow of resources. However, the Company has not recognized any provisions for other 240 lawsuits and claims since the Company believes that it does not have a present obligation as of September 30, 2016.

(e)	Other contingencies

Company	Description

POSCO	POSCO has provided two blank checks to Korea Resources Corporation as collateral for long-term domestic borrowings, and has provided three blank promissory notes and three blank checks to Korea National Oil Corporation as collateral for long-term foreign currency borrowings.

POSCO DAEWOO Corporation (formerly, Daewoo International Corporation)	As of September 30, 2016, POSCO DAEWOO Corporation has provided thirty-five blank promissory notes and sixteen blank checks to Korea National Oil Corporation as collateral for the guarantee on performance for contracts and others.

POSCO ENGINEERING & CONSTRUCTION., LTD.	As of September 30, 2016, POSCO ENGINEERING & CONSTRUCTION., LTD. has provided thirty-six blank checks and eight blank promissory notes as collateral for agreements and outstanding loans.

POSCO ICT	As of September 30, 2016, POSCO ICT has provided two blank promissory notes and sixteen blank checks to financial institutions as collateral for the guarantee on performance for contracts and others.

35. Cash Flows from Operating Activities

Adjustments for operating cash flows for the nine-month periods ended September 30, 2016 and 2015 were as follows:

(in millions of Won)	September 30, 2016		September 30, 2015
Trade accounts and notes receivable	~~W~~	800,951	1,520,615
Other receivables		68,515	383,007
Inventories		155,321	1,358,663
Other current assets		(140,834)	(30,652)
Other non-current assets		49,102	(57,276)
Trade accounts and notes payable		(64,468)	(881,205)
Other payables		25,817	(274,247)
Other current liabilities		96,672	244,979
Provisions		(71,709)	(95,372)
Payment of severance benefits		(131,126)	(131,489)
Plan assets		(19,817)	6,044
Other non-current liabilities		(8,896)	(81,118)

	~~W~~	759,528	1,961,949

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2016

(Unaudited)

36. Operating Segments

The Company’s operating businesses are organized based on the nature of markets and customers. The Company has four reportable operating segments - steel, trading, construction and others. The steel segment includes production of steel products and revenue of such products. The trading segment consists of exporting and importing a wide range of steel products and raw materials that are both obtained from and supplied to POSCO, as well as between other suppliers and purchasers in Korea and overseas. The construction segment includes planning, designing and construction of industrial plants, civil engineering projects and commercial and residential buildings, both in Korea and overseas. Other segment includes power generation, liquefied natural gas production, network and system integration and logistics. The policies of classification and measurement on operating segments were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2015.

Segment assets, liabilities and profit (loss) are measured based on separate financial statements in accordance with Korean International Financial Reporting Standard (“K-IFRS”) of the subsidiaries that organize reportable operating segments.

(a)	Information about reportable segments for the nine-month periods ended September 30, 2016 and 2015 were as follows:

1)	For the nine-month period ended September 30, 2016

(in millions of Won)	Steel		Trading	Construction	Others	Total
External revenues	~~W~~	19,547,893	11,835,006	4,846,786	1,836,457	38,066,142
Internal revenues		11,839,844	6,787,444	631,367	1,737,818	20,996,473
Inter segment revenue		6,677,921	3,780,595	505,251	1,669,174	12,632,941
Total revenues		31,387,737	18,622,450	5,478,153	3,574,275	59,062,615
Segment profits (loss)		1,146,896	122,818	(382,656)	31,846	918,904

2)	For the nine-month period ended September 30, 2015

(in millions of Won)	Steel		Trading	Construction	Others	Total
External revenues	~~W~~	21,677,404	14,080,237	6,234,409	2,294,345	44,286,395
Internal revenues		12,768,532	6,534,252	1,069,493	2,049,713	22,421,990
Inter segment revenue		6,977,831	3,371,581	876,647	1,978,672	13,204,731
Total revenues		34,445,936	20,614,489	7,303,902	4,344,058	66,708,385
Segment profits (loss)		91,586	163,785	(287,923)	(11,295)	(43,847)

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2016

(Unaudited)

(b)	Reconciliations of total segment profit or loss, to their respective consolidated financial statement line items for the nine-month periods ended September 30, 2016 and 2015 were as follows:

(in millions of Won)	September 30, 2016		September 30, 2015
Total profit (loss) for reportable segments	~~W~~	918,904	(43,847)
Corporate fair value adjustments		(102,052)	(72,749)
Elimination of inter-segment profits		217,590	(89,049)
Income tax expense		442,249	337,593

Profit before income tax expense	~~W~~	1,476,691	131,948

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